P.E. 12-31-05

06034256

RECD S.E.C.
APR 2 6 2006
1086

GAMCO
Investors, Inc.

Creating Wealth Through Research

PROCESSED
MAY 0 1 2006 E
THOMSON
FINANCIAL

2005 ANNUAL REPORT


Benjamin Graham
David Dodd
Roger Murray
Bruce Greenwald

THE GABELLI PRIZE

in honor of

Graham & Dodd, Murray, Greenwald

for

Value Investing

The value approach to investing pioneered by Professor Benjamin Graham and David Dodd and further developed by Professor Roger Murray and Bruce Greenwald of the Columbia University Graduate School of Business has been, by a wide margin, the most consistently successful approach to investing. This success has been validated by a number of academic/statistical studies, by the performance of value-oriented money management institutions, and by the records of individual, value-oriented investment managers. As a result, it remains our belief that the dissemination, extension, and refinement of the value approach are broadly beneficial to investors at large. In support of this, GAMCO Asset Management Inc. in cooperation with the Columbia University Graduate School of Business, has established an annual prize for Value Investing. The prize is intended to honor individual contributions in at least one of five areas, which serve the goals of refining, extending, and disseminating the practice of Value Investing. They are:

- Innovative work in valuing securities in the Graham & Dodd tradition for either particular industries or particular asset classes. This work may be either theoretical/academic or applied/practical. However, it will extend existing conventional wisdom on valuation in ways that can be usefully applied in practice.
- Innovative academic research of either a theoretical or statistical nature that illuminates and extends the principles of Value Investing.
- Work in community building and/or information dissemination that contributes to the widespread practice of Graham & Dodd principles.
- Outstanding contributions to Value Investing education by students, faculty (adjunct & full time), and practitioners.
- Contributions to the implementation of sound Value Investing practices within companies either through investor activism or public advocacy.

A committee drawn from the Value Investing community will apply these criteria in awarding the prize. The first recipient was Joel Greenblatt who received the honor at GAMCO's Annual Client Conference in May 2005. This year's honoree will receive the prize at GAMCO's 21st Annual Client Conference in May 2006.

Value Investing is fundamentally about:

- buying parts of ongoing enterprises;
- at prices below their identifiable intrinsic value; and
- by an amount that provides an appropriate margin of safety.

Intrinsic value arises from assets and from sustainable earnings power in excess of asset values when a company has a clearly identifiable competitive advantage which creates a protective moat around these excess returns. In the latter case, growth in that protected franchise also creates value, although the degree of certainty attaching to that value may be relatively low. A true value investor will never ignore the opportunities afforded by growth related value provided the underlying margin of safety is sufficient to compensate for the uncertainty.

\- Bruce Greenwald
March 2006

– GROWTH –
Building Blocks

Financial Highlights

(in thousands except assets under management and per share data)

	December 31,											CAGR[a]
	Pre IPO											12/31/95-12/31/05
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	
Assets under management (in millions, at period end)	$ 9,279	$ 9,525	$ 13,297	$ 16,300	$ 21,934	$ 23,551	$ 24,761	$ 21,249	$ 27,559	$ 28,659	$ 26,798	11.9%
Income Statement Data [b]**:**												
Revenues	$89,310	$98,168	$105,276	$138,187	$176,262	$233,918	$224,414	$209,959	$207,437	$255,163	$252,363	11.1
Operating income before management fee[c]	33,242	40,015	43,115	59,215	75,508	100,210	104,773	99,195	83,716	110,085	$ 97,948	12.7
Net income	16,391	18,182	21,323	28,695	45,694[d]	57,995	61,098	53,312	49,844	62,559	63,391	14.3
Net income per share - *diluted*	$ 0.68	$ 0.76	$ 0.89	$ 1.20	$ 1.53[d]	$ 1.94	$ 2.03	$ 1.76	$ 1.65	$ 2.06	$ 2.09	11.7
Year end shares outstanding	24,000	24,000	24,000	24,000	29,699[e]	29,519	29,828	29,881	30,050	28,837	29,543	

(a) CAGR-Compound Annual Growth Rate. (b) Based on adjusted historical financial information. (c) See Notes on Non-GAAP Financial Measures on page 13 (Note A). (d) See Notes on Non-GAAP Financial Measures on page 13 (Note C). (e) Six million shares were issued on February 11, 1999 at $17.50 per share through our initial public offering.

– Since the IPO –

GBL vs S&P 500

Growth of $10,000 Since the IPO


GBL
$25,870
158.7% Ttl Ret
S&P 500
$11,350
13.5% Ttl Ret
$10,000
IPO*
2005

**IPO Date Feb 11, 1999*

Since the IPO

Assets Under Management

Feb. 11, 1999	Dec. 31, 2005	% Change
$16.4	**$26.8**	**+63%**

$ in Billions

Since the IPO

Benchmark Performance

	Feb. 11, 1999	Dec. 31, 2005	% Change
GBL	**$17.50**	**$43.53**	**+148.7**
D J I A	**9,177**	**10,717**	**+16.8**
S&P 500	**1,223**	**1,248**	**+2.0**
Russell 2000	**406**	**673**	**+65.8**
Nasdaq	**2,309**	**2,205**	**(4.5)**

Current Business Mix

Separate Accounts
- Over 1,700 Relationships
- Customized Portfolios

Mutual Funds
- 27 Open End Funds
- 7 Closed End Funds

Investment Partnerships

As of December 31, 2005

Growing for Performance

	IPO	**2005**
Portfolio Managers	7	19
Analysts	10	34

Balance Sheet

Selected Highlights

	IPO	December 31,			
	2/99	1999	2001	2003	2005
Cash and investments[a]	$162	$188	$419	$677	$672
Debt	50	50	50	284	232
Equity	111	148	275	378	424

$ in millions

(a) See Notes on Non-GAAP Financial Measures on page 13 (Note B).

GABELLI = VALUE

Investment Partnerships
914-921-5135
F. William Scholz, II
www.gabelli.com/partnerships/

Private Accounts
914-921-5084
Paul M. Swirbul
www.gabelli.com/gamco/

Institutional Accounts
914-921-5237
Christopher C. Desmarais
www.gabelli.com/inst/

Mutual Funds
800-GABELLI
Jason G. Swirbul
www.gabelli.com/funds/

Chairman's Letter

Fellow Shareholders/Partners:

The Environment

2005 underscored Charles Dickens', *A Tale of Two Cities*, "It was the best of times, it was the worst of times." The stock market advanced, with the S&P 500 Index returning 4.9% including dividends. This followed the extraordinarily good years of 2003 and 2004 when the market's total return to investors was 28.7% and 10.9% respectively. The U.S. economy, buoyed by continued strong consumer spending led by another round of mortgage equity withdrawals (MEWs), overcame soaring energy costs, rising short-term interest rates, the trade deficit drag, and the destruction caused by Hurricanes Katrina, Rita and Wilma.

As we shared with you in the past, we believe the U.S. equity markets in 2006 will benefit from a focus on dividends and deals. We also believe the stock market will generate 7-9% returns over the next ten years. We expect to add significant incremental alpha to these returns through our fundamental equity research efforts. At the same time, substantial structural risks continue to build in the global financial system.


Our World
World Equity Markets
$40.9 Trillion
$1.6 Trillion
12.1%
CAGR
1977
2005
Source: Birinyi Associates, Inc. - As of December 31, 2005

These risks include major imbalances in the global economy due to the U.S. current account deficit – at some point something has to give. Secondly, increased consumption of natural resources and food by China and India puts a premium bid on world commodity prices. The uncertainty of reliable sourcing of oil from countries like Venezuela, Nigeria, Iran and Saudi Arabia creates major supply challenges. Equally important, since the world is awash with liquidity, investor's hunger for yield has resulted in dangerously low credit spreads and risk premiums. Simply put, investors are not getting paid for taking risk. We are adding to our financial resources to provide a margin of safety to our firm as well as "dry powder" for opportunistic as well as strategic transactions.

Our World
World Equity Markets



	Market Cap.	CAGR Since 1977
2005	$40.9 T	12.2%
2004	36.4	11.8
2003	30.1	11.9
2002	22.9	11.2
2001	26.5	12.4
2000	30.8	13.7
1999	35.1	15.1

Source: Birinyi Associates, Inc. - As of December 31, 2005

Challenges to our Company

GBL has historically been an equities firm. Our focus is to earn a superior risk-adjusted return for clients and shareholders. Our firm has thrived by focusing on the value side of the investment process. Over the next five years, we see the following dynamics that we must address:

- The landscape of corporate pension plans has been changing. Defined benefit plans are increasingly shifting to defined contribution plans. As this occurs, many of our institutional clients will either freeze or opt-out of defined benefit plans causing our assets under management to be more dependent on the corporate defined contribution market. In this regard, we may be at a disadvantage in not having sufficient size to navigate the competitive industry barriers being erected.

  Secondly, there is a growing need to educate the saver of the future as defined contribution plans take on greater importance.

  In other words, we need to grow our client service team to be better prepared to handle many different product platforms and the proliferation of client service requirements to assist those who are preparing for retirement. We need to enhance our capability to generate cash flow for individuals investment needs after their active working careers.

- High net worth clients are even more focused on absolute return strategies, particularly after the market drubbings of '00, '01 and '02. We need to broaden our product offerings and increase our service capabilities in this area. We need to continue to generate absolute returns and superior after-tax and risk-adjusted performance. Our competency in the merger and acquisition area will prove beneficial. We are doing more.

- GAMCO has a superb twenty eight year record of earning absolute returns on a non-leveraged basis by employing our proprietary Private Market Value with a Catalyst™ approach to stock selection. However, this may not prove to be attractive enough to compete with boutique firms that offer concentrated, and sometimes less tax-sensitive, alternatives-the "hyper-helpers" as unaffectionately labeled by Warren Buffett in his 2005 annual report.

- Institutions are also seeking the new cure all – portable alpha - and how to achieve it. In simple terms, this is a strategy that involves investing in areas that have little to no correlation with the general stock market. Our firm needs to be better equipped should the merits of these products and opportunities appeal to a growing number in the investment universe.

- Finally, mutual funds themselves are facing new competition from exchange-traded funds (ETFs) and a brain drain to competitive products, new regulations, pressure on fees and higher distribution costs. For example, the mutual fund gatekeepers will make this channel of distribution more challenging in the years ahead. We have to further enhance the value added benefits of our efforts by explaining better how we have and will continue to create "alpha" through research.

The Buffett Way

In Berkshire's 2005 Annual Report, Warren Buffett shares his thoughts on management succession.

Ours are similar. We are building on an already first-rate team of investment professionals to further strengthen our commitment to research and portfolio management. We are strengthening our business team to position ourselves for accelerated growth in the global markets for equity as well as for fixed income. I assure you I am as focused on my passion of earning a return for all our constituents as when we started the company in 1977. To quote from Buffett, . . . "And while we are on the subject, I feel terrific."

Giving Back

We are all fortunate to live in the wealthiest nation in the world and to benefit from working in the financial services industry. Each year we strive to make the world a better place by contributing to those in need. As in the past, many of us have donated countless hours of our time and have given resources to causes that support education, help to reduce poverty, and strive for human equality. "The more you give, the more you receive."

Dynamics for 2006

As we build for performance, we will continue to focus on our competencies in research, portfolio management and investor/client service. We will attract individuals who are committed and have a passion for the global capital markets and share our focus on the customer.

At the same time, in a world where regulations and risk are increasing, we strive to simplify our system, our products and all our day to day efforts in order to identify and curtail risk.

Managing a public company has always had its challenges. America's entrepreneurs and corporate leaders whose core beliefs lie in the free enterprise system are being tested as never before. Increased costs in time and money from Sarbanes-Oxley and rampant litigation threaten American economic growth in an era of heightened global competition. From day one, we have been committed to the highest standards of excellence and integrity in all aspects of our business. We continue in that spirit with our clients and shareholders as we strive to continue delivering superior returns.

A Century of Investing

Compound Annual Rates of Return

	Stocks	Bonds	Bills	Inflation
00s	-1.1	9.9	2.8	2.6
90s	18.2	8.8	4.9	2.9
80s	17.5	12.6	8.9	5.1
70s	5.9	5.5	6.3	7.4
60s	7.8	1.4	3.9	2.5
50s	19.4	-0.1	1.9	2.2
40s	9.2	3.2	0.4	5.4
30s	-0.1	4.9	0.6	-2.0
1926-2005	10.4%	5.5%	3.7%	3.0%

Source: Ibbotson Associates as of December 31, 2005

Financial Highlights – Michael Anastasio, Chief Financial Officer

2005 was a good year for GBL. Our 2005 earnings were a record $2.09 per fully diluted share versus $2.06 per fully diluted share in 2004.

Assets under management (AUM) were $26.8 billion on December 31, 2005. While our AUM declined in 2005, the decline was mostly attributable to our fixed income business and more specifically, to the withdrawal of assets from the Treasurer's Fund, which was closed during the fourth quarter 2005.

Operating income slipped in 2005 due to "building of our research and investor related services", a number of one-time charges, and higher costs related to regulatory initiatives including incremental expenses traceable to the elimination of soft dollars in our mutual fund business. Although our 2005 operating margin that we reported dropped to 38.8% versus 43.1% in the prior year, it would have been 40.5% if we excluded the one-time charges incurred for a new closed-end fund launch, the impairment of goodwill in our fixed income business, and compensation costs related to the accelerated vesting of stock options.

As expected, our results benefited from higher interest income due to the increase in short-term interest rates and gains from our venture capital investment in optionsXpress (Nasdaq: OXPS), which had its initial public offering during the first quarter of 2005. We invested $100,000 in 2001 and have already harvested $4.1 million in realized gains through December 31, 2005.

Our balance sheet remains strong. We ended the year with roughly $672 million in cash and investments in securities. With debt of $232 million, consisting of $100 million of 5.5% senior notes due May 2013, a $50 million 5% convertible note due August 2011, and $82.3 million of 5.22% senior notes due February 2007, our net cash and investments were $440 million or $14.90 per share on December 31, 2005.

Managing our Capital/Shareholder Compensation

Our primary goal is to use our liquid resources to opportunistically and strategically convert our interest income to operating income. We believe that our investment grade credit ratings from both Standard & Poor's and Moody's, combined with our liquid balance sheet, provides access to financial markets and the flexibility to add to our business. We have a request to enlarge our shelf registration to $500 million to give us even more flexibility. While this goal is our priority, if opportunities are not present with what we consider a margin of safety, we will consider other ways to return capital to our shareholders including stock repurchases and dividends.

During 2005, we returned approximately $57 million to shareholders through our stock buyback program and dividends. This included an investment of over $37 million through stock repurchases and $20 million or $0.69 per share in dividends. In addition, we accelerated the vesting of all unvested stock options and commenced a tender offer for all of our outstanding stock options. The completion of the tender offer resulted in the elimination of a potential overhang of 522,000 shares.

In February 2005, we issued 1.5 million shares of our common stock in connection with the settlement of the purchase contracts issued pursuant to our mandatory convertible securities. Although the issuance of these shares was partially offset by stock buyback, our shares outstanding at the end of 2005 were 29.5 million, approximately 2.4% above the 28.8 million shares outstanding on December 31, 2004. Our stock buyback efforts during the first quarter of 2006 have resulted in the repurchase of 779,000 shares, which brings our shares outstanding down to 28.8 million shares on March 31, 2006.

(Y)our Board

As shareholders, we are privileged to have an exceptional group of directors who are dedicated to building shareholder value. We would like to recognize the continuing contributions of Edwin Artzt, Raymond Avansino, John Ferrara, John Gabelli, Alan Heuberger, Karl Otto Pöhl, Robert Prather, and Vincent Tese as members of our Board of Directors. We would also like to extend a special thank you to Frederic Salerno for his dedicated past service to our shareholders as a member of our Board and Chairman of the Audit Committee. In this regard, we thought it appropriate to share with you background on Karl Otto Pöhl.

Sincerely,

Mario Gabelli

Mario J. Gabelli
Chairman

– Karl Otto Pöhl –



Following the historic collapse of the Berlin Wall in 1989, it was more important than ever to understand the dynamics of both Western and Eastern Europe. As one of Germany's most influential economists, Karl Otto Pöhl was in a unique position to understand these crosscurrents.

One of the economic architects of modern Europe, Mr. Pöhl started out as a sports reporter to help pay his way through Göttingen University. Later, as a graduate economist, he became a Director at the Ifo Institute for Economic Research in Munich. In the 1960s, he worked as an economic journalist in Bonn until the Social Democratic Party of Germany won the 1969 election. He then had a distinguished career in the federal government's Finance Ministry, until his appointment as President of the German Bundesbank in 1980 by Chancellor Willy Brandt. For over a decade, from 1980 to 1991, his commitment to the control of inflationary pressures was incomparable.

Mr. Pöhl also served as a board member for the Bank of International Settlements, as the German Governor for the International Monetary Fund, as Chairman of the G-10 Central Bank Governors, and as Chairman of the EEC Central Bank Governors. In 1992, he became a senior partner at private bank Sal. Oppenheim & Cie. He has been decorated by the governments of Austria, Italy, Sweden, Holland, and France, among others.

It was against this backdrop that Mr. Pöhl joined the Boards of the Gabelli open-end and closed-end funds in 1992. He periodically has shared his thoughts and insights with us regarding the global economic outlook, international interest rates, currency valuation, monetary policy, and geopolitical issues. In 1998, Mr. Pöhl was elected to the Board of GAMCO Investors, Inc. prior to our initial public offering.

Karl Otto Pöhl has been an invaluable contributor and visionary for the boards of Gabelli Funds. His quarterly briefings on global economic dynamics, the status of the dollar, the introduction of the Euro and the importance of the economic power of the Asian Tigers in the world economy have been prescient. In November 2005, Mr. Pöhl was appointed as Director Emeritus of each of the funds' Boards, while retaining his seat on the GAMCO Investors, Inc. Board.

We have been honored and privileged to work with Karl Otto Pöhl over the last fifteen years, and deeply value his continuing contribution and ongoing commitment to (y)our company's Board of Directors.

- GAMCO -


Gabelli Asset Management Company
Twentieth Annual Meeting

The High Net Worth market continues to be a driver of GAMCO's results. Our investment objective is to earn a superior risk-adjusted return for our clients over the long-term through our proprietary fundamental research. While we have expanded our investment product offerings to include large cap growth, large cap value and international, our core focus remains our "Private Market Value (PMV) with a Catalyst™" investment approach.

Each Separate Account portfolio is managed to meet the specific needs and objectives of the particular client by utilizing investment strategies and techniques within our areas of expertise. GAMCO has provided our high net worth clients with superior long term investment results since its inception in 1977 while protecting their capital in challenging market environments.

We believe that an important element of future growth in our Separate Accounts business is dependent on client relationships and retention. The firm will host its 21st Annual Client Conference on May 20th at the Pierre Hotel in New York City. We welcome all prospective investors to join us for a day of presentations by our portfolio managers and analysts.



With our 28 year history of serving this segment, long-term performance record, customized portfolio approach, tax sensitive buy-hold investment strategy, brand name recognition, and broad array of product offerings, we look forward to capitalizing on the growth opportunities in the High Net Worth market.

- Investment Partnerships -

From 2000 through 2005, the number of hedge funds doubled to 8,660 and the industry's assets have more than doubled to $1.1 trillion. Interestingly, more than $300 billion is managed from the state of Connecticut.

We have been managing absolute return portfolios since 1977. The Investment Partnership Group is a specialized investment division within GBL. It utilizes the research, trading and administrative resources of the parent organization while maintaining independence and flexibility. Our goals are simple. By earning returns for our clients, we earn returns for ourselves and for the shareholders of GBL. Our method is focused. We are research-driven, fundamental investors, and we follow the value investing principles articulated by Ben Graham and David Dodd in 1934. Our methodology embraces the broad scope of "PMV with a Catalyst™" investing, which includes arbitrage, special situations and long/short techniques. We implement our unique, event-driven value approach in U.S., European and Japanese markets.

We manage alternative investment assets through partnerships, funds and separate accounts for private investors and institutions in the United States and abroad. Our products aim to offer non-market correlated returns with low volatility. We offer a family of absolute return products under the Gabelli, GAMCO and GAMA Select brands. Our portfolios have dedicated teams looking for global investment opportunities in catalyst-driven value and sector investing. We can tailor investment solutions to specific client requirements.

2005 was an exciting year for the Investment Partnership Group, as we launched several new initiatives. Leveraging off nearly twenty years of experience in socially responsive investing, in May we created a multi-strategy socially responsive hedge fund, GAMCO SRI Partners, Ltd. In July, we opened The Gabelli Umbrella Fund, L.P., a fund of Gabelli hedge funds, and GAMCO Telecom Plus+, L.P., a long/short global telecom fund. Earl Gould, a seasoned energy investor with over forty years of investment experience, joined us in September to serve as portfolio manager of GAMA Select Energy Plus, L.P. GAMCO was selected to sub-advise a Shariah-compliant merger arbitrage mandate for Shariah Capital's Market Neutral Platform. In 2006, we also launched GAMCO Medical Opportunities, L.P., a partnership poised to capture the rapid growth of the global healthcare industry and also plan to launch a Capital Structure Arbitrage fund to be managed by Vincent Roche. We remain dedicated to enhancing shareholder value.

The SEC recently approved the registration of Gabelli Securities, Inc., one of our advisory subsidiaries, which manages a substantial portion of our Investment Partnership assets. This was done to comply with the new SEC rules regarding advisers of hedge funds.

– (Y)our Team –

In the first quarter of 1981, Gabelli & Company, Inc. hired two rookies. Twenty five years later, they are seasoned GBL veterans and an integral part of (Y)our Team.



Irene Smolicz

Irene Smolicz

Irene Smolicz, an undergrad at Brooklyn College, tracked the monthly production for a variety of industries. For the farm equipment industry, she posted the number of combines, balers and tractors on green columnar pads. Later, as the institutional brokerage business grew, she assisted on their trading desk, tracking commissions. As the asset management business grew, Irene processed the trades and managed the order flow. Fast forward to 2006, Irene is Senior Vice President of Trading and Head Trader for GAMCO Asset Management Inc. She is also a director of Gabelli & Company, Inc.



Douglas R. Jamieson

Douglas R. Jamieson

The second rookie was Doug Jamieson, who joined the firm as an analyst with our institutional research affiliate while a graduate student at Columbia University. In 1986, Doug became the Chief Operating Officer of GAMCO, our Institutional and High Net Worth Business, where he oversaw the growth in assets under management from $1 billion to over $12 billion during his eighteen years as COO. In August 2004, he was named President and Chief Operating Officer of GBL and is now responsible for managing all facets of our business which includes institutional and high net worth separate accounts, mutual funds, investment partnerships and our institutional broker dealer. Doug's contributions to GBL over the last twenty-five years have been extensive and invaluable.

– Socially Responsive Investing –

Socially Responsive Investing (SRI) is defined as the integration of an individual's or organization's values and societal concerns with their investment decisions. Whether taken individually or as a whole, SRI is a careful decision by an investor to allocate their capital in the best manner they see fit. They are making a choice to invest or not invest in a company that is aligned with, or against, their own personal convictions.



Christopher C. Desmarais is a Senior Vice President of GAMCO Asset Management Inc., the Director of Institutional Marketing and the Director of Socially Responsive Investments in the company's privately managed accounts division. Since joining GAMCO in 1993, Chris has been active in expanding GAMCO's capabilities in the field of Socially Responsive Investing.

According to a study completed by the Social Investment Forum, SRI assets have grown more than 258% from $639 billion in 1995 to $2.3 trillion in 2005 – representing 9.4% of the total universe of investment assets. Stated another way, nearly one out of every ten dollars under professional management today in the United States is involved in some form of Socially Responsive Investing.

GAMCO has been managing SRI portfolios for nearly 20 years. From our first client in 1987 to today, we have had a similar growth in assets as well. Today, the firm manages, on behalf of its SRI clients, in excess of $650 million in Value, Small Cap Value and Large Cap Value disciplines. With excellent performance and deep relationships, GAMCO has a solid understanding of the SRI marketplace. GAMCO has the investment and screening capabilities necessary to appeal to a large audience. This past year, a team headed by Christopher Desmarais, Senior Vice President and Director of Socially Responsive Investing, extended the SRI brand by launching a socially screened multi-strategy investment partnership that fully utilizes the resources of the organization. The investment team, consisting of Barbara Marcin, Beth Lilly and Ralph Rocco, has the capability and capacity to seize a large part of this market. Our efforts are targeting many of the large, faith-based Healthcare Systems across the U.S., along with religious organizations, foundations and endowments. GAMCO's experience, investment skill sets, and operational capabilities provide us the aptitude to manage socially responsive portfolios for any faith-based entity in the world today.


GAMCO SRI Growth in Assets
1987
'89
'91
'93
'95
'97
'99
'01
'03
'05

– Invest With Us –

Over our 28 years of investing, GAMCO's (GAMCO Asset Management Inc.) institutional accounts, managed in our traditional Gabelli Value style, have earned outstanding performance results. Our composite returns have exceeded the S&P 500 by approximately 5.0% on an annualized basis, with less market volatility risk as measured by our beta of 0.78. Our returns have been positive in 24 out of 28 years, capturing substantially all of the upside in bull markets and limiting the downside during bear markets. Consultants and plan sponsors refer to this as creating "alpha". We refer to this achievement as creating and preserving wealth for our clients by delivering a truly value-added offering, with low portfolio turnover which is highly tax efficient. Our institutional portfolios typically hold fewer stocks than the S&P 500, with an average market capitalization of $10.3 billion and an initial investment which generally exceeds $5 million.


GAMCO Asset Management Inc.
Twenty Eight Year Gabelli Value Investment Record
1977 – 2005
Compounded Annual Return
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
4.2%
6.3%
9.5%
13.0%
17.8%
18.7%
Inflation
U.S. T-Bills
30 Year U.S. Treasury Bond
S&P 500
GAMCO(a) (Net of Fees)
GAMCO (a) (Gross)
(a) GAMCO = Gabelli Value.

– Expressed Another Way –

Gabelli Value: 1977 - 2005

	GAMCO	S&P 500	Russell 2000	CPI + 10
Number of Up Years	24	23	20	
Number of Down Years	4	5	7	
Years GAMCO Beat Index		17	17	17
Total Return (CAGR)	17.8%[c]	13.0%	13.2%	14.2%
Total Return	9,998%[d]	3,065%		
Number of Stocks	80	500	2,000	
Median Market Cap.	$2.5 B	$10.6 B	$561 mm	
Mean Market Cap.	$10.3 B	$22.6 B	$703 mm	
Beta	0.78			

As of December 31, 2005


GAMCO
Growth of $1 Million Invested
GAMCO
$101,000,000
S&P 500
$31,600,000
$1,000,000
1977
Net of Fees
2005
GAMCO = Gabelli = Value


Performance 1997-2005
Gabelli Value vs. S&P 500 Index
- Up Markets -
- Down Markets -
- Up Markets -
30.5%
27.6%
2000-2002 CAGR
17.3%
14.4%
GAMCO
S&P 500
1997-1999 CAGR
4.4%
14.6%
2003-2005 CAGR

Footnotes

Past performance is no guarantee of future results. *The GAMCO Value composite represents fully discretionary, tax-exempt accounts managed for at least one full quarter and meeting minimum account size requirements. The minimum size requirement for inclusion in 1985 was $500,000; 1986, $1 million; and 1987 and thereafter, $5 million. The performance calculations include accounts under management during the respective periods. As of 12/31/05, the GAMCO Value composite included 46 accounts with an aggregate market value of $3.7 billion. A complete list of composites is available upon request. No two portfolios are identical. Accounts not within this size and type may have experienced different results. An investor cannot directly invest in the composite since it represents the returns of a number of GAMCO accounts as discussed above.*

GAMCO performance results are computed on a total-return basis, which includes all dividends, interest and accrued interest, and realized and unrealized gains and losses. Returns are presented in U.S. dollars. The inception date of the GAMCO Value composite is 10/1/77.

GAMCO performance results are computed after actual transaction costs, investment advisory fees and other expenses excluding custodial fees. GAMCO Total Return represents the total net return of the composite from 10/1/77 through 12/31/05. Beta is the measure of the GAMCO Value composite's risk (volatility) in relation to the S&P 500 Index.

Up and down markets are determined by the performance of the S&P 500 Index during the respective periods. CAGR refers to compound annual growth rate.

The S&P 500 is an unmanaged index of 500 U.S. stocks and performance represents total return of index including reinvestment of dividends. The Russell 2000 is an unmanaged index of 2000 small capitalization stocks and performance represents total return of index including reinvestment of dividends. The performance figures for the Russell 2000 are based on an inception date of 1/1/79. The CPI is a widely used measure of inflation and the CPI+10 measure is used to show the results that would have been achieved by obtaining a rate of return that exceeded the CPI by a constant 10% as a basis of comparison versus the results of the GAMCO Value composite.

- Mutual Funds -

We are pleased to report that our equity mutual funds and closed-end funds were at record levels with $13.0 billion in assets under management (AUM) on December 31, 2005. In total, we currently provide advisory services to twenty-six open-end mutual funds and seven closed-end funds with $13.7 billion of assets, representing 51% of our total AUM.

Closed-end Funds

Our closed-end fund business had another record year, ending 2005 with total assets of $5.1 billion, a 19% increase from 2004 year-end assets. Our seven exchange listed (NYSE or Amex) closed-end funds provide Gabelli Funds a 5% market share leadership position in the growing equity-oriented closed-end fund market. Our closed-end funds include $1.1 billion of assets attributable to preferred stocks issued by the Funds on which we earn a fee only when the performance of the funds exceeds the dividend rate of these preferred stocks.

Highlights during 2005 included the launch of our newest closed-end fund, The Gabelli Global Gold, Natural Resources & Income Trust (Amex: GGN), the completion of a heavily over-subscribed rights offering by The Gabelli Equity Trust (NYSE: GAB), and the issuance of two additional classes of preferred shares by The Gabelli Dividend & Income Trust (NYSE: GDV). Over $675 million in new assets were raised from these offerings while aggregate portfolio assets appreciated $390 million in 2005.

New Issue March 29, 2005

$352,000,000

The Gabelli Global Gold, Natural Resources & Income Trust

17,600,000 Shares

$20.00 Per Share

GGN - Amex

Citigroup
A.G. Edwards

Merrill Lynch & Co.
Gabelli & Company, Inc.

Advest, Inc.

Ferris, Baker Watts Incorporated

J.J.B. Hilliard, W.L. Lyons
Legg Mason Wood Walker Incorporated

Janney Montgomery Scott LLC
RBC Capital Markets

Stifel, Nicolaus & Company Incorporated

Wedbush Morgan Securities Inc.

Wells Fargo Securities

Copies of the Prospectus describing these securities may be obtained from any of the undersigned in States in which such underwriters may legally offer these securities. This announcement is neither an offer to sell nor a solicitation of an offer to buy these securities. The offer is made only by the Prospectus.

GGN, which invests primarily in equity securities of gold and natural resources companies and utilizes a covered call option-writing strategy to generate current income, had a total return of 22.0% during its first nine months of operation and had net assets of $390 million as of December 31, 2005.

GAB, launched in August 1986, finished its 19th year with net assets of $1.8 billion. Since inception, GAB has distributed over $1.8 billion in cash to shareholders through its 10% annual Distribution Policy.

GDV, launched in November 2003, invests primarily in dividend-paying equity securities and has an annualized total return of 10.1% since inception and net assets of $2.2 billion as of December 31, 2005.

Our Utility and Convertible Funds, each with five or more years of operating history continue to trade at premiums to their respective net asset values on the New York Stock Exchange, as of December 31, 2005. These trading patterns reflect investor confidence in the Gabelli investment philosophy and continuing demand for these products. We expect to build on this solid foundation with new offerings in the growing closed-end fund market.

Gabelli Asset Fund

Growth of a Hypothetical $10,000 Investment*



Gabelli Asset Fund, Class AAA
S&P 500 Index
$160,000
$132,011
$120,000
$100,000
$88,107
$60,000
$40,000
$20,000
$0
3/3/86 87 89 91 93 95 97 99 01 03 12/31/05

*Past performance is no guarantee of future results. The one, five, ten year and since inception average annual returns of The Gabelli Asset Fund through December 31, 2005 were 4.42%, 6.40%, 12.00% and 13.89%, respectively. Total return and average annual returns are historical and reflect changes in share price, reinvestment of dividends and capital gains and are net of expenses. Due to market volatility, current performance may be lower or higher than the figures shown. Investment return and principal value will fluctuate so, upon redemption, shares may be worth more or less than their original cost. To obtain the most recent month-end performance information, please call 800-GABELLI or visit www.gabelli.com. **Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. The prospectus, which contains more complete information about this and other matters, should be read carefully before investing.** Other share classes have different performance results. Inception date 3/3/86.*

Open-End Funds

We celebrated the 20th anniversary of our flagship Gabelli Asset Fund on March 3, 2006 which has generated an average annual return of 13.89% through December 31, 2005. Our Gabelli ABC Fund completed its 12th consecutive full year of positive annual performance and, according to Lipper Inc., is one of only three equity funds to achieve this performance record.

In December of 2005, we changed the names of eight Mutual Funds to GAMCO from Gabelli to align the branding of these Funds with the public company's name and to better reflect the diverse investment strategies we offer. These name changes have no effect on the management, the investment objective, or the investment strategy of each Fund. The "Gabelli" brand continues to represent our "Value" business and is primarily our absolute return, research driven Private Market Value (PMV) with a Catalyst™ funds. The GAMCO brand encompasses portfolios with various investment strategies and is our principal brand for funds that focus on "Growth" but also includes our gold, convertible and contrarian strategies.

– RESEARCH –

Focus . . . Integrity . . . Innovation


Water Utilities
Pressure Building
Escada
Vivendi
Groupe Danone
FINE ORE IN THE OIL SANDS
Gyrodine
Oceaneering
3G
UTILITIES
Deals Are Back!
FCC-New Chairman
RACINOS
FLORIDA
Worldwide
HEARING AID
Market
R E S E A R C H

- "INVESTING IN THE DIGITAL AGE" -

A/K/A

May You Live in Interesting Times

GAMCO continues to strengthen its portfolio management team. A year ago, Larry Haverty joined GAMCO as Associate Portfolio Manager of the Gabelli Global Multimedia Trust. Larry shares with us his thoughts on the digital world we live in.

The essence of modern capitalism is creative destruction wrote Joseph Schumpeter, the famous Economic Historian many years ago. Clearly the message is appropriate today. However, what if the market is to focus only on the destruction part and ignore the creative part? Does that create a problem or an opportunity?



Larry Haverty

Mr. Haverty was most recently a managing director for consumer discretionary research at State Street Research, the Boston-based subsidiary of Metropolitan Life Insurance Company. Prior to that, he held similar positions at Putnam Management and Fred Alger Management.

Mr. Haverty has a BS from the Wharton School and an MA from the Graduate School of Arts and Sciences at the University of Pennsylvania. He is married with three children and currently resides in St. Petersburg, FL.

Indeed, that may be the proper metaphor for where we are today in the investing world, a world that has woken up to the idea that the internet bubble period of 1998 to 2000 may not have been, like the railroad bubble of the 19th century, a bubble after all. Or perhaps Hollywood, itself and its content in the middle of the creative destruction tsunami, may have found a better metaphor for the environment confronting today's companies and their investors, that being the recent Academy Award winning Best Picture of 2005, "Crash."

The central event in that film is a multi-vehicle car crash and how it affects the participants in it. For Hollywood and for others in various communication businesses, it may be the arrival of new players in the neighborhood, particularly Google and Yahoo. Those firms have touched all of us in many ways including their role or lack of it in trying to spread democracy and free speech into China. However, at the root of their impact is a series of simple economic facts:

– They currently collect over $4 billion in cash flow from markets driven by advertising.

– That number is growing rapidly (30% plus) in all geographies.

– The growth does not require constant infusions of capital because of the scalability of the Internet.

How do firms react? Indeed, recent actions by some firms and managers within them seems no more rational than the maneuverings of the characters in "Crash" as they all find their way to the accident scene. Consider:

a) Disney puts up 12% of its stock to buy Pixar, a firm that has released four films and one sequel but appears to have mastered digital animation.

b) Billionaire Carl Icahn plots to unseat the management of Time Warner, a firm whose leaders probably created the worst merger in history and whose principal business, cable, has seen its valuation challenged by new forms of digital content distribution. Investors support management and Icahn is rebuffed.

c) Frustrated by years of stock underperformance, billionaire Sumner Redstone decides to split Viacom into two entities, slow growing CBS and fast growing, digitally with it Viacom. The fast growing company then makes its first acquisition, a movie company. CBS makes its first acquisition, an Internet merchandise company, College Sports TV, that is largely disguised as a cable network. Investors are confused. One plus one, at least so far, is less than two.

d) Rupert Murdoch, the Chairman of News Corporation, who is approaching his 75th birthday, decides that News Corporation must acquire its way into the digital age. His first purchase is My Space.com, a social networking site for teenagers. The site explodes in membership after its acquisition and now includes 50 million members, a number that is growing at the incredible rate of 200,000 a day. The best minds of the corporation are trying to figure out how to turn the traffic into revenue and cash flow. Investors remain skeptical.

How does an investment firm cope with this rapid change and its unwanted side effects, investor confusion and disappointing stock performance? As investors at GAMCO, we have tried not to lose our investor compass (Graham & Dodd) our tried and true analytic methodologies that have produced consistently superior results for our investors through the years. Here are some of the principles we have been applying. Keep in mind that as we write, in 2006, News Corporation and Disney, to cite two of many examples, have significantly outperformed Google and Yahoo.

1. There is really nothing new here. This is simply pure capitalism and creative destruction at work. Figuring this out is our job. We ought to be able to get it right.

2. The only absolute is there are no absolutes. No one gets to pick up all the marbles. Firms in the way of the digital steamroller can get out of the way or can buy their own steamrollers. An example is the help wanted category. It emerged on the net in the form of Monster.com and Hot Jobs (purchased by Yahoo). These firms took significant market share from the newspapers who then began to fight back with their own local sites tied to their classifieds and a consortium owned by three newspapers, Career Builder. This strategy may be more successful than the market thinks. Career Builder is now growing page views faster than the net sites and has two Super Bowl ads this year compared to none for Monster and Hot Jobs. This may be stupidity or success. We think it is the latter. We believe Career Builder has significant "hidden value" for Tribune, McClatchy, and Gannett. Local web sites of broadcasters and newspapers are clearly gaining viewer traction. Cash flow usually follows viewership.

3. There will always be demand for first class seats. Anyone observing the digital revolution would flunk the college course on it by responding that things are totally the same. Some things may be, but some things are not. One rule that usually holds is the value of the number one market share. Human nature will never abandon communal events, be they the World Cup, the Super Bowl, the NCAA Final Four or the number one TV show. The penalty for share loss, however, could be severe as is seen by the failure and merger of the WB and UPN networks. Their affiliate franchises are worth far less in the digital age. In TV, be number one and be local, a formula followed by Belo, Gray Television, and Hearst Argyle. The market has not rewarded that strategy recently, but with a hotly contested election period about to begin, it should. Political spending usually migrates to the number one outlet.

4. If you are living in the land of the cannibals, it helps to understand what they eat. Digitization has also extended to the investment world. An astounding 60% of NYSE volume is executed by programs (computers). While the execution algorithms are proprietary, the computer footprints in the marketplace are not hard to find. The machine strategy is generally to push momentum, whether it is earnings revision, acceleration in sales, or acceleration in earnings. Your friendly neighborhood computer pushed Google to $470. Then, like the coyote of the Road Runner cartoons, the music stopped and the coyote (Google) found itself over the cliff. In this case, the desert basin was 30% below the cliff. Painful! Sound analysis showed that new media growth in the total media area peaked in the second quarter of 2005, capturing 75% of total growth. Our forecast over the next five years is for that number to drop to 50%. That still leaves a lot of room for growth by older entrenched firms. It also displeases the momentum crowd, for their former darlings are no longer loved by those impersonal machine algorithms.

5. Look in unlikely places for winners. What is bad may be good for someone. Consider the following:

a. No industry had been more battered by the digital age than music. Once the best media segment, piracy turned it into the worst. As bad as manufacturing music was, it was worse to be retailing it. One of 2005's best stocks was of all things, a music retailer. Its name is Apple. Helped by an effective legal push by industry lawyers to control piracy and by its internal development of a relatively secure music player, the IPOD, Apple, an outsider, reaped the benefits of digitization. While the number of IPOD placements and downloads is astounding, even more impressive is the way Apple controlled discounting and limited distribution. Its retail stores served as a platform for the product, generating over $4000 of sales per square foot ($400 is a good number) and growing old store sales by 41% (5% is a good number). We did not catch the Apple wave, but we learned a lot by watching it.

b. The history of technology is that users of it benefit more than its manufacturers. With digital technology that remains so. In past cycles, a big winner was Wal-Mart, a firm that used distribution technology to improve its stock turn and return on invested capital. In the digital world, a similar winner has been the casino industry as well as its chief slot machine manufacturer, International Game Technology. The modern machine runs on an ever declining in price microprocessor and dispenses no coins. It requires little in the way of human support, although at this time it can't bring you a drink. It can soon wish you a happy birthday, perhaps even playing the song. Coming in a few years will be its ability to change games based on the time of day. All this is very helpful to casino margins and the order books of IGT, as we like to call it. The casino industry is a major beneficiary of the digital age. The only losers we can find are its patrons who keep returning for the ever-improving digital entertainment value.

That's it, a brief walk through the digital war zone. Like any war zone and like "Crash" there are winners and losers. We attempt to find the winners by applying sound principles and by thoroughly understanding the playing field. We will not always get it right, but when we do not, we try to learn from our mistakes so that we can be better the next time. We do not want to stand in yesterday's environment, but while we recognize the desire to anticipate rather than react to change, we realize that is easier said than done. Our record affirms the efficacy of our methods. In this environment it is never dull. As the Chinese say: "May you live in interesting times."

As of March 31, 2006, GAMCO Investors, Inc. and its subsidiaries owned Disney, Pixar, Time Warner, Viacom, CBS, News Corporation, Google, Wal-Mart, Yahoo, Monster.com, Tribune, McClatchy, Gannett, Apple, Belo, Gray Television, Hearst Argyle, International Game Technology, on behalf of their advisory clients.

Assets Under Management

($ in millions)

	At December 31											%CAGR
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	1999-2005
Equity:												
Mutual Funds	$ 3,875	$ 3,969	$ 5,313	$ 7,159	$10,459	$10,680	$10,165	$ 8,091	$11,618	$12,371	$12,963	11.3%
Institutional and High Net Worth Separate Accounts	5,051	5,200	6,085	7,133	9,370	10,142	11,513	9,990	13,031	13,587	12,382	10.4
Total Equity	$ 8,926	$ 9,169	$11,398	$14,292	$19,829	$20,822	$21,678	$18,081	$24,649	$25,958	$25,345	11.3
Fixed Income:												
Money Market Mutual Funds	$ 236	$ 235	$ 827	$ 1,030	$ 1,175	$ 1,425	$ 1,781	$ 1,963	$1,703	$ 1,488	$ 724	20.2
Bond Mutual Funds	5	5	6	8	6	8	9	14	11	11	11	8.2
Institutional and High Net Worth Separate Accounts	–	–	928	824	694	859	720	613	504	388	84	n/a
Total Fixed Income	$ 241	$ 240	$ 1,761	$ 1,862	$ 1,875	$ 2,292	$ 2,510	$ 2,590	$ 2,218	$ 1,887	$ 819	22.9
Investment Partnerships:												
Investment Partnerships	$ 112	$ 116	$ 138	$ 146	$ 230	$ 437	$ 573	$ 578	$ 692	$ 814	$ 634	21.9
Total Assets Under Management	$ 9,279	$ 9,525	$13,297	$16,300	$21,934	$23,551	$24,761	$21,249	$27,559	$28,659	$26,798	11.9
Breakdown of Total Assets Under Management:												
Mutual Funds	$ 4,116	$ 4,209	$ 6,146	$ 8,197	$11,640	$12,113	$11,955	$10,068	$13,332	$13,870	$13,698	12.9
Institutional and High Net Worth Separate Accounts	5,051	5,200	7,013	7,957	10,064	11,001	12,233	10,603	13,535	13,975	12,466	10.7
Investment Partnerships	112	116	138	146	230	437	573	578	692	814	634	21.9
Total Assets Under Management	$ 9,279	$ 9,525	$13,297	$16,300	$21,934	$23,551	$24,761	$21,249	$27,559	$28,659	$26,798	11.9

Notes on Non-GAAP Financial Measures

A. Operating income before management fee expense is used by management for purposes of evaluating its business operations. We believe this measure is useful in illustrating the operating results of the Company as management fee expense is based on pre-tax income and includes non-operating items including investment gains and losses from the Company's proprietary investment portfolio and interest expense.

Reconciliation of Non-GAAP Financial Measures to GAAP:

The reconciliation of operating income before management fee to operating income for each of the four quarters in 2004 and 2005 is computed as follows (in thousands):

	2004					2005				
	1st QTR	2nd QTR	3rd QTR	4th QTR	Total	1st QTR	2nd QTR	3rd QTR	4th QTR	Total
Operating Income before management fee	$ 28,113	$26,872	$24,235	$30,865	$110,085	$22,409	$21,953	$26,093	$27,493	$97,948
Deduct: Management fee	2,836	2,438	2,284	3,459	11,017	2,255	2,322	3,495	3,284	11,356
Operating Income	$25,277	$24,434	$21,951	$27,406	$99,068	$20,154	$19,631	$22,598	$24,209	$86,592

The reconciliation of operating income before management fee to operating income on an adjusted historical basis is computed as follows (in thousands):

	Pre IPO										
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Operating Income before management fee	$33,242	$40,015	$43,115	$59,215	$75,508	$100,210	$104,773	$99,195	$83,716	$110,085	$ 97,948
Deduct: Other adjustments	2,025	2,935	1,789	1,957	50,748	–	–	–	–	–	–
Deduct: Management fee	9,423	10,192	10,580	12,246	10,153	11,296	11,325	9,533	9,002	11,017	11,356
Operating Income	$21,794	$26,888	$30,746	$45,012	$14,607	$ 88,914	$ 93,448	$89,662	$74,714	$ 99,068	$ 86,592

B. Cash and investments as adjusted have been computed as follows (in millions):

	February 9, 1999	December 31, 1999	2000	2001	2002	2003	2004	2005
Cash and cash equivalents	$123	$103	$ 69	$305	$311	$387	$257	$171
Investments (marketable securities)	39	91	191	115	218	228	306	412
Total cash and investments (marketable securities)	162	194	260	420	529	615	563	583
Amounts payable to /receivable from brokers	–	(6)	–	(8)	(17)	(5)	5	8
Adjusted cash and investments (marketable securities	162	188	260	412	512	610	568	591
Investments (available for sale)	–	–	–	7	6	67	76	81
Total adjusted cash and investments	$162	$188	$260	$419	$518	$677	$644	$672

C. Net income and net income per share

Net income for 1999 as adjusted of $45.7 million or $1.53 per share was computed before non-recurring charges of $30.9 million (net of $19.8 million tax benefit) or $1.03 per share, respectively. Net income for 1999, including non-recurring charges, was $14.8 million or $0.50 per share.

D. Shares outstanding

Represents shares outstanding assuming the maximum conversion for both convertible notes and the full conversion of all outstanding stock options at each year end.

Quarterly Financial Data

2005 - 2004

(In thousands, except per share data)

	2005				
	1ST Quarter	2ND Quarter	3RD Quarter	4TH Quarter	2005 Total
Income Statement Data:					
Revenues	$ 61,531	$ 59,841	$ 66,234	$ 64,757	$252,363
Expenses	39,122	37,888	40,141	37,264	154,415
Operating income before management fee	22,409	21,953	26,093	27,493	97,948
Investment income	4,067	4,544	12,153	8,631	29,395
Interest expense	(3,929)	(3,275)	(3,298)	(3,280)	(13,782)
Other income (expense), net	138	1,269	8,855	5,351	15,613
Income before management fee, income taxes and minority interest	22,547	23,222	34,948	32,844	113,561
Management fee	2,255	2,322	3,495	3,284	11,356
Income before income taxes and minority interest	20,292	20,900	31,453	29,560	102,205
Income taxes	7,609	7,838	11,795	11,085	38,327
Minority interest	1	107	210	169	487
Net income	$ 12,682	$ 12,955	$ 19,448	$ 18,306	$ 63,391
Net income per share:					
Basic	$ 0.43	$ 0.43	$ 0.65	$ 0.62	$ 2.13
Diluted Basic	$ 0.42	$ 0.43	$ 0.64	$ 0.61	$ 2.09
Weighted average shares outstanding:					
Basic	29,560	30,079	29,935	29,643	29,805
Diluted	31,684	31,211	31,079	30,652	31,155

	2004				
	1ST Quarter	2ND Quarter	3RD Quarter	4TH Quarter	2004 Total
Income Statement Data:					
Revenues	$ 63,539	$ 60,204	$ 57,237	$ 74,183	$255,163
Expenses	35,426	33,332	33,002	43,318	145,078
Operating income before management fee	28,113	26,872	24,235	30,865	110,085
Investment income	4,290	1,549	2,620	7,649	16,108
Interest expense	(4,046)	(4,035)	(4,014)	(3,932)	(16,027)
Other income (expense), net	244	(2,486)	(1,394)	3,717	81
Income before management fee, income taxes and minority interest	28,357	24,386	22,841	34,582	110,166
Management fee	2,836	2,438	2,284	3,459	11,017
Income before income taxes and minority interest	25,521	21,948	20,557	31,123	99,149
Income taxes	9,296	7,989	7,483	11,329	36,097
Minority interest	154	41	43	255	493
Net income	$ 16,071	$ 13,918	$ 13,031	$ 19,539	$ 62,559
Net income per share:					
Basic	$ 0.53	$ 0.47	$ 0.44	$ 0.67	$ 2.11
Diluted Basic	$ 0.52	$ 0.46	$ 0.43	$ 0.65	$ 2.06
Weighted average shares outstanding:					
Basic	30,064	29,890	29,707	29,037	29,673
Diluted	32,202	32,010	31,820	31,179	31,804

Consolidated Balance Sheet

(in thousands)

	December 31,	
ASSETS	2004	2005
Investments (including cash and cash equivalents)	$638,785	$663,846
Receivables	46,571	45,360
Other assets	13,616	11,888
Total assets	$698,972	$721,094
LIABILITIES AND STOCKHOLDERS' EQUITY		
Compensation payable	$ 27,645	$ 27,889
Dividends payable	17,302	–
Income taxes payable	8,526	10,132
Accrued expenses and other liabilities	22,142	20,485
Total operating liabilities	75,615	58,506
5.5% Senior notes (due May 15, 2013)	100,000	100,000
5% Convertible note (conversion price, $52.00 per share; note due August 14, 2011)	100,000	50,000[(a)]
5.22% Senior notes (due February 17, 2007)	–	82,308[(b)]
Mandatory convertible securities (purchase contract settlement date, February 17, 2005; notes due February 17, 2007)	82,308	–
Total liabilities	357,923	290,814
Minority interest	6,171	6,151
Stockholders' equity	334,878	424,129
Total liabilities and stockholders' equity	$698,972	$721,094

Information derived from audited financial statements on Form 10-K.

(a) On April 1, 2005, the Company repurchased $50 million of the convertible note.
(b) On February 17, 2005, the Company issued 1,517,483 shares of class A common stock and received proceeds of $70,567,500 in settlement of the purchase contracts issued pursuant to the mandatory convertible securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Our disclosure and analysis in this press release contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements because they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. They also appear in any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance of our products, expenses, the outcome of any legal proceedings, and financial results. Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe. Some of the factors that could cause our actual results to differ from our expectations or beliefs include, without limitation: the adverse effect from a decline in the securities markets; a decline in the performance of our products; a general downturn in the economy; changes in government policy or regulation; changes in our ability to attract or retain key employees; and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations. We also direct your attention to any more specific discussions of risk contained in our Form 10-K and other public filings. We are providing these statements as permitted by the Private Litigation Reform Act of 1995. We do not undertake to update publicly any forward-looking statements if we subsequently learn that we are unlikely to achieve our expectations or if we receive any additional information relating to the subject matters of our forward-looking statements.

Board of Directors

Edwin L. Artzt
Former Chairman and Chief Executive Officer
Procter & Gamble Company

Raymond C. Avansino, Jr.
Chairman
E.L. Wiegand Foundation

John C. Ferrara
President and Chief Executive Officer
Lynch Corporation

Alan C. Heuberger
Portfolio Manager
Cascade Investment, L.L.C.

John D. Gabelli
Senior Vice President
GAMCO Asset Management Inc.

Mario J. Gabelli
Chairman and Chief Executive Officer
GAMCO Investors, Inc.

Karl Otto Pöhl
Former President of Deutsche Bundesbank

Robert S. Prather, Jr.
President and Chief Operating Officer
Gray Television

Vincent S. Tese
Former Chairman
Cross Country Wireless

Officers

Mario J. Gabelli
Chairman and Chief Executive Officer

Douglas R. Jamieson
President and Chief Operating Officer

Henry G. Van der Eb
Senior Vice President

James E. McKee
Vice President, General Counsel and Secretary

Michael R. Anastasio, Jr.
Vice President and Chief Financial Officer

Bruce N. Alpert
Executive Vice President and
Chief Operating Officer, Gabelli Funds, LLC

Corporate and Shareholder Information

Investor Relations
For our 10-K and other shareholder information, visit our website at **www.gabelli.com** or write to:

One Corporate Center
Rye, New York 10580-1422
914-921-5147
email: investor@gabelli.com

Transfer Agent
ComputerShare
250 Royall Street
Canton, MA 02021
(781) 575-2000

Trading Information
New York Stock Exchange
Class A Common Stock
Symbol - GBL

Website
www.gabelli.com

Investment Services Information
Mutual Funds
Contact: Jason G. Swirbul
800-GABELLI
email: jswirbul@gabelli.com

Institutional Accounts
Contact: Christopher C. Desmarais
914-921-5237
email: cdesmarais@gabelli.com

Private Accounts
Contact: Paul M. Swirbul
914-921-5084
email: pswirbul@gabelli.com

Investment Partnerships
Contact: F. William Scholz, II
914-921-5135
email: alternatives@gabelli.com

Annual Meeting
Our 2006 Annual Meeting of Shareholders will be held at 8:30 a.m. on May 8, 2006 at the Greenwich Library, 101 W. Putnam Avenue
Greenwich, CT 06830


DEALS . . .
DEALS . . .
AND MORE
DEALS
Risk Arbitrage –
The Announcement of a Merger is the Beginning of an Opportunity
REGINA M. PITARO
MANAGING DIRECTOR
GABELLI ASSET MANAGEMENT INC.


GLOBAL
INVESTING
THE GABELLI WAY

ISBN: 0967832004

Gabelli University Press

ISBN: 0471209821

John Wiley & Sons, Inc.

Available at www.gabelli.com and www.amazon.com.


EPS
PMV
MANAGEMENT
CASH FLOW
RESEARCH

GAMCO Investors, Inc.
One Corporate Center, Rye, New York 10580-1422
www.gabelli.com
800-GABELLI • info@gabelli.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 1-14761

GAMCO Investors, Inc.

(Exact name of registrant as specified in its charter)

New York	13-4007862
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Corporate Center, Rye, NY	10580-1422
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (914) 921-3700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered:
Class A Common Stock, $ .001 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes __ No _X_.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes __ No X.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [X].

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ___ Accelerated filer _X_ Non-accelerated filer ___

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ___ No _X_.

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2005 (the last business day of the Registrant's most recently completed second fiscal quarter) was $301,404,170.

As of March 1, 2006, 5,829,685 shares of class A common stock and 23,128,500 shares of class B common stock were outstanding. All of the shares of class B common stock were held by GGCP, Inc. (formerly Gabelli Group Capital Partners, Inc.) and two of its subsidiaries.

DOCUMENTS INCORPORATED BY REFERENCE: The definitive proxy statement for the 2006 Annual Meeting of Shareholders.

PART I

Forward-Looking Information

Our disclosure and analysis in this report and in documents that are incorporated by reference contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements because they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. They also appear in any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance of our products, expenses, the outcome of any legal proceedings, and financial results.

Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe. Some of the factors that could cause our actual results to differ from our expectations or beliefs include, without limitation: the adverse effect from a decline in the securities markets; a decline in the performance of our products; a general downturn in the economy; changes in government policy or regulation; changes in our ability to attract or retain key employees; and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations. We also direct your attention to any more specific discussions of risk contained in Item 1A below and in our other public filings or in documents incorporated by reference here or in prior filings or reports.

We are providing these statements as permitted by the Private Litigation Reform Act of 1995. We do not undertake to update publicly any forward-looking statements if we subsequently learn that we are unlikely to achieve our expectations or if we receive any additional information relating to the subject matters of our forward-looking statements.

ITEM 1: BUSINESS

Unless we have indicated otherwise, or the context otherwise requires, references in this report to "GAMCO Investors, Inc.," "GBL," "we," "us" and "our" or similar terms are to GAMCO Investors, Inc. (formerly Gabelli Asset Management Inc.), its predecessors and its subsidiaries.

Overview

GAMCO Investors, Inc. (NYSE: GBL) (formerly Gabelli Asset Management Inc.) is a widely recognized provider of investment advisory services to mutual funds, institutional and high net worth investors, and investment partnerships, principally in the United States. Through Gabelli & Company, Inc., we provide institutional research services to institutional clients and investment partnerships. We generally manage assets on a discretionary basis and invest in a variety of U.S. and international securities through various investment styles. Our revenues are based primarily on the firm's levels of assets under management and fees associated with our various investment products, rather than our own corporate assets.

Since 1977, we have been identified with and enhanced the "value" style approach to investing. Our investment objective is to earn a superior risk-adjusted return for our clients over the long-term through our proprietary fundamental research. In addition to our value products, we offer our clients a broad array of investment strategies that include growth, international and convertible products. We also offer non-market correlated, and fixed income strategies.

As of December 31, 2005, we had $26.8 billion of assets under management, 97% of which were in equity products. We conduct our investment advisory business principally through: GAMCO Asset Management Inc. (Separate Accounts), Gabelli Funds, LLC (Mutual Funds) and Gabelli Securities, Inc. (Investment Partnerships). We also act as an underwriter, are a distributor of our open-end mutual funds and provide institutional research through Gabelli & Company, Inc., our broker-dealer subsidiary.

Our assets under management are organized into three operating groups:

- ***Separate Accounts:*** we currently provide advisory services to a broad range of investors, including high net worth individuals, corporate pension and profit-sharing plans, foundations, endowments, jointly trusteed plans and municipalities, and also serve as sub-advisor to certain other third-party investment funds which include registered investment companies ("Separate Accounts"). Each Separate Account portfolio is managed to meet the specific needs and objectives of the particular client by utilizing investment strategies and techniques within our areas of expertise. On December 31, 2005, we had $12.5 billion of Separate Account assets under management.

- ***Mutual Funds:*** we currently provide advisory services to (i) twenty-seven open-end mutual funds and closed-end funds under Gabelli, GAMCO and Comstock brands; and (ii) six mutual funds within the Westwood family of funds (collectively, the "Mutual Funds"). The Mutual Funds had $13.7 billion of assets under management on December 31, 2005.

- ***Investment Partnerships:*** we currently provide advisory services to limited partnerships, offshore funds and separate accounts, and also serve as a sub-advisor to certain third-party investment funds across merger arbitrage, global and regional long/short equity, and sector-focused strategies ("Investment Partnerships"). We managed a total of $634 million in Investment Partnership assets on December 31, 2005.

GAMCO Investors, Inc. is a holding company formed in connection with our initial public offering ("Offering") in February 1999. GGCP, Inc. (formerly Gabelli Group Capital Partners, Inc.) owns all of the outstanding shares of class B common stock of GAMCO Investors, Inc., which represented approximately 97% of the combined voting power of the outstanding common stock and approximately 78% of the equity interest on December 31, 2005. GGCP, Inc. is majority-owned by Mr. Mario J. Gabelli ("Mr. Gabelli") with the balance owned by our professional staff and other individuals. Accordingly, Mr. Gabelli could be deemed to control GAMCO Investors, Inc.

Our corporate name change to GAMCO Investors, Inc. became effective August 29, 2005. GAMCO is a more inclusive parent company name, and more appropriately represents the various investment strategies and asset management brands of our company.

Our principal executive offices are located at One Corporate Center, Rye, New York 10580. Our telephone number is (914) 921-3700. We post or provide a link to on our website, www.gabelli.com, the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"): our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. All such filings on our website are available free of charge.

2005 Highlights

Since our initial public offering in February 1999, GBL has generated a 159% total return (including dividends) for its shareholders through December 31, 2005 versus a return of 13% (including dividends) for the S&P 500 Index during the same period. Our class A common stock, which is traded on the New York Stock Exchange under the symbol "GBL", ended the year at a closing market price of $43.53 versus $48.52 at the end of 2004.

During 2005, we returned over $57.3 million of our earnings to shareholders through our stock buyback program and dividends. This included $0.69 per share in dividends ($20.1 million) paid to our common shareholders in 2005 and our stock repurchases of approximately $37.2 million.

In 2005, we reported earnings of $2.09 per fully diluted share vs. $2.06 per fully diluted share in 2004. Our net income for the full year ended December 31, 2005 was $63.4 million versus $62.6 million in the 2004 period. Revenues were $252.4 million in 2005, a slippage of 1.1% from the prior year's record revenues of $255.2 million.

We ended 2005 with equity assets under management of $26.0 billion versus $26.8 billion on December 31, 2004. Overall, assets under management were $26.8 billion on December 31, 2005 versus $28.7 billion at the end of 2004. Our equity mutual funds and closed-end funds reached a record AUM of $13.0 billion on December 31, 2005, an increase of approximately 4.8% from year-end 2004 as our open-end mutual funds and closed-end funds had AUM of $7.9 billion and $5.1 billion, respectively.

In February 2005, we issued 1,517,483 shares of class A common stock and received proceeds of $70,567,500 in settlement of the purchase contracts issued pursuant to our mandatory convertible securities. These mandatory convertible securities consisting of purchase contracts and senior notes were originally issued in February 2002. The senior notes due February 17, 2007 were remarketed in November 2004 and the interest rate was reset from 6% to 5.22% at that time.

In March 2005, we announced an agreement with Cascade Investment, L.L.C. to amend the terms of the $100 million convertible note issued by GBL. The new terms extend the exercise date of Cascade's put option to September 15, 2006, reduce the principal of the convertible note to $50 million, effective April 1, 2005, and remove limitations on our issuance of additional debt. Cascade would own approximately 13% of GBL's class A common stock if the note were converted as of December 31, 2005.

During June 2005, our Board of Directors approved the accelerated vesting of all unvested stock options. In August 2005, the Company commenced a tender offer to repurchase all outstanding options to purchase its class A common stock. The tender offer was completed in October 2005 and the Company repurchased options to purchase an aggregate of 522,000 shares of its class A common stock for approximately $9.7 million in cash. As a result of the completion of the tender offer, there was a reduction in fully diluted shares outstanding of approximately 130,000 shares.

The Gabelli Global Gold, Natural Resources & Income Trust (AMEX: GGN), our newest closed-end fund, was launched on March 29, 2005. Since inception, the net asset value has increased 21.97% through December 31, 2005. In addition to monthly distributions of $0.14 per share, GGN shareholders received an additional year-end distribution of $0.18 per share.

Gabelli Securities, Inc., our 92% owned subsidiary, recorded a total gain of $5.4 million in 2005 from its investment in optionsXpress (NASDAQ: OXPS). Since our original $100,000 venture capital investment in 2001, we have recorded approximately $7.8 million in investment gains and dividends through December 31, 2005. OXPS completed its initial public offering during the first quarter 2005.

Gabelli & Company, Inc., our institutional research affiliate, now has twenty-five sell-side analysts covering companies and sectors on a global basis as we have strengthened our investment team through the addition of eleven sell-side research analysts during 2005.

Our research and institutional sales team at Gabelli & Company hosted eight industry symposiums and conferences during 2005. These symposiums and conferences provided an opportunity for the firm's institutional clients to meet with the senior management teams of leading companies and gain insight on the dynamics within these industries. Our events in 2005 included our 29th Annual Automotive Aftermarket Symposium, our Third Annual Dental Conference and our First Annual RFID (Radio Frequency Identification) Conference.

Performance Highlights

Clients of our institutional and high net worth asset management business have achieved a compound annual net return of 17.8% in our separate accounts composite[a] for the over 28 years since inception through December 31, 2005. These accounts in this composite have been managed in the absolute return, research-driven Private Market Value (PMV) with a Catalyst™ style since inception.

> [a] The GAMCO Value composite does not track all assets under management. It consists of fully discretionary, tax-exempt accounts managed for at least one full quarter and meeting minimum account size requirements. The minimum size requirement for inclusion in 1985 was $500,000; 1986, $1 million; and 1987 and thereafter, $5 million. The performance calculations include accounts under management during the respective periods. As of 12/31/05 the GAMCO Value composite included 46 accounts with an aggregate market value of $3.7 billion. No two portfolios are identical. Accounts not within this size and type may have experienced different results. The inception date of the GAMCO Value composite is 10/1/77.

GAM GAMCO Equity Fund, managed by Mario Gabelli, was awarded Standard & Poor's AAA Rating[b] for the second consecutive year in November 2005. There are only eleven S&P AAA Rated funds in S&P's U.S. Mainstream Sector peer group which is comprised of 1,120 funds, including all share classes. GAM GAMCO Equity Fund has been sub-advised by GAMCO Asset Management Inc. for Global Asset Management (GAM), since the fund's launch in October 1987.

In 2005, The Gabelli ABC Fund recorded its twelfth consecutive full year of positive returns. According to Lipper, Inc.[c], The Gabelli ABC Fund is one of only three equity-oriented funds (among 1,487 funds) that has had a positive return for each of the last twelve years. The fund seeks to achieve total returns that are attractive to investors in various market conditions without excessive risk of capital with a current fee structure that is lower than some money market funds. The performance of The Gabelli ABC Fund has been enhanced since April 2002 by fee waivers initiated by Gabelli Funds, LLC.

The Westwood Equity Fund, sub-advised by Westwood Management Corporation and managed by Susan Byrne, has a Lipper ranking of 1 out of 469 funds (1st percentile) within the Large Cap Value category for the one year period ended December 31, 2005. The fund's Class AAA shares had an average annual return of 13.81% during this period. Additionally, for the three year, five year and ten year period, the average annual returns were 16.13%, 3.00% and 10.70%, respectively. The Lipper rankings for the fund for the three year, five year period and ten year periods were 101 out of 386 funds, 117 out of 259 funds, and 18 out of 115 funds, respectively.

The Gabelli Blue Chip Value Fund, managed by Barbara Marcin, has a Lipper ranking of 6 out of 386 funds (2nd percentile) within the Large Cap Value category for the three year period ended December 31, 2005. The fund's Class AAA shares had an average annual return of 19.96% during this period. Additionally, for the one year, five year and period since inception on August 26, 1999, the average annual returns were 6.69%, 0.81% and 4.98%, respectively. The Lipper rankings for the fund for the one year and five year periods were 156 out of 469 funds and 229 out of 259 funds, respectively.

The Gabelli Equity Income Fund's Class AAA shares had an average annual return of 15.53% for the three year period ended December 31, 2005 and has an overall Morningstar Rating™[(d)] of four stars. The one-year, five year and ten year average annual returns for the fund through December 31, 2005 were 6.36%, 7.12% and 11.29%, respectively. The fund was rated three stars for the three year period, four stars for the five year period and five stars for the ten year period out of 1,014, 697 and 333 funds, respectively, among Large Value funds.

The GAMCO Gold Fund[e], managed by Caesar Bryan, continues to deliver strong performance as the fund generated a return of 33.63% for its shareholders in 2005 and average annual returns of 21.18%, 33.22%, 6.92% for the three year, five year and ten year periods ended December 31, 2005, respectively.

Our Growth team, headed by Howard Ward, believes the investment cycle is turning and growth stocks are in the early stages of returning to favor. For the one year, three year and ten year periods ended December 31, 2005, The GAMCO Growth Fund and The GAMCO Global Growth Fund are both ranked in the first quartile of Lipper rankings within the Large-Cap Growth and Global Multi-Cap Core category, respectively. For the five year period ended December 31, 2005 the Funds were in the third quartile and fourth quartile, respectively. The GAMCO Growth Fund's Class AAA shares generated average annual returns of 10.30%, 14.91%, -5.28% and 8.23% for the one year, three year, five year and ten year periods, respectively, during this period and the Lipper rankings were 111 out of 687 funds, 146 out of 593 funds, 315 out of 475 funds, and 47 out of 158 funds for each of the respective periods. The GAMCO Global Growth Fund had average annual returns for the one year, three year, five year and ten year periods of 13.72%, 20.73%, 0.08% and 10.79%, respectively, and the Lipper rankings for these respective periods were 9 out of 69 funds, 11 out of 55 funds, 37 out of 42 funds, and 1 out of 13 funds.

The Gabelli U.S. Treasury Money Market Fund (GUSTO) is currently the lowest cost money market fund in its class of money market funds investing exclusively in U.S. Treasury obligations[f]. Gabelli Funds, LLC, the adviser of the fund, has voluntarily waived a larger portion of its management fee and will maintain total expenses at eight basis points or 0.08% of the average net assets at least for the period from December 1, 2005 through June 30, 2006.

Past performance is no guarantee of future results. *Other share classes are available and have different performance characteristics. The average annual returns and total returns are historical and reflect changes in share price, reinvested dividends and capital gains and are net of expenses. Investment returns and principal value of an investment will fluctuate. When shares are redeemed, they may be worth more or less than their original costs. Current performance may be lower or higher than the performance presented. Performance information as of the most recent month-end is available at www.gabelli.com.* ***Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. The prospectus for a fund contains information about this and other matters and should be read carefully before investing. Call 800-GABELLI to obtain a prospectus.***

[(b)] Standard & Poor's is a globally recognized provider of objective fund information and a leading authority in the investment world. S&P's evaluation process is based on an in-depth analysis of both quantitative and qualitative factors that are considered key contributors to long-term investment performance. These include the historic performance, volatility and portfolio construction of a fund; the manager's investment process, risk control, skill, experience and resources; and the group's corporate management, investment culture and stability.

[(c)] Lipper, Inc. is a nationally recognized organization which tracks the performance of all registered investment companies.

[(d)] Morningstar calculates a Morningstar Rating™ based on a Morningstar risk adjusted return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads and redemption fees) placing more emphasis on downward variations and rewarding consistent performance. The top 10% of the funds in an investment category receive five stars, the next 22.5% receive four stars, the next 35% receive three stars, the next 22.5% receive two stars and the bottom 10% receive one star. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance figures associated with its three, five, and ten-year (if applicable) Morningstar metrics. Morningstar Ratings are shown for the respective class shown; other classes may have different performance characteristics.

[(e)] An investment in gold stocks is considered speculative and is affected by a variety of worldwide economic, financial and political factors. GAMCO Gold Fund invests in foreign securities, which involves risks not ordinarily associated with investments in domestic stocks including currency fluctuations, economic and political risks.

[(f)] According to iMoneyNet, Inc. An investment in a money market fund is not insured or guaranteed by The Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of an investment at $1.00 per share, it is possible to lose money by investing in the fund. There is no guarantee that the fund can achieve its objective. Yields fluctuate. Yields are enhanced by a fee waiver initiated by Gabelli Funds, LLC.

Business Strategy

Our business strategy targets global growth of the franchise through continued leveraging of our proven asset management strengths including our brand name, long-term performance record, diverse product offerings and experienced investment, research and client service professionals. In order to achieve growth in assets under management and profitability, we are pursuing a strategy which includes the following key elements:

- ***Corporate Branding Initiative.*** We have undertaken a series of branding initiatives to enhance long-term shareholder value. On August 29, 2005, our corporate name change to GAMCO Investors, Inc. became effective. Since the firm was founded in 1977, GAMCO has been the name of our asset management business, representing our institutional and high net worth effort. We believe changing our corporate name to GAMCO helps us achieve our vision for assets entrusted to us, that is, to earn a superior return for our clients by providing various value-added (alpha) products. GAMCO is a more inclusive parent company name, and more appropriately represents the various investment strategies and asset management brands contributing to the continued growth of our company. The Gabelli brand will continue to represent our absolute return, research driven Value style that focuses on our unique Private Market Value (PMV) with a Catalyst ™ investment approach. Our class A common stock continues to trade on the New York Stock Exchange under the ticker symbol "GBL".

  During January 2006, the Board of Directors of eight Mutual Funds changed the brand of those funds to GAMCO from Gabelli to align the branding of the funds to better reflect the investment strategies offered. The mutual funds bearing the Gabelli name will primarily represent value portfolios managed in the absolute return, research-driven Private Market Value (PMV) with a Catalyst™ style while the GAMCO mutual funds will represent various investment strategies including growth, gold, convertible securities and contrarian.

- ***Establishing Relationship Centers.*** In addition to our corporate office in Rye NY, we have six offices which conduct portfolio management, research and marketing activities in the United States and abroad in the following cities: Greenwich CT, Chicago IL, Minneapolis MN, Palm Beach FL, Reno NV, and London UK. Our offices in Chicago and Minneapolis were established as the result of acquisitions of on-going investment advisory operations. The London office was opened in January 2000 to provide a geographic presence overseas and to coordinate investment research and marketing activities for our investment offerings in the European markets.

- ***Introducing New Products and Services.*** We believe we have the capacity for development of new products and services around the Gabelli and GAMCO brands to complement our existing product offerings. New products since our initial public offering include:

  - Three open-end mutual funds: Gabelli Blue Chip Value Fund (1999), Gabelli Utilities Fund (1999) and the Gabelli Woodland Small Cap Value Fund (2003).

  - Four closed-end funds: The Gabelli Utility Trust, The Gabelli Dividend & Income Trust, The Gabelli Global Utility and Income Trust and The Gabelli Global Gold, Natural Resources & Income Trust.

  - Eight private limited partnerships: Gemini Global Partners, L.P., Gabelli European Partners, L.P., Gabelli Japanese Value Partners, L.P., Gabelli Associates Fund II, L.P., GAMCO Performance Partners, L.P., GAMA Select Energy Plus, L.P., GAMCO Telecom Plus, L.P. and Gabelli Umbrella Fund, L.P.

  - Five offshore funds: Gabelli Global Partners, Ltd., Gabelli European Partners, Ltd., Gabelli Japanese Value Partners, Ltd., GAMCO Performance Partners, Ltd., and GAMCO SRI Partners, Ltd.

  During January 2006, we also launched GAMCO Medical Opportunities, L.P., which focuses its investment strategy on the medical and healthcare industries.

- ***Promulgating the Gabelli "Private Market Value with a Catalyst"™ Investment Approach.*** While we have expanded our investment product offerings, our "value investing" approach remains the core of our business. This method is based on the value investing principles articulated by Graham & Dodd in 1934, and further augmented by Mario J. Gabelli with his development of Private Market Value ("PMV") and his introduction of a catalyst into the value investment methodology. The development of PMV analysis combined with the concept of a catalyst has evolved into our value investing approach, commonly referred to as "PMV with a Catalyst"™ investing.

  PMV with a Catalyst™ investing is a disciplined, research driven approach based on the extensive use of security analysis. In this process, we carefully select stocks whose intrinsic value, based on our estimate of current asset value and future growth and earnings power, is significantly different from the value as reflected in the public market. We then calculate the firm's PMV, which is defined as the price an informed industrial buyer would be likely to pay to acquire the business.

  To limit the time horizon in which the PMV is likely to be realized, we look for situations in which catalysts are working to help eliminate the premium or realize the discount between the public market price and the estimated PMV. Catalysts which are company specific include: realization of hidden assets, recognition of underperforming subsidiaries, share buybacks, spin-offs, mergers and acquisitions, balance sheet changes, new products, accounting changes, new management and cross-shareholder unwinding. Other catalysts are related to industry dynamics or macroeconomic and include but are not limited to: industry consolidation, deregulation, accounting, tax, pension and political reforms, technological change and the macroeconomic backdrop. The time horizons for catalysts to trigger change can either be short, medium or long-term.

  In an effort to further extend the "value investing" tradition:

  - we have established the Graham & Dodd, Murray, Greenwald Prize for Value Investing in coordination with the Columbia University Graduate School of Business. The monetary prize will be awarded each year at GAMCO's annual client meeting to the individual who best exemplifies fundamental research in the tradition of its honorees. In May 2005 we awarded the initial prize to Columbia University Graduate School of Business Adjunct Professor, Joel M. Greenblatt. Mr. Greenblatt is the President of Gotham Partners, a New York-based investment firm. He is also the author of *"The Little Book That Beats The Market"* (John Wiley & Sons 2005) and "*You Can Be a Stock Market Genius*" (New York: Simon & Schuster, 1997). Mr. Greenblatt is also the founder of ValueInvestorsClub.com, a website where members contribute investment ideas. Mr. Greenblatt has an undergraduate and a graduate degree from the University of Pennsylvania's Wharton School.

- we sponsored two Value Investing Seminars in our Graham and Dodd Lecture Series that were held in Milan and London in July and August for institutional investors from leading UK and other European business schools. The seminars were hosted by Bruce N. Greenwald, the Robert Heilbrunn Professor of Finance and Asset Management at Columbia University Graduate School of Business and the academic Director of the Heilbrunn Center for Graham & Dodd Investing.

The table below compares the long-term performance record for our separate account composite since 1977, using our traditional value-oriented product, the Gabelli "PMV with a Catalyst" investment approach, versus various benchmarks.

GAMCO Value 1977 - 2005

	GAMCO(a)	S&P 500(b)	Russell 2000(b)	CPI+10(b)
Number of Up Years	24	23	20*	
Number of Down Years	4	5	7	
Years GAMCO Value Beat Index		17	17*	17
Total Return (CAGR) (a)	17.8%	13.0%	13.2%	14.2%
Total Return	9,998%	3,065%		
Beta	0.78			

The chart below illustrates how this methodology performed during recent market cycles to capture the upside in bull markets while limiting the downside in the most recent bear market.

Performance 1977 - 2005

GAMCO Value vs. S&P 500 Index



-Up Markets-
-Down Markets-
-Up Markets-
27.6%
30.5%
S&P 500 (b) GAMCO (a)
1997-1999
CAGR
2000 - 2002
CAGR
S&P 500 GAMCO
14.6%
4.4%
14.4%
17.3%
S&P 500 GAMCO
2003 - 2005
CAGR

Footnotes to Table and Chart

(a)

- The GAMCO Value composite represents fully discretionary, tax-exempt accounts managed for at least one full quarter and meeting minimum account size requirements. The minimum size requirement for inclusion in 1985 was $500,000; 1986, $1 million; and 1987 and thereafter, $5 million. The performance calculations include accounts under management during the respective periods. As of 12/31/05, the GAMCO Value composite included 46 accounts with an aggregate market value of $3.7 billion. No two portfolios are identical. Accounts not within this size and type may have experienced different results.

- GAMCO Value performance results are computed on a total-return basis, which includes all dividends, interest and accrued interest, and realized and unrealized gains and losses. The summary of past performance is not intended as a prediction of future results. Returns are presented in U.S. dollars. The inception date of the GAMCO Value composite is 10/1/77.

- The compound annual growth rate from 1990 to present is net of actual fees and actual transaction costs. The compound annual growth rate before 1990 reflect the calculation of a model investment fee (1% compounded quarterly) and actual transaction costs.

- GAMCO Total Return represents the total net return of the composite from 10/1/77 through 12/31/05.

- Beta is the measure of the GAMCO composite's risk (volatility) in relation to the S&P 500 Index.

(b)

- The S&P 500 is an unmanaged index of 500 U.S. stocks and performance represents total return of index including reinvestment of dividends. The Russell 2000 is an unmanaged index of 2000 small capitalization stocks and performance represents total return of index including reinvestment of dividends. The performance figures for the Russell 2000 are based on an inception date of 1/1/79. The S&P 500 and Russell 2000 does not necessarily reflect how a managed portfolio of equity securities would have performed. The CPI is a widely used measure of inflation and the CPI+10 measure is used to show the results that would have been achieved by obtaining a rate of return that exceeded the CPI by a constant 10% as a basis of comparison versus the results of the GAMCO composite.

- Up and down markets in Chart determined by the performance of the S&P 500 Index during the respective periods.

- *Expanding Mutual Fund Distribution.* We continue to expand our distribution network primarily through national and regional brokerage firms and have developed additional classes of shares for most of our mutual funds for sale through these firms and other third-party distribution channels on a commission basis. We intend to increase our wholesaling efforts to market the multi-class shares, which have been designed to meet the needs of investors who seek advice through financial consultants.

- *Increasing Presence in High Net Worth Market.* Our high net worth business focuses, in general, on serving clients who have established an account relationship of $1 million or more with us. According to industry estimates, the number of households with over $1 million in investable assets will continue to grow in the future, subject to ups and downs in the equity and fixed income markets. With our 29-year history of serving this segment, long-term performance record, customized portfolio approach, dominant, tax-sensitive, buy-hold investment strategy, brand name recognition and broad array of product offerings, we believe that we are well positioned to capitalize on the growth opportunities in this market.

- *Increasing Marketing for Institutional Separate Accounts.* The institutional Separate Accounts business was principally developed through direct marketing channels. Historically, pension and financial consultants have not been a major source of new institutional Separate Accounts business for us. We plan to augment our institutional sales force through the addition of staff to market directly to the consultant community as well as our traditional marketing channels.

- *Attracting and Retaining Experienced Professionals.* We have increased the scope of our investment management capabilities by adding portfolio managers and other investment personnel in order to expand our broad array of products. The ability to attract and retain highly experienced investment and other professionals with a long-term commitment to us and our clients has been, and will continue to be, a significant factor in our long-term growth. For example, we acquired the Mathers Fund in 1999, managed by Henry Van der Eb, CFA, (Chicago) and the Comstock Partners Funds in 2000, managed by Charlie Minter and Martin Weiner. In addition, Elizabeth M. Lilly, CFA, (Minneapolis) joined us through our alliance with Woodland Partners, LLC in November 2002.

  During 2005, Lawrence J. Haverty, Jr., CFA, joined the firm as an associate portfolio manager of the Gabelli Global Multimedia Trust, Nancy E. Stuebe rejoined the firm as associate portfolio manager for the Gabelli Small Cap Growth Fund and Earl V. Gould, CFA, joined the firm as portfolio manager of the GAMA Select Energy+ Fund.

- *Sponsorship of Industry Conferences.* Gabelli & Company, Inc., our institutional research boutique, sponsors industry conferences and management events throughout the year. At these conferences and events, senior management from leading industry companies share their thoughts on the industry, competition, regulatory issues and the challenges and opportunities in their businesses with portfolio managers and securities analysts. We currently host annual industry conferences and symposiums which include the Automotive Aftermarket Symposium (29 years), Pump Valve & Motor Symposium (16 years), Aircraft Supplier Conference (11 years), Dental Conference (3 years) and the Small Cap Orthopedics Conference (3 years). Consistent with our innovative research on emerging technologies, we sponsored conferences focusing on WiMAX (Worldwide Interoperability for Microwave Access) and RFID (Radio Frequency Identification) in 2005.

- *Hosting of Investor Symposiums.* We have a tradition of sponsoring symposiums that bring together prominent portfolio managers, members of academia and other leading business professionals to present, discuss and debate current issues and topics in the investment industry.

  - 1997 "Active vs. Passive Stock Selection"
  - 1998 "The Role of Hedge Funds as a Way of Generating Absolute Returns"
  - 2001 "Virtues of Value Investing"
  - 2003 "Dividends, Taxable versus Non-Taxable Issues"

  In February 2006, we hosted "Closed-End Funds: Premiums vs. Discounts, Dividends and Distributions", which focused on managed distribution policies and other important topics affecting the closed-end fund industry.

  We also hold annual conferences for our investment partnership clients and prospects in New York and London at which our portfolio management team discusses the investment environment, our strategies and portfolios, and event-driven investment opportunities.

- ***Capitalizing on Acquisitions and Strategic Alliances.*** We intend to selectively and opportunistically pursue acquisitions and alliances that will broaden our product offerings and add new sources of distribution. In November 2002, we completed our alliance with Woodland Partners LLC, a Minneapolis based investment advisor of institutional, high net-worth and sub-advisory accounts. On October 1, 1999, we completed our alliance with Mathers and Company, Inc. and now act as investment advisor to the Mathers Fund (renamed GAMCO Mathers Fund) and in May 2000 we added Comstock Partners Funds, Inc., (renamed Comstock Funds, Inc.). The Mathers and Comstock funds are part of our Non-Market Correlated mutual fund product line, which also includes our Gabelli ABC Fund and GAMCO Gold Fund. We believe that we are well positioned to pursue acquisitions and alliances because of our flexibility in structuring appropriate arrangements to meet the specific needs of all parties.

  Through an affiliation with Westwood Holdings Group (NYSE:WHG), Westwood Management Corporation acts as a sub-advisor for five of the six Westwood portfolios managed by Gabelli Advisers, Inc., a subsidiary controlled by GBL. Westwood Management Corporation, in its capacity as sub-advisor, makes day-to-day investment decisions and provides the portfolio management services for these portfolios. Westwood Management Corporation also owns an approximately 19.0% equity interest in Gabelli Advisers, Inc. At December 31, 2005, GBL in turn owned 18.7% of WHG as compared to 16.1% at the end of 2004.

We believe that our growth to date is attributable to the following factors:

- ***Stock market gains:*** Since GBL began managing institutional separate accounts in 1977, our traditional value-oriented separate account composite has earned a compound annual return of 17.8% versus a compound annual return of 13.0% for the S&P 500 through December 31, 2005. Since our initial public offering in February 1999 through December 2005, the compound annual return for our traditional value-oriented separate account composite was 8.29% versus the S&P 500's compound annual total return of 1.85%.

- ***Long-Term Performance:*** We have a long-term record of achieving relatively high returns for our Mutual Fund and Separate Account clients when compared to similar investment products. We believe that our performance record represents a competitive advantage and a recognized component of our franchise.

- ***Widely Recognized "Gabelli" and "GAMCO" Brand Names:*** For much of our history, our portfolio managers and investment products have been featured in a variety of financial print media, including both U.S. and international publications such as *The Wall Street Journal, Financial Times, Money Magazine, Barron's, Fortune, Business Week, Nikkei Financial News, Forbes Magazine* and *Investor's Business Daily*. We also underwrite publications written by our investment professionals, including "*Deals...Deals...and More Deals*" which examines the practice of merger arbitrage and "*Global Convertible Investing: The Gabelli Way*", a comprehensive guide to effective investing in convertible securities.

- ***Diversified Product Offerings:*** Since the inception of our investment management activities, we have sought to expand the breadth of our product offerings. We currently offer a wide spectrum of investment products and strategies, including product offerings in U.S. equities, U.S. fixed income, global and international equities, convertible securities, U.S. balanced and investment partnerships.

- ***Strong Industry Fundamentals:*** According to data compiled by the U.S. Federal Reserve, the investment management industry has grown faster than more traditional segments of the financial services industry, including the banking and insurance industries. Since GBL began managing institutional separate accounts in 1977, world equity markets have grown at a 12.1% compounded annual growth rate through December 31, 2005, including the net addition of new stocks in many countries, to $40.9 trillion[a]. The U.S. equity market comprises about $15.7 trillion[a] or 38.4% of world equity markets. We believe that demographic trends and the growing role of money managers in the placement of capital compared to the traditional role played by banks and life insurance companies will result in continued growth of the investment management industry.

GBL's financial strength is underscored by having received an investment grade rating from two well-respected ratings agencies, Moody's Investors Services and Standard and Poor's Ratings Services. We believe that maintaining these investment grade ratings will provide greater access to the capital markets, enhance liquidity and lower overall borrowing costs.

[a] Source: Birinyi Associates, LLC

Business Description

GBL was originally founded in 1976 as an institutional broker-dealer. We entered the separate accounts business in 1977, management of investment partnerships in 1985 and the mutual fund business in 1986. Our initial product offering centered on GBL's tax sensitive, buy-hold, value-oriented investment philosophy. Starting in the mid-1980s, we began building on our core value-oriented equity investment products by adding new investment strategies designed for a broad array of clients seeking to invest in growth-oriented equities, convertible securities and fixed income products. Since then, we have continued to build our franchise by expanding our investment management capabilities through the addition of industry specific, international, global, non-market correlated, venture capital, leveraged buy-out and merchant banking product offerings. Throughout our 29-year history, we have marketed most of our products under the "Gabelli" and "GAMCO" brand names. Other brands include Mathers, Comstock, Westwood and Woodland.

Our assets under management are organized principally in three groups: Separate Accounts, Mutual Funds and Investment Partnerships.

Separate Accounts – Institutional and High Net Worth: Since 1977, we have provided investment management services through our subsidiary GAMCO Asset Management Inc. ("GAMCO") (formerly GAMCO Investors, Inc.) to a broad spectrum of institutional and high net worth investors. At December 31, 2005, we had $12.5 billion of assets under management (AUM) in approximately 1,800 separate accounts, representing approximately 47% of our total AUM. We currently provide advisory services to a broad range of investors, the majority of which (in total number of accounts) are high net worth client accounts – defined as individuals and their retirement assets generally having minimum account balances of $1 million. As of December 31, 2005, high net worth accounts comprised approximately 82% of the total number of Separate Accounts and approximately 27% of the assets.

High net worth clients are attracted to us by our gross returns and the tax efficient nature of the underlying investment process in these traditional products. Foundation and endowment fund assets represented an additional 9% of the number of Separate Accounts and approximately 11% of the assets. The sub-advisory portion of the Separate Accounts (where we act as sub-advisor to certain other third-party investment funds) held approximately $2.8 billion or 22% of total Separate Account assets with less than 1% of the number of accounts. Institutional client accounts, which include corporate pension and profit sharing plans, jointly-trusteed plans and public funds, represented 40% of the Separate Accounts assets and 8% of the accounts. The ten largest Separate Accounts comprised approximately 41% of our total Separate Account assets under management and approximately 23% of our total Separate Account revenues as of and for the period ended December 31, 2005, respectively.

In general, our Separate Accounts are managed under the GAMCO brand to meet the specific needs and objectives of each client by utilizing investment strategies – traditional "value", "large cap value", "large cap growth", "global", "international growth" and "convertible bonds" – and techniques that are within our areas of expertise. We distinguish between taxable and tax-free assets and manage client portfolios with tax sensitivity within given investment strategies.

At December 31, 2005, over 86% of our assets in Separate Accounts (excluding sub-advisory assets) were obtained through direct sales relationships. Sales efforts are conducted on a regional and product specialist basis. A team of professionals (who generally remain assigned to a specific client from the onset of the relationship) focus on client service. Members of the sales and marketing staff for the Separate Accounts business have an average of more than ten years of experience with us and focus on developing and maintaining direct, long-term relationships with their Separate Account clients. This enables the service team to understand and focus on the individual client's needs. We believe that an important element of future growth in the Separate Accounts is dependent on client relationships and retention. The firm will host its 21st Annual Client Conference in May 2006. This two-day event will kick off with a gathering at the Waldorf-Astoria in New York followed by presentations by our portfolio managers and analysts the following day. Along with these client seminars, we continue to establish and staff relationship offices around the country.

We act as a sub-advisor on certain funds for several large and well-known fund managers including RiverSource (formerly American Express), AXA EQ/Enterprise Funds, Skandia Global and Global Asset Management funds. Similar to corporate clients, sub-advisory clients are also subject to business combinations which may result in the curtailment of product distribution or the termination of the relationship.

Investment advisory agreements for our Separate Accounts are typically subject to termination by the client without penalty on 30 days' notice or less.

Mutual Funds: We currently provide advisory services to (a) twenty open-end mutual funds and seven closed-end funds of which one open-end fund was managed by an unaffiliated sub-advisor; and (b) the Westwood family of funds, consisting of six open-end mutual funds, five of which are managed on a day-to-day basis by Westwood Management Corporation, a wholly-owned subsidiary of Westwood Holdings Group (collectively, the "Mutual Funds"). At December 31, 2005, we had $13.7 billion of AUM in open-end mutual funds and closed-end funds, representing approximately 51% of our total AUM. Our equity mutual funds and closed-end funds reached a record $13.0 billion in AUM on December 31, 2005, 4.8% ahead of the $12.4 billion on December 31, 2004.

During January 2006, the Board of Directors of eight Mutual Funds changed the brand of those funds to GAMCO from Gabelli. The GAMCO brand more appropriately represents the various investment strategies offered to investors by Gabelli Funds, including growth, gold, convertible securities and contrarian. Funds continuing to use the Gabelli name primarily represent value portfolios managed in the absolute return, research-driven Private Market Value (PMV) with a Catalyst™ style. This name change has no effect on the management, the investment objective, or the investment strategy of each Fund.

The eight newly branded GAMCO open-end mutual funds are:

New Name - GAMCO		**Previous Name - Gabelli**	
GAMCO	Growth	Gabelli	Growth
"	International Growth	"	International Growth
"	Gold	"	Gold
"	Global Telecommunications	"	Global Telecommunications
"	Global Growth	"	Global Growth
"	Global Opportunity	"	Global Opportunity
"	Global Convertible Securities	"	Global Convertible Securities
"	Mathers	"	Mathers

The Gabelli brand continues to represent our "Value" business and is primarily our absolute return, research driven Private Market Value (PMV) with a Catalyst™ funds including the Westwood series Mighty Mites℠ micro-cap value fund and the Global Telecommunications Fund which is a value portfolio, but retains the GAMCO Global series name. The Gabelli brand also includes The Gabelli Blue Chip Value Fund and The Gabelli Woodland Small Cap Value Fund as well as all of the closed-end funds.

The GAMCO brand encompasses a panoply of portfolios. It is the brand for our "Growth" business, which is primarily represented by The GAMCO Growth Fund, The GAMCO Global Growth Fund, and The GAMCO International Growth Fund. GAMCO also includes other distinct investment strategies and styles including our gold, convertible securities and contrarian funds.

Open-end Mutual Funds

On December 31, 2005, we had $8.6 billion of AUM in twenty seven open-end mutual funds. At year-end, 84% of the AUM in open-end mutual funds having an overall rating from Morningstar, Inc. ("Morningstar") were in open-end Mutual Funds ranked "three stars" or better, with approximately 13% of such assets in open-end mutual funds ranked "five stars" and/or "four stars" on an overall basis (*i.e.,* derived from a weighted average of the performance figures associated with its three-, five-, and ten-year Morningstar Rating metrics). There can be no assurance, however, that these funds will be able to maintain such ratings or that past performance will be indicative of future results.

At December 31, 2005, approximately 37% of our assets under management in open-end, no-load equity mutual funds had been obtained through direct sales relationships. We also sell our open-end mutual funds through Third-Party Distribution Programs, particularly No-Transaction Fee ("NTF") Programs, and have developed additional classes of shares for many of our mutual funds for sale through additional third-party distribution channels on a commission basis. At December 31, 2005, Third Party Distribution Programs accounted for approximately 63% of all assets in open-end funds.

Closed-end Funds

We act as investment adviser to seven closed-end funds, five of which trade on the NYSE: Gabelli Equity Trust (GAB), Gabelli Global Multimedia Trust (GGT), Gabelli Convertible and Income Securities Fund (GCV), Gabelli Utility Trust (GUT) and Gabelli Dividend & Income Trust (GDV) and two that trade on the AMEX: Gabelli Global Utility & Income Trust (GLU) and Gabelli Global Gold, Natural Resources & Income Trust (GGN). As of December 31, 2005, the seven Gabelli closed-end funds had total assets of $5.1 billion, representing 37% of the total assets in our Mutual Funds business.

The Gabelli Equity Trust, which raised $400 million through its initial public offering in August 1986, finished its 19th year with net assets of $1.8 billion. In September 2005, the Equity Trust completed its first acquisition of the assets of another closed-end investment company, Sterling Capital Corporation, for total consideration of approximately $18.3 million. In October 2005, the Equity Trust completed a heavily over-subscribed rights offering, retaining gross proceeds of $143.7 million. Since inception, the Equity Trust has distributed over $1.8 billion in cash to shareholders through its 10% Distribution Policy and has spun off two other closed-end funds, the Gabelli Global Multimedia Trust and the Gabelli Utility Trust.

The Gabelli Dividend & Income Trust, launched in November 2003, raised $196.6 million in net proceeds through its placement of Series D and Series E Preferred Shares in November 2005. The Gabelli Dividend & Income Trust, which invests primarily in dividend-paying equity securities, had a total annualized return of 10.10% since inception and net assets of $2.2 billion as of December 31, 2005.

The Gabelli Global Gold, Natural Resources & Income Trust raised gross proceeds of $332 million through its initial public offering in March 2005 and $20 million through the exercise of the underwriters' overallotment option in May 2005. The Gabelli Global Gold, Natural Resources & Income Trust, which invests primarily in equity securities of gold and natural resources companies and utilizes a covered call option writing program to generate current income, had a total return of 22.0% during its first nine months of operation and net assets of $390 million as of December 31, 2005.

A detailed description of our Mutual Funds is provided within this Item 1 beginning on page 16.

Investment Partnerships: We manage Investment Partnerships through our 92% majority-owned subsidiary, Gabelli Securities, Inc. ("GSI"). The Investment Partnerships consist primarily of limited partnerships, offshore funds, separate accounts and sub-advisory relationships within the following strategies: merger arbitrage, event-driven long/short equity funds, sector-focused funds and merchant banking. We had $634 million of Investment Partnership assets under management, or approximately 2% of total AUM, at December 31, 2005.

We introduced our first targeted portfolio, a merger arbitrage partnership in 1985. An offshore version of this strategy was added in 1989. Building on our strengths in global event-driven value investing, several new Investment Partnerships have been added to balance investors' geographic, strategy and sector needs. Today we offer a broad range of absolute return products. Within our merger arbitrage strategy, we manage approximately $410 million of assets for investors who seek positive returns not correlated to fluctuations of the general market. These funds seek to drive returns by investing in announced merger and acquisition transactions that are primarily dependent on the deal closure and less on the overall market environment. In event-driven strategies, we manage $195 million of assets focused on the U.S., Japanese, and European markets. We also manage a series of sector-focused absolute return funds designed to offer investors a mechanism to diversify their portfolios by global economic sector rather than by geographic region. We currently offer three sector-focused portfolios: the Gabelli International Gold Fund Ltd., GAMA Select Energy Plus, L.P., and GAMCO Telecom Plus, L.P. with a fourth sector-focused portfolio, GAMCO Medical Opportunities, L.P. added in January 2006. Merchant banking activities are carried out through ALCE Partners, L.P. and Gabelli Multimedia Partners, L.P., both of which are closed to new investors.

Our Investment Partnerships have been marketed primarily by our direct sales force to high net worth individuals and institutions. Separate accounts and sub-advisory relationships continue to be an important aspect of our Investment Partnerships business and account for approximately 37% of our Investment Partnership assets under management. We intend to expand product offerings, both domestic and international, and the geographic composition of our customer base in Investment Partnerships. It is our expectation that the assets invested in these products will provide a growing source of revenues in the future.

Assets Under Management

The following table sets forth total assets under management by product type as of the dates shown and their compound annual growth rates ("CAGR"):

Assets Under Management
By Product Type
(Dollars in millions)

	At December 31,					January 1, 2001 to December 31, 2005
	2001	2002	2003	2004	2005	CAGR(a)
Equity:						
Mutual Funds	$ 10,165	$ 8,091	$ 11,618	$ 12,371	$ 12,963	4.0 %
Institutional & HNW Separate Accounts	11,513	9,990	13,031	13,587	12,382	4.1
Total Equity	21,678	18,081	24,649	25,958	25,345	4.0
Fixed Income:						
Money Market Mutual Funds	1,781	1,963	1,703	1,488	724	(12.7)
Bond Mutual Funds	9	14	11	11	11	6.6
Institutional & HNW Separate Accounts	720	613	504	388	84	(37.2)
Total Fixed Income	2,510	2,590	2,218	1,887	819	(18.6)
Investment Partnerships:						
Investment Partnerships	573	578	692	814	634	7.7
Total Assets Under Management	$ 24,761	$ 21,249	$ 27,559	$ 28,659	$ 26,798	2.6
Breakdown of Total Assets Under Management:						
Mutual Funds	$ 11,955	$ 10,068	$ 13,332	$ 13,870	$ 13,698	2.5
Institutional & HNW Separate Accounts	12,233	10,603	13,535	13,975	12,466	2.5
Investment Partnerships	573	578	692	814	634	7.7
Total Assets Under Management	$ 24,761	$ 21,249	$ 27,559	$ 28,659	$ 26,798	2.6

(a) Compound annual growth rate.

Summary of Investment Products

We manage assets in the following wide spectrum of investment products and strategies, many of which are focused on fast-growing areas:

U.S. Equities:
All Cap Value
Large Cap Value
Large Cap Growth
Mid Cap Value
Small Cap Value
Small Cap Growth
Micro Cap
Natural Resources
Real Estate
Utilities
Non-Market Correlated

Global and International Equities:
International Growth
Global Growth
Global Value
Global Telecommunications
Global Multimedia
Gold

Investment Partnerships:
Merger Arbitrage
U.S. Long/Short
Global Long/Short
European Arbitrage
Japanese Long/Short
Sector-Focused
- Energy
- Global Telecom
- Gold
- Medical Opportunities (a)

Merchant Banking

Convertible Securities:
U.S. Convertible Securities
Global Convertible Securities

U.S. Balanced:
Balanced Growth
Balanced Value

U.S. Fixed Income:
Corporate
Government
Municipals
Asset-backed
Intermediate
Short-term

(a) GAMCO Medical Opportunities, LP was launched on January 1, 2006.

Additional Information on Mutual Funds

The Mutual Funds include 27 open-end mutual funds and 7 closed-end funds which had total assets as of December 31, 2005 of $13.7 billion. The open-end Mutual Funds are available to individuals and institutions on both a no-load and commission basis, while the closed-end funds are listed and traded on either the New York Stock Exchange ("NYSE") or the American Stock Exchange ("AMEX"). At December 31, 2005, the open-end funds had total net assets of $8.6 billion and the closed-end funds had total net assets of $5.1 billion. The assets managed in the closed-end funds represent approximately 37% of the assets in the Mutual Funds and 19% of the total assets under management at December 31, 2005. Our assets under management consist of a broad range of U.S. and international stock, bond and money market mutual funds that meet the varied needs and objectives of our Mutual Fund shareholders. At December 31, 2005, approximately 37% of our assets under management in open-end Mutual Funds had been obtained through direct sales relationships.

We, through our affiliates, act as advisor to all of the Mutual Funds, except with respect to the Gabelli Capital Asset Fund for which we act as a sub-advisor and Guardian Investment Services Corporation, an unaffiliated company, acts as manager. As sub-advisor, we make day-to-day investment decisions for the Gabelli Capital Asset Fund.

Gabelli Funds, LLC ("Funds Adviser"), a wholly-owned subsidiary of GAMCO Investors, Inc., acts as the investment advisor for all of the Mutual Funds other than the Westwood family of funds.

Gabelli Advisers, Inc., a subsidiary controlled by GAMCO Investors, Inc., acts as investment advisor to the Westwood family of funds and has retained Westwood Management Corporation a wholly owned subsidiary of Westwood Holdings Group (NYSE: WHG) to act as sub-advisor for five of the six portfolios. Westwood Management Corporation, in its capacity as sub-advisor, makes day-to-day investment decisions and provides the portfolio management services for five of the six current Westwood portfolios. The Westwood Mighty Mites^{SM} Fund, launched in May 1998, is advised solely by Gabelli Advisers, Inc., using a team investment approach, without any sub-advisors. Westwood Management Corporation owns an approximately 19.0% equity interest in Gabelli Advisers, Inc. At December 31, 2005, GBL in turn owned 18.7% of Westwood Holdings Group.

During 2005, the decline in fixed income AUM to $735 million at year end from $1.5 billion at the end of 2004 was principally related to the withdrawal of assets from the Treasurer's Fund, which was closed during the fourth quarter 2005. The Treasurer's Fund was managed by Gabelli Fixed Income LLC, a wholly-owned subsidiary of Gabelli Fixed Income, Inc. Gabelli Fixed Income LLC continues to manage Separate Account assets.

The following table lists the Mutual Funds, together with the December 31, 2005 Morningstar overall rating, where rated (ratings are not available for the money-market mutual funds and other mutual funds, which collectively represent 43.7% of the assets under management in the Mutual Funds), provides a description of the primary investment objective, fund characteristics, fees, the date that the mutual fund was initially offered to investors and the assets under management in the Mutual Funds as of December 31, 2005.

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2005 (all classes) ($ in millions)
OPEN-END FUNDS:						
VALUE:						
The Gabelli Asset Fund ★★★	Growth of capital as a primary investment objective, with current income as a secondary investment objective. Invests in equity securities of companies selling at a significant discount to their private market value.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	03/03/86	$ 2,258
Westwood Equity Fund ★★★	Capital appreciation through a diversified portfolio of equity securities using bottom-up fundamental research with a focus on identifying well-seasoned companies.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	01/02/87	$ 184
The Gabelli Blue Chip Value Fund ★★★	Capital appreciation through investments in equity securities of established companies, which are temporarily out of favor and which have market capitalizations in excess of $5 billion.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	08/26/99	$ 37
The Gabelli Capital Asset Fund (not rated) (7)	Capital appreciation from equity securities of companies selling at a significant discount to their private market value.	No-load, Open-end, Diversified, Variable Annuity	.75	n/a	05/01/95	$ 219
FOCUSED VALUE:						
The Gabelli Value Fund ★★	High level of capital appreciation from undervalued equity securities that are held in a concentrated portfolio.	Class A: Front end-load, Open-end Non-diversified Multi-class shares (2)	1.00	.25	09/29/89	$ 1,097
SMALL CAP VALUE:						
The Gabelli Small Cap Growth Fund ★★★	High level of capital appreciation from equity securities of smaller companies with market capitalization of $1 billion or less at the time of purchase.	Class AAA: No-load, Open-end, Diversified Multi-Class Shares (2)	1.00	.25	10/22/91	$ 739

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2005 (all classes) ($ in millions)
The Gabelli Woodland Small Cap Value Fund (not rated) (7)	Long Term capital appreciation investing at least 80% of its assets in equity securities of companies with market capitalizations of $1.5 billion or less.	Class AAA: No-load, Open-end, Non-diversified Multi-class shares (2)	1.00 (8)	.25	12/31/02	$ 11
Westwood SmallCap Equity Fund ★★	Long-term capital appreciation, investing at least 80% of its assets in equity securities of companies with market capitalizations of $1.5 billion or less at the time of purchase	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00 (8)	.25	04/15/97	$ 9
GROWTH:						
GAMCO International Growth Fund ★★★★	Capital appreciation by investing primarily in equity securities of foreign companies with rapid growth in revenues and earnings.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	06/30/95	$ 59
The GAMCO Growth Fund ★★★	Capital appreciation from companies that have favorable, yet undervalued, prospects for earnings growth. Invests in equity securities of companies that have above-average or expanding market shares and profit margins.	Class AAA: No-load, Open-end, Diversified Multi-Class Shares (2)	1.00	.25	04/10/87	$ 1,143
AGGRESSIVE GROWTH:						
The GAMCO Global Growth Fund ★★★	High level of capital appreciation through investment in a portfolio of equity securities focused on companies involved in the global marketplace.	Class AAA: No load, Open-end, Non-diversified Multi-class shares (2)	1.00	.25	02/07/94	$ 110
MICRO-CAP:						
Westwood Mighty Mites℠ Fund ★★★	Long-term capital appreciation by investing primarily in equity securities with market capitalization of $300 million or less at the time of purchase.	Class AAA:, No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	05/11/98	$ 44
EQUITY INCOME:						
The Gabelli Equity Income Fund ★★★★	High level of total return with an emphasis on income producing equities with yields greater than the S&P 500 average.	Class AAA: No-load, Open-end, Diversified Multi-Class Shares (2)	1.00	.25	01/02/92	$ 659

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2005 (all classes) ($ in millions)
Westwood Balanced Fund ★★★★	Both capital appreciation and current income using portfolios containing stocks, bonds, and cash as appropriate in light of current economic and business conditions.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	.75	.25	10/01/91	$ 153
Westwood Income Fund ★	High level of current income as well as long-term capital appreciation by investing primarily in income producing equity and fixed income securities.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00 (8)	.25	09/30/97	$ 14
SPECIALTY EQUITY:						
The GAMCO Global Opportunity Fund ★★★	High level of capital appreciation through worldwide investments in equity securities.	Class AAA: No-load, Open-end, Non-diversified Multi-class shares (2)	1.00 (8)	.25	05/11/98	$ 22
The GAMCO Global Convertible Securities Fund ★★★	High level of total return through a combination of current income and capital appreciation through investment in convertible securities of U.S. and non-U.S. issuers.	Class AAA: No-load, Open-end, Non-diversified Multi-class shares (2)	1.00 (8)	.25	02/03/94	$ 14
SECTOR:						
The Gabelli Utilities Fund ★★★★	High level of total return through a combination of capital appreciation and current income from investments in utility companies.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	08/31/99	$ 301
The GAMCO Global Telecommunications Fund ★★★	High level of capital appreciation through worldwide investments in equity securities, including the U.S., primarily in the telecommunications industry.	Class AAA: No-load, Open-end, Non-diversified Multi-class shares (2)	1.00	.25	11/01/93	$ 187
GAMCO Gold Fund ★★★	Seeks capital appreciation and employs a value approach to investing primarily in equity securities of gold-related companies worldwide.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	07/11/94	$ 348
MERGER AND ARBITRAGE:						
The Gabelli ABC Fund ★★★	Total returns from equity and debt securities that are attractive to investors in various market conditions without excessive risk of capital loss.	No-load, Open-end, Non-diversified	1.00 (6)	n/a (6)	05/14/93	$ 177

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2005 (all classes) ($ in millions)
QUANTITATIVE:						
Ned Davis Research Asset Allocation Fund (10) (not rated) (7)	Seeks to provide capital appreciation as its primary objective with a secondary objective of current income.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	03/31/03	$ 7
CONTRARIAN:						
Comstock Capital Value Fund (not rated) (7)	Capital appreciation and current income through investment in a highly diversified portfolio of securities.	Class A Load, Open-end, Diversified Multi-class shares (2)	1.00	.25	10/10/85	$ 46
Comstock Strategy Fund (not rated) (7)	Capital appreciation and current income through investment in a portfolio of debt securities.	Class A Load, Open-end, Non-Diversified Multi-class shares (2)	.85	.25	05/5/88	$ 11
GAMCO Mathers Fund ★	Long-term capital appreciation in various market conditions without excess risk of capital loss.	Class AAA: No-load, Open-end, Diversified	1.00	.25	8/19/65	$ 38
FIXED INCOME:						
Westwood Intermediate Bond Fund ★★★	Total return and current income, while limiting risk to principal. Pursues higher yields than shorter maturity funds, and has more price stability than generally higher yielding long-term funds.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	.60 (8)	.25	04/06/93	$ 11
CASH MANAGEMENT-MONEY MARKET:						
The Gabelli U.S. Treasury Money Market Fund (not rated) (7)	High current income with preservation of principal and liquidity, while striving to keep expenses among the lowest of all U.S. Treasury money market funds.	Money Market, Open-end, Diversified	.30 (8)	n/a	10/01/92	$ 724

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2005 (all classes) ($ in millions)
CLOSED-END FUNDS:						
The Gabelli Equity Trust Inc. (not rated) (7)	Long-term growth of capital by investing in equity securities.	Closed-end, Non-diversified NYSE Symbol: GAB	1.00 (9)	n/a	08/14/86	$ 1,764
The Gabelli Convertible and Income Securities Fund Inc. (4) (not rated) (7)	High total return from investing primarily in convertible instruments.	Closed-end, Diversified NYSE Symbol: GCV	1.00 (9)	n/a	07/03/89	$ 145
The Gabelli Global Multimedia Trust Inc. (3) (not rated) (7)	Long-term capital appreciation from equity investments in global telecommunications, media, publishing and entertainment holdings.	Closed-end, Non-diversified NYSE Symbol: GGT	1.00 (9)	n/a	11/15/94	$ 215
The Gabelli Utility Trust (5) (not rated) (7)	High total return from investments primarily in securities of companies involved in gas, electricity and water industries.	Closed-end, Non-Diversified NYSE Symbol: GUT	1.00 (9)	n/a	07/09/99	$ 259
The Gabelli Dividend & Income Trust (not rated) (7)	Qualified dividend income and capital appreciation potential.	Closed-end, Non-Diversified NYSE Symbol: GDV	1.00 (9)	n/a	11/24/03	$ 2,238
The Gabelli Global Utility & Income Trust (not rated) (7)	A consistent level of after-tax total return with an emphasis on tax-advantaged dividend income.	Closed-end, Non-Diversified AMEX Symbol: GLU	1.00	n/a	5/28/04	$ 62
The Gabelli Global Gold, Natural Resources & Income Trust (not rated) (7)	High level of current income through an option writing strategy on equity securities owned in the gold and natural resources industries	Closed-end, Non-Diversified AMEX Symbol: GGN	1.00	n/a	3/29/05	$ 390

(1) For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar risk-adjusted return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads and redemption fees) placing more emphasis on downward variations and rewarding consistent performance. The top 10% of the funds in an investment category receive five stars, the next 22.5% receive four stars, the next 35% receive three stars, the next 22.5% receive two stars and the bottom 10% receive one star. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance figures associated with its three, five, and ten-year (if applicable) Morningstar Rating metrics. Morningstar Ratings are shown for the respective class shown; other classes may have different performance characteristics. There were 318 Conservative Allocation funds rated for three years, 194 funds for five years and 69 funds for ten years (The Gabelli ABC Fund, GAMCO Mathers Fund).

There were 351 Mid-Cap Blend funds rated for three years, 256 funds for five years and 98 funds for ten years (The Gabelli Asset Fund, The Gabelli Value Fund). There were 1,014 Large Value funds rated for three years, 697 funds for five years and 333 funds for ten years (The Gabelli Blue Chip Value Fund, Westwood Equity Fund, The Gabelli Equity Income Fund). There were 80 Convertibles funds rated for three years, 70 funds for five years and 46 funds for ten years (The GAMCO Global Convertible Securities Fund). There were 392 World Stock funds rated for three years, 285 funds for five years and 126 funds for ten years (The GAMCO Global Growth Fund, The GAMCO Global Opportunity Fund). There were 40 Specialty-Communications funds rated for three years, 39 funds for five years and 11 funds for ten years (The GAMCO Global Telecommunications Fund). There were 56 Specialty-Precious Metals funds rated for three years, 41 funds for five years and 30 funds for ten years (GAMCO Gold Fund). There were 1,353 Large Growth funds rated for three years, 1,065 funds for five years and 370 funds for ten years (The GAMCO Growth Fund). There were 196 Foreign Large Growth funds rated for three years, 151 funds for five years and 62 funds for ten years (GAMCO International Growth Fund). There were 276 Small Value funds rated for three years, 192 funds for five years and 59 funds for ten years (The Gabelli Small Cap Growth Fund, Westwood Mighty Mites[SM] Fund). There were 92 Specialty-Utilities funds rated for three years and 77 funds rated for five years (The Gabelli Utilities Fund). There were 868 Moderate Allocation funds rated for three years, 664 funds for five years and 296 funds for ten years (Westwood Balanced Fund). There were 901 Intermediate-Term Bond funds rated for three years, 691 funds for five years and 351 funds for ten years (Westwood Intermediate Bond Fund). There were 191 Specialty-Real Estate funds rated for three years and 143 funds for five years (Westwood Income Fund). There were 650 Small Growth funds rated for three years and 507 funds for five years (Westwood SmallCap Equity Fund). (a) 2005 Morningstar, Inc. All Rights reserved. This information is (1) proprietary to Morningstar and/or its content providers (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

(2) These funds have multi-classes of shares available. Multi-class shares include Class A shares with a front-end sales charge; Class B shares are subject to a back-end contingent deferred sales charge for up to 6 years and Class C shares are subject to a 1% back-end contingent deferred sales charge for up to two years. However, Class B shares are no longer offered for new purchases as of July 2004. Comstock Strategy Fund Class R shares, which are no-load, are available only for retirement and certain institutional accounts. Comstock Strategy Fund class O shares are no longer offered to the public. Ned Davis Research Asset Allocation Fund and The Gabelli Blue Chip Value Fund Class I shares are available to institutional accounts. Class I shares for other funds were available since May 2005. Net assets include all shares classes.

(3) The Gabelli Global Multimedia Trust Inc. was formed in 1994 through a spin off of assets from The Gabelli Equity Trust.

(4) The Gabelli Convertible and Income Securities Fund Inc. was originally formed in 1989 as an open-end investment company and was converted to a closed-end investment company in March 1995.

(5) The Gabelli Utility Trust was formed in 1999 through a spin off of assets from The Gabelli Equity Trust.

(6) Funds Adviser has voluntarily reduced the Advisory fee from 1.00% to 0.50% since April 1, 2002. Gabelli & Company, Inc. waived receipt of the 12b-1 Plan distribution fees as of January 1, 2003 and on February 25, 2004 the Fund's Board of Directors agreed with the Funds Advisers' request to terminate the 12b-1 Plan.

(7) Certain funds are not rated because they don't have a three year history or there are not enough similar funds in the category determined by Morningstar.

(8) Funds Adviser has an agreement in place to waive its advisory fee or reimburse expenses of the Fund to maintain fund expenses at a specified level for Class AAA shares; Multiclass shares have separate limits as described in the Fund's prospectus. (The Gabelli Woodland Small Cap Value Fund – 2.00%; Westwood Income Fund – 1.50%; The GAMCO Global Opportunity Fund – 2.00%; The GAMCO Global Convertible Securities Fund – 2.00%; Westwood SmallCap Equity Fund – 1.50%; Westwood Intermediate Bond Fund – 1.00%; The Gabelli U.S. Treasury Money Market Fund – 0.30% overall further limited to 0.08% through June 30, 2006.)

(9) Funds Adviser has agreed to reduce its advisory fee on the liquidation value of Preferred stock outstanding if certain performance levels are not met.

(10) The Ned Davis Research Asset Allocation Fund was liquidated on February 10, 2006.

Shareholders of the no-load open-end Mutual Funds are allowed to exchange shares among the open-end funds as economic and market conditions and investor needs change at no additional cost. However, as noted below certain Mutual Funds impose a 2% redemption fee on shares redeemed within 60 days of a purchase. We periodically introduce new mutual funds designed to complement and expand our investment product offerings, respond to competitive developments in the financial marketplace and meet the changing needs of investors.

In February 2003, to discourage short-term trading the Boards of Directors of several of our open-end Mutual Funds approved the imposition of a 2% redemption fee on shares redeemed within 60 days of purchase. The 2% redemption fee on these funds became effective in May 2003. In May 2004, the Boards of Directors of our other open-end Mutual Funds, other than the money market funds and The Gabelli Capital Asset Fund, considered and approved the imposition of a 2% redemption fee on shares redeemed within 60 days of a purchase. As of November 2004, the 2% redemption fee was effective for all of these funds. Effective April 1, 2005 the redemption fee was eliminated for funds sub-advised by Westwood Management Corporation. As of July 15, 2005, the redemption fee period was reduced to seven days or less. The Board of Directors of our open-end Mutual Funds will continue to review the need to maintain the 2% redemption fee in light of the regulatory environment and other industry developments.

On December 30, 2004, the shareholders of The Gabelli ABC Fund voted to approve a charter amendment that would require investment accounts held at the fund's transfer agent, State Street Bank & Trust Company, be directly registered to the beneficial owners of the fund. The action, which was recommended by Gabelli Funds, LLC ("Funds Adviser") and approved by the fund's Board of Directors, permits the redemption of shares held through certain brokers and financial consultants in omnibus and individual accounts where the beneficial owner is not disclosed.

In December 2005, Funds Adviser announced that it immediately increased the yield on the Gabelli U. S. Treasury Money Market Fund (NASDAQ: GABXX) by voluntarily waiving a larger portion of its management fee and maintaining total expenses at 8 basis points or 0.08% of the average net assets for the period from December 1, 2005 through June 30, 2006. The Gabelli U. S. Treasury Money Market Fund, a money market mutual fund managed by Funds Adviser, invests exclusively in U.S. Treasury securities and its dividends derived from such securities are exempt from state and local income taxes.

In January 2006, Funds Adviser announced that the Board of Trustees of the Ned Davis Research Funds has voted to liquidate the Ned Davis Research Asset Allocation Fund and distribute the assets to shareholders. The Board agreed that liquidating the Fund, which was launched on March 31, 2003, was in the best interests of shareholders given its asset level, ongoing transactional and operating costs, and limited marketability.

Our marketing efforts for the Mutual Funds are currently focused on increasing the distribution and sales of our existing funds as well as creating new products for sale through our distribution channels. We believe that our marketing efforts for the Mutual Funds will continue to generate additional revenues from investment advisory fees. We have traditionally distributed most of our open-end Mutual Funds by using a variety of direct response marketing techniques, including telemarketing and advertising, and as a result we maintain direct relationships with many of our no-load open-end Mutual Fund customers. Beginning in late 1995, we expanded our product distribution by offering several of our open-end Mutual Funds through Third-Party Distribution Programs, including NTF Programs. In 1998 and 1999, we further expanded these efforts to include substantially all of our open-end Mutual Funds in Third-Party Distribution Programs. More than 37% of the assets under management in the open-end Mutual Funds are still attributable to our direct response marketing efforts. Third-Party Distribution Programs have become an increasingly important source of asset growth for us. Of the $7.9 billion of assets under management in the open-end equity Mutual Funds as of December 31, 2005, approximately 63% were generated through Third-Party Distribution Programs. We are responsible for paying the service and distribution fees charged by many of the Third-Party Distribution Programs. Several bills have been introduced in Congress that would amend the Investment Company Act. These proposals, which include but are not limited to the elimination or restriction of Rule 12b-1 distribution fees, if enacted or adopted, could have a substantial impact on the regulation and operation of our registered funds. In light of such legislation and efforts by some of the program sponsors to increase fees beyond what we deem to be acceptable, several of our Mutual Funds may be withdrawn from such programs. During 2000, we completed development of additional classes of shares for many of our mutual funds for sale through national brokerage and investment firms and other third-party distribution channels on a commission basis. The multi-class shares are available in all of Gabelli mutual funds except The Gabelli ABC Fund, Gabelli Capital Asset Fund and the GAMCO Mathers Fund. The use of multi-class share products will expand the distribution of all Gabelli Fund products into the advised sector of the mutual fund investment community. During 2003, we introduced Class I shares, which are no load shares with higher minimum initial investment and without distribution fees available to Institutional and Retirement Plan Accounts directly through Gabelli & Company. The no-load shares are designated as Class AAA shares and are available for new and current investors. In general, distribution through Third-Party Distribution Programs has greater variable cost components and lower fixed cost components than distribution through our traditional direct sales methods.

We provide investment advisory and management services pursuant to an investment management agreement with each Mutual Fund. The investment management agreements with the Mutual Funds generally provide that we are responsible for the overall investment and administrative services, subject to the oversight of each Mutual Fund's Board of Directors or Trustees and in accordance with each Mutual Fund's fundamental investment objectives and policies. The investment management agreements permit us to enter into separate agreements for administrative and accounting services on behalf of the respective Mutual Funds.

We provide the Mutual Funds with administrative services pursuant to the management contracts. Such services include, without limitation, supervision of the calculation of net asset value, preparation of financial reports for shareholders of the Mutual Funds, internal accounting, tax accounting and reporting, regulatory filings and other services. Most of these administrative services are provided through sub-contracts with unaffiliated third parties. Transfer agency and custodial services are provided directly to the Mutual Funds by unaffiliated third parties.

Our Mutual Fund investment management agreements may continue in effect from year to year only if specifically approved at least annually by (i) the Mutual Fund's Board of Directors or Trustees or (ii) the Mutual Fund's shareholders and, in either case, the vote of a majority of the Mutual Fund's directors or trustees who are not parties to the agreement or "interested persons" of any such party, within the meaning of the Investment Company Act of 1940 as amended (the "Investment Company Act"). Each Mutual Fund may terminate its investment management agreement at any time upon 60 days' written notice by (i) a vote of the majority of the Board of Directors or Trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Mutual Fund. Each investment management agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act. We may terminate an investment management agreement without penalty on 60 days' written notice.

Mutual Fund Distribution, Institutional Research, Brokerage and Underwriting

Gabelli & Company, Inc. ("Gabelli & Company"), the wholly-owned subsidiary of our 92% majority-owned subsidiary Gabelli Securities, Inc., is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). Gabelli & Company's revenues are derived primarily from the distribution of our Mutual Funds, brokerage commissions, underwriting fees and selling concessions.

Mutual Fund Distribution

Gabelli & Company distributes our open-end Mutual Funds pursuant to distribution agreements with each Mutual Fund. Under each distribution agreement with an open-end Mutual Fund, Gabelli & Company offers and sells such open-end Mutual Fund's shares on a continuous basis and pays all of the costs of marketing and selling the shares, including printing and mailing prospectuses and sales literature, advertising and maintaining sales and customer service personnel and sales and services fulfillment systems, and payments to the sponsors of Third-Party Distribution Programs, financial intermediaries and Gabelli sales personnel. Gabelli & Company receives fees for such services pursuant to distribution plans adopted under provisions of Rule 12b-1 ("12b-1") of the Investment Company Act. Distribution fees from the open-end Mutual Funds amounted to $17.1 million, $18.9 million and $19.4 million for the years ended December 31, 2003, 2004 and 2005, respectively. Gabelli & Company is the principal underwriter for funds distributed in multiple classes of shares which carry either a front-end or back- end sales charge. Underwriting fees and sales charges retained amounted to $268,000, $346,000 and $646,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

Under the distribution plans, the open-end no load (Class AAA shares) Mutual Funds (except The Gabelli US Treasury Money Market Fund, Gabelli Capital Asset Fund and The Gabelli ABC Fund) and the Class A shares of various funds pay Gabelli & Company a distribution or service fee of .25% per year (except the Class A shares of the Westwood Funds which pay .50% per year) on the average daily net assets of the fund. Class B and Class C shares have a 12b-1 distribution plan with a service and distribution fee totaling 1%. Gabelli & Company's distribution agreements with the Mutual Funds may continue in effect from year to year only if specifically approved at least annually by (i) the Mutual Fund's Board of Directors or Trustees or (ii) the Mutual Fund's shareholders and, in either case, the vote of a majority of the Mutual Fund's directors or trustees who are not parties to the agreement or "interested persons" of any such party, within the meaning of the Investment Company Act. Each Mutual Fund may terminate its distribution agreement, or any agreement thereunder, at any time upon 60 days' written notice by (i) a vote of the majority of its directors or trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Mutual Fund. Each distribution agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act. Gabelli & Company may terminate a distribution agreement without penalty upon 60 days' written notice.

Gabelli & Company also offers our open-end mutual fund products through our website, **www.gabelli.com**, where directly registered mutual fund investors can access their personal account information and buy, sell and exchange Fund shares. Fund prospectuses, quarterly reports, fund applications, daily net asset values and performance charts are all available. As part of our efforts to educate investors, we introduced Gabelli University with our initial publications "*Deals, Deals... and More Deals*" and "*Global Convertible Investing: The Gabelli Way.*" Our website is an active, informative and valuable resource which we believe has become an increasingly important feature of our client service efforts.

Institutional Research

Gabelli & Company provides institutional investors with investment ideas on numerous industries and special situations, with a particular focus on small and midcap companies. Our team of sell-side analysts follow economic sectors on a global basis, and are bottom-up stock pickers, recommending companies that trade at significant differences to Private Market Value. Our research focuses on company fundamentals, cash flow statistics, and catalysts that will help realize returns.

Brokerage Commissions and Trading

Gabelli & Company generates brokerage commission revenues from securities transactions executed on an agency basis on behalf of our mutual funds, institutional and high net worth clients as well as from institutional and retail customers. Commission revenues totaled $12.9 million, $15.6 million, and $12.2 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Gabelli & Company has considered and continues to explore expansion of its proprietary trading activities. While these activities may entail a relatively high use of the firm's capital, we believe proprietary trading represents a growth opportunity for the Company.

Underwriting

Gabelli & Company is involved in external syndicated underwriting activities. In 2003, 2004 and 2005, Gabelli & Company participated in 9, 5 and 4 syndicated underwritings of public equity and debt offerings managed by major investment banks, respectively, with commitments of $24.7 million, $32.1 million and $21.4 million, respectively.

Competition

We compete with other investment management firms and mutual fund companies, insurance companies, banks, brokerage firms and other financial institutions that offer products that have similar features and investment objectives to those offered by us. Many of the investment management firms with which we compete are subsidiaries of large diversified financial companies and many others are much larger in terms of assets under management and revenues and, accordingly, have much larger sales organizations and marketing budgets. Historically, we have competed primarily on the basis of the long-term investment performance of many of our investment products. However, we have taken steps to increase our distribution channels, brand name awareness and marketing efforts.

The market for providing investment management services to institutional and high net worth Separate Accounts is also highly competitive. Approximately 38% of our investment advisory fee revenue for the year ended December 31, 2005 was derived from our Separate Accounts. Selection of investment advisors by U.S. institutional investors is often subject to a screening process and to favorable recommendations by investment industry consultants. Many of these investors require their investment advisors to have a successful and sustained performance record, often five years or longer, and also focus on one and three year performance records. We have significantly increased our assets under management on behalf of U.S. institutional investors since our entry into the institutional asset management business in 1977. At the current time, we believe that our investment performance record would be attractive to potential new institutional and high net worth clients. However, no assurance can be given that our efforts to obtain new business will be successful.

Intellectual Property

Service marks and brand name recognition are important to our business. We have rights to the service marks under which our products are offered. We have registered certain service marks in the United States and will continue to do so as new trademarks and service marks are developed or acquired. We have rights to use (i) the "Gabelli" name, (ii) the "GAMCO" name, (iii) the research triangle logo, and (iv) the "Mighty Mites" name. Pursuant to an assignment agreement, Mr. Gabelli has assigned to us all of his rights, title and interests in and to the "Gabelli" name for use in connection with investment management services, mutual funds and securities brokerage services. However, under the agreement, Mr. Gabelli will retain any and all right, title and interest he has or may have in the "Gabelli" name for use in connection with (i) charitable foundations controlled by Mr. Gabelli or members of his family or (ii) entities engaged in private investment activities for Mr. Gabelli or members of his family. In addition, the funds managed by Mr. Gabelli outside GBL have entered into a license agreement with us permitting them to continue limited use of the "Gabelli" name under specified circumstances. We have taken, and will continue to take, action to protect our interests in these service marks.

Regulation

Virtually all aspects of our businesses are subject to various Federal and state laws and regulations. These laws and regulations are primarily intended to protect investment advisory clients and shareholders of registered investment companies. Under such laws and regulations, agencies that regulate investment advisors and broker-dealers such as us have broad administrative powers, including the power to limit, restrict or prohibit such an advisor or broker-dealer from carrying on its business in the event that it fails to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment advisor and other registrations, censures, and fines. We believe that we are in substantial compliance with all material laws and regulations.

Our business is subject to regulation at both the federal and state level by the Securities and Exchange Commission ("Commission") and other regulatory bodies. Certain of our subsidiaries are registered with the Commission under the Investment Advisers Act, and the Mutual Funds are registered with the Commission under the Investment Company Act. Three of our subsidiaries are also registered as broker-dealers with the Commission and are subject to regulation by the NASD and various states.

The subsidiaries of GBL that are registered with the Commission under the Investment Advisers Act (Gabelli Funds LLC, Gabelli Advisers, Inc., Gabelli Fixed Income LLC, GAMCO Asset Management Inc. and effective January 19, 2006 Gabelli Securities, Inc.) are regulated by and subject to examination by the Commission. The Investment Advisers Act imposes numerous obligations on registered investment advisors including fiduciary duties, record keeping requirements, operational requirements, marketing requirements and disclosure obligations. The Commission is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act, ranging from censure to termination of an investment advisor's registration. The failure of a subsidiary to comply with the requirements of the Commission could have a material adverse effect on us. We believe that we are in substantial compliance with the requirements of the regulations under the Investment Advisers Act.

We derive a substantial majority of our revenues from investment advisory services through our investment management agreements. Under the Investment Advisers Act, our investment management agreements terminate automatically if assigned without the client's consent. Under the Investment Company Act, advisory agreements with registered investment companies such as the Mutual Funds terminate automatically upon assignment. The term "assignment" is broadly defined and includes direct assignments as well as assignments that may be deemed to occur, under certain circumstances, upon the transfer, directly or indirectly, of a controlling interest in GBL.

In their capacity as broker-dealers, Gabelli & Company, Inc., Gabelli Fixed Income Distributors, Inc. and Gabelli Direct, Inc. are required to maintain certain minimum net capital and cash reserves for the benefit of our customers. Gabelli & Company, Inc.'s net capital, as defined, has consistently met or exceeded all minimum requirements. Gabelli Fixed Income Distributors, Inc. is currently dormant, but has also consistently met or exceeded all minimum requirements. Gabelli Direct, Inc. is also currently dormant, but did exceed its minimum net capital as of December 31, 2005. However it did not meet its minimum net capital requirements as of June 30, 2005 or September 30, 2005. The cause of the failure to meet the minimum net capital requirement was the ownership of certain securities that are ineligible for net capital calculations. Those ineligible securities were sold to Gabelli Securities, Inc. in November 2005, which remedied the net capital requirement. Gabelli & Company, Inc., Gabelli Fixed Income Distributors, Inc. and Gabelli Direct, Inc. are also subject to periodic examination by the NASD.

Subsidiaries of GBL are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to regulations promulgated there under, insofar as they are "fiduciaries" under ERISA with respect to certain of their clients. ERISA and applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), impose certain duties on persons who are fiduciaries under ERISA and prohibit certain transactions involving ERISA plan clients. Our failure to comply with these requirements could have a material adverse effect on us.

Investments by GBL on behalf of our clients often represent a significant equity ownership position in an issuer's class of stock. As of December 31, 2005, we had five percent or more beneficial ownership with respect to approximately 110 equity securities. This activity raises frequent regulatory and legal issues regarding our aggregate beneficial ownership level with respect to portfolio securities, including issues relating to issuers' shareholder rights plans or "poison pills," state gaming laws and regulations, federal communications laws and regulations, public utility holding company laws and regulations, federal proxy rules governing shareholder communications and federal laws and regulations regarding the reporting of beneficial ownership positions. Our failure to comply with these requirements could have a material adverse effect on us.

The USA Patriot Act of 2001, enacted in response to the terrorist attacks on September 11, 2001, contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker-dealers, mutual funds and other financial services companies, including standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities. Anti-money-laundering laws outside of the U.S. contain some similar provisions. Our failure to comply with these requirements could have a material adverse effect on us.

We, and certain of our affiliates, are subject to the laws of non-U.S. jurisdictions and non-U.S. regulatory agencies or bodies. In particular, we are subject to requirements in numerous jurisdictions regarding reporting of beneficial ownership positions in securities issued by companies whose securities are publicly traded in those countries. In addition, GAMCO is registered as an international advisor, investment counsel and portfolio manager with the Ontario Securities Commission in Canada in order to market our services to prospective clients which reside in Ontario. Several of our Investment Partnerships are organized under the laws of foreign jurisdictions. In connection with our opening of an office in London and our plans to market certain products in Europe we are required to comply with the laws of the United Kingdom and other European countries regarding these activities. Our subsidiary, Gabelli Asset Management (UK) Limited is regulated by the Financial Services Authority. In connection with our registration in the United Kingdom we have minimum capital requirements that have been consistently met or exceeded.

Recent regulatory developments

On September 3, 2003, the New York Attorney General's office ("NYAG") announced that it had found evidence of widespread improper trading involving mutual fund shares. These transactions included the "late trading" of mutual fund shares after the 4:00 p.m. pricing cutoff and "time zone arbitrage" of mutual fund shares designed to exploit pricing inefficiencies. Since the NYAG's announcement, the NASD, the SEC, the NYAG and officials of other states have been conducting inquiries into and bringing enforcement actions related to trading abuses in mutual fund shares. We have received information requests and subpoenas from the SEC and the NYAG in connection with their inquiries. We are complying with these requests for documents and testimony and have been conducting an internal review of our mutual fund practices and procedures in a variety of areas with the guidance of outside counsel. A special committee of all of our independent directors was also formed to review various issues involving mutual fund share transactions and was assisted by independent counsel.

As part of our review, hundreds of documents were examined and approximately fifteen individuals were interviewed. We have found no evidence that any employee participated in or facilitated any "late trading". We also have found no evidence of any improper trading in our mutual funds by our investment professionals or senior executives. As we previously reported, we did find that in August of 2002, we banned an account, which had been engaging in frequent trading in our Global Growth Fund (the prospectus of which did not impose limits on frequent trading) and which had made a small investment in one of our hedge funds, from further transactions with our firm. Certain other investors had been banned prior to that. Since our internal review and requests from regulators for documents and testimony are ongoing, we can make no assurances that additional information will not become available or that we will not become subject to disciplinary action.

In September 2005, we were informed by the staff of the Securities and Exchange Commission that they may recommend to the Commission that one of our advisory subsidiaries be held accountable for the actions of two of the seven closed-end funds managed by the subsidiary relating to Section 19(a) and Rule 19a-1 of the Investment Company Act of 1940. These provisions require registered investment companies to provide written statements to shareholders when a dividend is made from a source other than net investment income. While the funds sent annual statements containing the required information and 1099 statements as required by the IRS, the funds did not send written statements to shareholders with each distribution in 2002 and 2003. The staff indicated that they may recommend to the Commission that administrative remedies be sought, including a monetary penalty. The closed-end funds changed their notification procedures and we believe that all of the funds are now in compliance.

In response to industry-wide inquiries and enforcement actions, a number of regulatory and legislative initiatives were introduced. The SEC has proposed and adopted a number of rules under the Investment Company Act and the Investment Advisers Act and is currently studying potential major revisions of other rules. The SEC adopted rules requiring written compliance programs for registered investment advisers and registered investment companies and additional disclosures regarding portfolio management and advisory contract renewals. In addition, several bills were introduced in a prior Congress that, if adopted, would have amended the Investment Company Act. These proposals, if reintroduced and enacted, or if adopted by the SEC, could have a substantial impact on the regulation and operation of our registered and unregistered funds. For example, certain of these proposals would, among other things, limit or eliminate Rule 12b-1 distribution fees, limit or prohibit third party soft dollar arrangements and restrict the management of hedge funds and mutual funds by the same portfolio manager.

In the coming months, the investment management industry is likely to continue facing a high level of regulatory scrutiny and become subject to additional rules designed to increase disclosure, tighten controls and reduce potential conflicts of interest. In addition, the SEC has substantially increased its use of focused inquiries in which it requests information from a number of fund complexes regarding particular practices or provisions of the securities laws. We participate in some of these inquiries in the normal course of our business. Changes in laws, regulations and administrative practices by regulatory authorities, and the associated compliance costs, have increased our cost structure and could in the future have a material impact.

Personnel

On March 1, 2006, we had a full-time staff of approximately 200 individuals, of whom 83 served in the portfolio management, research and trading areas, 66 served in the marketing and shareholder servicing areas and 51 served in the administrative area. As part of our staff, we employ 17 portfolio managers for the Mutual Funds, Separate Accounts and Investment Partnerships. Additionally, Westwood Management employs a team of 19 investment professionals who advise five of the six portfolios of the Westwood family of funds.

ITEM 1A: RISK FACTORS

Business Risks

We caution the reader that the following business risks and those risks described elsewhere in this report and in our other Securities and Exchange Commission, or SEC, filings, could cause our actual results to differ materially from expectations stated in our forward-looking statements.

Risks Related to Our Industry

Changes in laws or regulations or in governmental policies could limit the sources and amounts of our revenues, increase our costs of doing business, decrease our profitability and materially and adversely affect our business.

Our business is subject to extensive regulation in the United States, primarily at the federal level, including regulation by the SEC under the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, by the Department of Labor under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, as well as regulation by the National Association of Securities Dealers, Inc., or NASD, and state regulators. The mutual funds managed by Gabelli Funds, LLC and Gabelli Advisers, Inc. are registered with the SEC as investment companies under the Investment Company Act. The Investment Advisers Act imposes numerous obligations on investment advisors, including record-keeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities. The Investment Company Act imposes similar obligations, as well as additional detailed operational requirements, on registered investment companies and investment advisors. Our failure to comply with applicable laws or regulations could result in fines, censure, suspensions of personnel or other sanctions, including revocation of our registration as an investment advisor or broker-dealer. Industry regulations are designed to protect our clients and investors in our funds and other third parties who deal with us and to ensure the integrity of the financial markets. They are not designed to protect our stockholders. Changes in laws or regulations or in governmental policies could limit the sources and amounts of our revenues, increase our costs of doing business, decrease our profitability and materially and adversely affect our business.

In response to scandals in the financial services industry regarding late trading, market timing and selective disclosure of portfolio information, various legislative and regulatory proposals are pending in or before, or have been adopted by, the U.S. Congress, the legislatures in states in which we conduct operations and the various regulatory agencies that supervise our operations, including the SEC. These proposals, to the extent enacted or adopted, could have a substantial impact on the regulation and operation of registered funds, investment advisors and broker-dealers and could adversely affect our assets under management, revenues and net income. Additionally, the SEC, the NASD and other regulators, as well as Congress, are investigating certain practices within our industry. These investigations could lead to further legislative and regulatory proposals that, if enacted or adopted, could adversely affect our business.

To the extent we are forced to compete on the basis of price, we may not be able to maintain our current fee structure.

The investment management business is highly competitive and has relatively low barriers to entry. To the extent we are forced to compete on the basis of price, we may not be able to maintain our current fee structure. Although our investment management fees vary from product to product, historically we have competed primarily on the performance of our products and not on the level of our investment management fees relative to those of our competitors. In recent years, however, there has been a trend toward lower fees in the investment management industry. In order to maintain our fee structure in a competitive environment, we must be able to continue to provide clients with investment returns and service that make investors willing to pay our fees. In addition, the board of directors of each mutual fund managed by Gabelli Funds, LLC and Gabelli Advisers, Inc. must make certain findings as to the reasonableness of its fees. We cannot be assured that we will succeed in providing investment returns and service that will allow us to maintain our current fee structure. Fee reductions on existing or future new business could have an adverse effect on our profit margins and results of operations.

We derive a substantial portion of our revenues from contracts that may be terminated on short notice.

A substantial majority of all of our revenues are derived from investment management agreements and distribution arrangements. Investment management agreements and distribution arrangements with the Mutual Funds are terminable without penalty on 60 days' notice (subject to certain additional procedural requirements in the case of termination by a Mutual Fund) and must be specifically approved at least annually, as required by law. Such annual renewal requires, among other things, approval by the disinterested members of each Mutual Fund's board of directors or trustees. Investment advisory agreements with the Separate Accounts are typically terminable by the client without penalty on 30 days' notice or less. Any failure to renew or termination of a significant number of these agreements or arrangements would have a material adverse effect on us.

Investors in the open-end funds can redeem their investments in these funds at any time without prior notice, which could adversely affect our earnings.

Open-end fund investors may redeem their investments in those funds at any time without prior notice. Investors may reduce the aggregate amount of assets under management for any number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. In a declining stock market, the pace of mutual fund redemptions could accelerate. Poor performance relative to other asset management firms tends to result in decreased purchases of mutual fund shares and increased redemptions of mutual fund shares. The redemption of investments in mutual funds managed by Gabelli Funds, LLC or Gabelli Advisers, Inc. would adversely affect our revenues, which are substantially dependent upon the assets under management in our funds. If redemptions of investments in mutual funds caused our revenues to decline, it could have a material adverse effect on our earnings.

Regulatory developments designed to increase oversight of hedge funds may adversely affect our business.

The SEC has adopted a rule that requires registration of many hedge fund managers. Registration under the rule requires hedge fund managers to adopt certain compliance controls in order to ensure compliance with applicable securities laws and permits increased oversight of hedge fund managers by the SEC. Any regulations applicable to hedge funds that may be adopted pursuant to this rule could have an impact on our operations and may adversely affect our hedge fund business and decrease our future income.

A decline in the prices of securities would lead to a decline in our assets under management, revenues and earnings.

Substantially all of our revenues are determined by the amount of our assets under management. Under our investment advisory contracts with our clients, the investment advisory fees we receive are typically based on the market value of assets under management. In addition, we receive asset-based distribution and/or service fees with respect to the open-end funds managed by Gabelli Funds, LLC or Gabelli Advisers, Inc. over time pursuant to distribution plans adopted under provisions of Rule 12b-1 under the Investment Company Act. Rule 12b-1 fees typically are based on the market value of assets under management and represented approximately 7.7% of our revenues for the year ended December 31, 2005 and 8.2% and 7.4% of our revenues for the years ended December 31, 2003 and 2004, respectively. Accordingly, a decline in the prices of securities generally may cause our revenues and net income to decline by either causing the value of our assets under management to decrease, which would result in lower investment advisory and Rule 12b-1 fees, or causing our clients to withdraw funds in favor of investments they perceive to offer greater opportunity or lower risk, which would also result in lower fees. The securities markets are highly volatile, and securities prices may increase or decrease for many reasons, including economic and political events and acts of terrorism beyond our control. If a decline in securities prices caused our revenues to decline, it could have a material adverse effect on our earnings.

Catastrophic and unpredictable events could have a material adverse effect on our business.

A terrorist attack, war, power failure, cyber-attack, natural disaster or other catastrophic or unpredictable event could adversely affect our future revenues, expenses and earnings by: interrupting our normal business operations; sustaining employee casualties, including loss of our key executives; requiring substantial expenditures and expenses to repair, replace and restore normal business operations; and reducing investor confidence.

We have a disaster recovery plan to address certain contingencies but we cannot be assured that this plan will be sufficient in responding or ameliorating the effects of all disaster scenarios. If our employees or vendors we rely upon for support in a catastrophic event are unable to respond adequately or in a timely manner, we may lose clients resulting in a decrease in assets under management with a material adverse effect on revenues and net income.

Risks Related to Our Business

Control by Mr. Gabelli of a majority of the combined voting power of our common stock may give rise to conflicts of interests.

Since our initial public offering in 1999, Mr. Gabelli, through his majority ownership of GGCP has beneficially owned all of our outstanding class B common stock, representing approximately over 95% of the combined voting power of all classes of our voting stock. As long as Mr. Gabelli indirectly beneficially owns a majority of the combined voting power of our common stock, he will have the ability to elect all of the members of our Board of Directors and thereby control our management and affairs, including determinations with respect to acquisitions, dispositions, borrowings, issuances of common stock or other securities, and the declaration and payment of dividends on the common stock. In addition, Mr. Gabelli will be able to determine the outcome of matters submitted to a vote of our shareholders for approval and will be able to cause or prevent a change in control of our company. As a result of Mr. Gabelli's control, none of our agreements with Mr. Gabelli and other companies controlled by him have been arrived at through "arm's-length" negotiations, although we believe that the parties endeavor to implement market-based terms. There can be no assurance that we would not have received more favorable terms from an unaffiliated party.

In order to minimize conflicts and potential competition with our investment management business, in 1999 and as part of our initial public offering, Mr. Gabelli entered into a written agreement to limit his activities outside of GBL. Mr. Gabelli has undertaken that so long as he is associated with GBL or for a period of five years from our initial public offering, whichever is longer, he will not provide investment management services for compensation other than in his capacity as an officer or employee of GBL except for (a) those investment funds and accounts managed by Mr. Gabelli outside the company under performance fee arrangements, but only to the extent that any such investment fund or account consists solely of one or more of the persons who were investors as of the date of the consummation of the initial public offering or such additional investors to the extent that all revenues attributable to such additional investors are paid to GBL, and (b) successor funds and accounts which serve no investors other than those in the funds and accounts referred to in (a) or those investors' successors, heirs, donees or immediate families, which funds and accounts operate according to an investment style similar to such other accounts or funds, which style we did not use at the time of our initial public offering, and which are subject to performance fee arrangements. To the extent that such activities are not prohibited under this agreement, Mr. Gabelli intends to continue devoting time to activities outside GBL, including managing his own assets and his family's assets, managing or controlling companies in other industries and managing assets for other investors through the permissible accounts, which are the funds and accounts managed outside GBL that are permitted under the agreement between us and Mr. Gabelli (these assets were approximately $71.3 million in February 1999 and approximately $98.3 million as the end of 2005). These activities may present conflicts of interest or compete with the company. Our Certificate of Incorporation expressly provides in general that Mr. Gabelli, members of his immediate family who are officers or directors of GBL and entities controlled by such persons have an obligation to present corporate opportunities to us and resolve conflicts of interest through one of the processes described in the Certificate of Incorporation, which include independent director or independent shareholder approval.

We will not derive any income from activities outside GBL by Mr. Gabelli (except as described above) or members of his immediate family who are officers or directors of the company and may not be able to take advantage of business and investment opportunities that could later prove to be beneficial to us and our shareholders, either because such opportunities were not company opportunities at the time they arose or because we did not pursue them. Where a conflict of interest involves a transaction between Mr. Gabelli or members of his immediate family who are officers or directors of GBL or their affiliates and the company, there can be no assurance that we would not receive more favorable terms if it were dealing with an unaffiliated party, although we will seek to achieve market-based terms in all such transactions.

We depend on Mario J. Gabelli and other key personnel.

We are dependent on the efforts of Mr. Gabelli, our Chairman of the Board, Chief Executive Officer and the primary portfolio manager for a significant majority of our assets under management. The loss of Mr. Gabelli's services would have a material adverse effect on us.

In addition to Mr. Gabelli, our future success depends to a substantial degree on our ability to retain and attract other qualified personnel to conduct our investment management business. The market for qualified portfolio managers is extremely competitive and has grown more so in recent periods as the investment management industry has experienced growth. We anticipate that it will be necessary for us to add portfolio managers and investment analysts as we further diversify our investment products and strategies. There can be no assurance, however, that we will be successful in our efforts to recruit and retain the required personnel. In addition, our investment professionals and senior marketing personnel have direct contact with our Separate Account clients, which can lead to strong client relationships. The loss of these personnel could jeopardize our relationships with certain Separate Account clients, and result in the loss of such accounts. The loss of key management professionals or the inability to recruit and retain sufficient portfolio managers and marketing personnel could have a material adverse effect on our business.

Potential adverse effects on our performance prospects from a decline in the performance of the securities markets.

Our results of operations are affected by many economic factors, including the performance of the securities markets. During the 1990s, unusually favorable and sustained performance of the U.S. securities markets, and the U.S. equity market, in particular, attracted substantial inflows of new investments in these markets and has contributed to significant market appreciation which has, in turn, led to an increase in our assets under management and revenues. At December 31, 2005, approximately 97% of our assets under management were invested in portfolios consisting primarily of equity securities. More recently, the securities markets in general have experienced significant volatility, with declines in value experienced during the years 2001 and 2002. Any decline in the securities markets, in general, and the equity markets, in particular, could reduce our assets under management and consequently reduce our revenues. In addition, any such decline in the equity markets, failure of these markets to sustain their prior levels of growth, or continued short-term volatility in these markets could result in investors withdrawing from the equity markets or decreasing their rate of investment, either of which would be likely to adversely affect us. From time to time, a relatively high proportion of the assets we manage may be concentrated in particular industry sectors. A general decline in the performance of securities in those industry sectors could have an adverse effect on our assets under management and revenues.

Possibility of losses associated with proprietary investment activities.

We may from time to time make or maintain large proprietary investment positions in securities. Market fluctuations and other factors may result in substantial losses in our proprietary accounts which could reduce our ability or willingness to make new investments or impair our credit ratings.

Future investment performance could reduce revenues and other income.

Success in the investment management and mutual fund businesses is dependent on investment performance as well as distribution and client servicing. Good performance generally stimulates sales of our investment products and tends to keep withdrawals and redemptions low, which generates higher management fees (which are based on the amount of assets under management). Conversely, relatively poor performance tends to result in decreased sales, increased withdrawals and redemptions in the case of the open-end Mutual Funds, and in the loss of Separate Accounts, with corresponding decreases in revenues to us. Many analysts of the mutual fund industry believe that investment performance is the most important factor for the growth of no-load Mutual Funds, such as those we offer. Failure of our investment products to perform well could, therefore, have a material adverse effect on us.

Loss of significant Separate Accounts could affect our revenues.

We had approximately 1,800 Separate Accounts as of December 31, 2005, of which the ten largest accounts generated approximately 23% of our total revenues during the year ended December 31, 2005. Loss of these accounts for any reason would have an adverse effect on our revenues. Notwithstanding performance, we have from time to time lost large Separate Accounts as a result of corporate mergers and restructurings, and we could continue to lose accounts under these or other circumstances.

Our sources of revenue are subject to termination on short notice.

A substantial majority of all of our revenues are derived from investment management agreements and distribution arrangements. Investment management agreements and distribution arrangements with the Mutual Funds are terminable without penalty on 60 days' notice (subject to certain additional procedural requirements in the case of termination by a Mutual Fund) and must be specifically approved at least annually, as required by law. Such annual renewal requires, among other things, approval by the disinterested members of each Mutual Fund's board of directors or trustees. Investment advisory agreements with the Separate Accounts are typically terminable by the client without penalty on 30 days' notice or less. Any failure to renew or termination of a significant number of these agreements or arrangements would have a material adverse effect on us.

We rely on third-party distribution programs.

We have since 1996 experienced significant growth in sales of our open-end Mutual Funds through Third-Party Distribution Programs, which are programs sponsored by third-party intermediaries that offer their mutual fund customers a variety of competing products and administrative services. Most of the sales growth from our Third-Party Distribution Programs is from programs with no transaction fees payable by the customer, which we refer to as NTF Programs. Approximately $1.5 billion of our assets under management in the open-end Mutual Funds as of December 31, 2005 were obtained through NTF Programs. The cost of participating in Third-Party Distribution Programs is higher than our direct distribution costs, and it is anticipated that the cost of Third-Party Distribution Programs will increase in the future. Any increase would be likely to have an adverse effect on our profit margins and results of operations. In addition, there can be no assurance that the Third-Party Distribution Programs will continue to distribute the Mutual Funds. At December 31, 2005, approximately 93.0% of the NTF Program net assets in the Gabelli and Westwood families of funds are attributable to two NTF Programs. The decision by these Third-Party Distribution Programs to discontinue distribution of the Mutual Funds, or a decision by us to withdraw one or more of the Mutual Funds from the programs, could have an adverse effect on our growth of assets under management.

Possibility of losses associated with underwriting, trading and market-making activities.

Our underwriting, trading and market-making activities are primarily conducted through our subsidiary, Gabelli & Company, Inc., both as principal and agent. Such activities subject our capital to significant risks of loss. The risks of loss include those resulting from ownership of securities, extension of credit, leverage, liquidity, counterparty failure to meet commitments, client fraud, employee errors, misconduct and fraud (including unauthorized transactions by traders), failures in connection with the processing of securities transactions and litigation. We have procedures and internal controls to address such risks but there can be no assurance that these procedures and controls will prevent losses from occurring.

We may have liability as a general partner or otherwise with respect to our alternative investment products.

Certain of our subsidiaries act as general partner for investment partnerships, including arbitrage, event-driven long/short, sector focused and merchant banking limited partnerships. As a general partner of these partnerships, we may be held liable for the partnerships' liabilities in excess of their ability to pay such liabilities. In addition, in certain circumstances, we may be liable as a control person for the acts of our investment partnerships. As of December 31, 2005, our assets under management included approximately $634 million in investment partnerships. A substantial adverse judgment or other liability with respect to our investment partnerships could have a material adverse effect on us.

Operational risks may disrupt our businesses, result in regulatory action against us or limit our growth.

We face operational risk arising from errors made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. Our business is highly dependent on our ability to process, on a daily basis, transactions across markets in an efficient and accurate manner. Consequently, we rely heavily on our financial, accounting and other data processing systems. If any of these systems do not operate properly or are disabled, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

Dependence on information systems.

We operate in an industry that is highly dependent on its information systems and technology. We outsource a significant portion of our information systems operations to third parties who are responsible for providing the management, maintenance and updating of such systems. There can be no assurance, however, that our information systems and technology will continue to be able to accommodate our growth, or that the cost of maintaining such outsourcing arrangements will not increase from its current level. Such a failure to accommodate growth, or an increase in costs related to these information systems, could have a material adverse effect on us.

We may not be able to refinance or have the funds necessary to repurchase our existing indebtedness.

On August 10, 2001, we and certain of our affiliates entered into a note purchase agreement with Cascade Investment, L.L.C., pursuant to which Cascade purchased $100 million in principal amount of a convertible promissory note. Pursuant to the terms of the note, Cascade may require us, or upon a change in control or Mr. Gabelli ceasing to provide our predominant executive leadership, to repurchase the note (i.e., put option) at par plus accrued and unpaid interest on the note. In March 2005, we announced an agreement with Cascade to amend the terms of the note. The new terms extend the exercise date of Cascade's put option to September 15, 2006, reduce the principal of the convertible note to $50 million, effective April 1, 2005, and remove limitations on the issuance of additional debt. If Cascade exercises its right under the note to require us to repurchase the note, we may not be able to obtain new financing on similar terms to the note and may not have sufficient funds, or we may not be able to arrange financing on acceptable terms, to pay the repurchase price for the note. If we could not obtain sufficient cash to repurchase the note, we would be in default on our obligation under the note purchase agreement.

Our 5.22% senior notes, consisting of approximately $82.3 million of principal, are due on February 17, 2007. We may not be able to obtain new financing on similar terms to the note and may not have sufficient funds, or we may not be able to arrange financing on acceptable terms, to pay the repurchase price for the note.

Our credit ratings affect our borrowing costs.

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. A reduction in our credit ratings could increase our borrowing costs and limit our access to the capital markets.

We face exposure to litigation within our business.

The volume of litigation against financial services firms and the amount of damages claimed has increased over the past several years. The types of claims that we may face are varied. For example, we may face claims against us for purchasing securities that are inconsistent with a client's investment objectives or guidelines, in connection with the operation of the Mutual Funds or arising from an employment dispute. The risk of litigation is difficult to assess or quantify, and may occur years after the activities or events at issue. Even if we prevail in a legal action brought against us, the costs alone of defending against the action could have a material adverse effect on us.

Compliance failures and changes in regulation could adversely affect us.

Our investment management activities are subject to client guidelines and our Mutual Fund business involves compliance with numerous investment, asset valuation, distribution and tax requirements. A failure to adhere to these guidelines or satisfy these requirements could result in losses which could be recovered by the client from us in certain circumstances. Although we have installed procedures and utilize the services of experienced administrators, accountants and lawyers to assist us in adhering to these guidelines and satisfying these requirements, and maintain insurance to protect ourselves in the case of client losses, there can be no assurance that such precautions or insurance will protect us from potential liabilities.

Our businesses are subject to extensive regulation in the United States, including by the SEC and the NASD. We are also subject to the laws of non-U.S. jurisdictions and non-U.S. regulatory agencies or bodies. Our failure to comply with applicable laws or regulations could result in fines, suspensions of personnel or other sanctions, including revocation of our registration or any of our subsidiaries as an investment adviser or broker-dealer. Changes in laws or regulations or in governmental policies could have a material adverse effect on us.

Our reputation is critical to our success.

Our reputation is critical to maintaining and developing relationships with our clients, Mutual Fund shareholders and third-party intermediaries. In recent years, there have been a number of well publicized cases involving fraud, conflicts of interest or other misconduct by individuals in the financial services industry. Misconduct by our staff, or even unsubstantiated allegations, could result not only in direct financial harm but also harm to our reputation, causing injury to the value of our brands and our ability to retain or attract assets under management. In addition, in certain circumstances, misconduct on the part of our clients or other parties could damage our reputation. Harm to our reputation could have a material adverse effect on us.

We face strong competition from numerous and sometimes larger companies.

We compete with numerous investment management companies, stock brokerage and investment banking firms, insurance companies, banks, savings and loan associations and other financial institutions. Continuing consolidation in the financial services industry has created stronger competitors with greater financial resources and broader distribution channels than our own. Additionally, competing securities dealers whom we rely upon to distribute our mutual funds also sell their own proprietary funds and investment products, which could limit the distribution of our investment products. To the extent that existing or potential customers, including securities dealers, decide to invest in or distribute the products of our competitors, the sales of our products as well as our market share, revenues and net income could decline.

Fee pressures could reduce our profit margins.

There has been a trend toward lower fees in some segments of the investment management industry. In order for us to maintain our fee structure in a competitive environment, we must be able to provide clients with investment returns and service that will encourage them to be willing to pay such fees. Accordingly, there can be no assurance that we will be able to maintain our current fee structure. Fee reductions on existing or future new business could have an adverse impact on our profit margins and results of operations.

Risks Related to the Company

The disparity in the voting rights among the classes of shares may have a potential adverse effect on the price of our class A common stock.

The holders of class A common stock and class B common stock have identical rights except that (i) holders of class A common stock are entitled to one vote per share, while holders of class B common stock are entitled to ten votes per share on all matters to be voted on by shareholders in general, and (ii) holders of class A common stock are not eligible to vote on matters relating exclusively to class B common stock and vice versa. The differential in voting rights and the ability of our company to issue additional class B common stock could adversely affect the value of the class A common stock to the extent the investors, or any potential future purchaser of our company, view the superior voting rights of the class B common stock to have value.

Future sales of our class A common stock in the public market or sales or distributions of our class B commons stock could lower our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute our stockholders ownership in us.

We may sell additional shares of class A common stock in subsequent public offerings. We also may issue additional shares of class A common stock or convertible debt securities. As of December 31, 2005, we had 6,414,517 outstanding shares of class A common stock.

No prediction can be made as to the effect, if any, that future sales or distributions of class B common stock owned by GGCP will have on the market price of the class A common stock prevailing from time to time. Sales or distributions of substantial amounts of class A or class B common stock , or the perception that such sales or distributions could occur, could adversely affect the prevailing market price for the class A common stock.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

ITEM 2: PROPERTIES

At December 31, 2005, we leased our principal offices which consisted of a single 60,000 square foot building located at 401 Theodore Fremd Avenue, Rye, New York. This building was leased in December 1997 (prior to our 1999 IPO) from an entity controlled by members of Mr. Gabelli's immediate family, and approximately 9,000 square feet are currently subleased to other tenants. We receive rental payments under the sublease agreements, which totaled approximately $281,000 in 2005 and were used to offset operating expenses incurred for the property. The lease provides that all operating expenses related to the property, which are estimated at $720,000 annually, are to be paid by us.

We have also entered into leases for office space in both the U.S. and overseas principally for portfolio management, research, sales and marketing personnel. These offices are generally less than 4,000 square feet and leased for periods of five years or less.

ITEM 3: LEGAL PROCEEDINGS

From time to time, we are a defendant in various lawsuits incidental to our business. We do not believe that the outcome of any current litigation will have a material effect on our financial condition.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our security holders during the fourth quarter of 2005.

PART II

ITEM 5: MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our shares of class A common stock have been traded on the New York Stock Exchange ("NYSE") under the symbol GBL since our initial public offering on February 11, 1999. Prior to that, there was no public market for our common stock.

As of March 1, 2006, there were 66 class A common stockholders of record and 3 class B common stockholders of record (GGCP, Inc., formerly Gabelli Group Capital Partners, Inc., and two of its wholly-owned subsidiaries). These figures do not include stockholders with shares held under beneficial ownership in nominee name, which are estimated to be approximately 2,700.

The following table sets forth the high and low prices of our class A common stock for each quarter of 2005 and 2004 as reported by the NYSE.

Quarter Ended	High	Low
March 31, 2005	$ 49.20	$ 43.60
June 30, 2005	$ 46.03	$ 38.60
September 30, 2005	$ 48.55	$ 41.88
December 31, 2005	$ 47.88	$ 42.23
March 31, 2004	$ 45.00	$ 38.49
June 30, 2004	$ 42.97	$ 38.30
September 30, 2004	$ 43.60	$ 37.22
December 31, 2004	$ 50.50	$ 42.55

We paid our first dividend, a $.02 per share dividend, on December 15, 2003 to our class A shareholders of record December 1, 2003. Our class B shareholders elected to waive receipt of this dividend.

In 2004, we paid $1.16 per share in dividends to our common shareholders. This included three quarterly dividends of $0.02 per share on June 30, 2004, September 30, 2004 and December 28, 2004 to all shareholders of record on June 15, 2004, September 15, 2004 and December 14, 2004, respectively. We also paid two special dividends, a $0.10 per share dividend on June 30, 2004 to all shareholders of record on June 15, 2004 and a $1.00 per share dividend on November 30, 2004 to class A shareholders of record on November 15, 2004 and on December 23, 2004 to our class B shareholders of record on that date.

We paid $0.69 per share in dividends to our common shareholders in 2005. This included three quarterly dividends of $0.02 per share on March 28, 2005, June 28, 2005, September 28, 2005 to all shareholders of record on March 14, 2005, June 15, 2005 and September 15, 2005, respectively and a quarterly dividend of $0.03 per share on December 28, 2005 to all shareholders of record on December 15, 2005. We also paid a special dividend of $0.60 per share on January 18, 2005 to all shareholders of record on January 3, 2005.

The information set forth under the caption "Equity Compensation Plan Information" in the Proxy Statement is incorporated herein by reference.

ITEM 5(C): PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to the shares of our class A common stock we repurchased during the three months ended December 31, 2005:

Period	(a) Total Number of Shares Repurchased	(b) Average Price Paid Per Share, net of Commissions	(c) Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares (or Approximate Dollar Value) That May Yet Be Purchased Under the Plans or Programs
10/01/05 – 10/31/05	247,300	$ 44.61	247,300	662,293
11/01/05 – 11/30/05	29,700	$ 44.56	29,700	1,132,593
12/01/05 – 12/31/05	48,900	$ 45.27	48,900	1,083,693
Totals	325,900		325,900	

In November 2005, we announced an increase in the number of shares of GBL to be repurchased of 500,000 shares. Our stock repurchase program is not subject to an expiration date.

ITEM 6: SELECTED FINANCIAL DATA

General

The selected historical financial data presented below has been derived in part from, and should be read in conjunction with Management's Discussion and Analysis included in Item 7 and the audited Consolidated Financial Statements of GAMCO Investors, Inc. and subsidiaries and related notes included in Item 8 of this report.

	Year Ended December 31, (In thousands, except per share data)				
	2001	2002	2003	2004	2005
Income Statement Data					
Revenues:					
Investment advisory and incentive fees	$186,124	$177,077	$176,943	$219,939	$219,495
Commission revenue	15,939	13,883	12,863	15,573	12,195
Distribution fees and other income	22,351	18,999	17,631	19,651	20,673
Total revenues	224,414	209,959	207,437	255,163	252,363
Expenses:					
Compensation costs	85,198	79,826	88,339	103,276	106,238
Management fee	11,325	9,533	9,002	11,017	11,356
Distribution costs	16,189	16,164	16,510	20,347	21,512
Other operating expenses	18,254	14,774	18,872	21,455	26,665
Total expenses	130,966	120,297	132,723	156,095	165,771
Operating income	93,448	89,662	74,714	99,068	86,592
Other income (expense), net:					
Net gain from investments	5,187	1,353	15,610	5,627	10,912
Interest and dividend income	9,461	6,757	5,530	10,481	18,483
Interest expense	(6,174)	(11,977)	(14,838)	(16,027)	(13,782)
Total other income (expense), net	8,474	(3,867)	6,302	81	15,613
Income before income taxes and minority interest	101,922	85,795	81,016	99,149	102,205
Income taxes	39,342	32,259	30,339	36,097	38,327
Minority interest	1,482	224	833	493	487
Net income	$ 61,098	$ 53,312	$ 49,844	$ 62,559	$ 63,391
Net income per share:					
Basic	$ 2.06	$ 1.77	$ 1.66	$ 2.11	$ 2.13
Diluted	$ 2.03	$ 1.76	$ 1.65	$ 2.06	$ 2.09
Weighted average shares outstanding:					
Basic	29,666	30,092	30,018	29,673	29,805
Diluted	30,783	30,302	32,081	31,804	31,155
Actual shares outstanding at December 31st	29,828	29,881	30,050	28,837	29,544
Dividends declared	$ -	$ -	$ 0.02	$ 1.76	$ 0.09

	December 31,				
	2001	2002	2003	2004	2005
	(In thousands, except assets under management)				
Balance Sheet Data					
Total assets	$486,394	$582,731	$736,511	$698,972	$721,094
Total liabilities and minority interest	211,097	260,938	358,200	364,094	296,965
Total stockholders' equity	$275,297	$321,793	$378,311	$334,878	$424,129

Assets Under Management (unaudited)					
(at year end, in millions):					
Separate Accounts	$ 12,233	$ 10,603	$ 13,535	$ 13,975	$ 12,466
Mutual Funds	11,955	10,068	13,332	13,870	13,698
Investment Partnerships	573	578	692	814	634
Total	$ 24,761	$ 21,249	$ 27,559	$ 28,659	$ 26,798

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and the notes thereto included in Item 8 to this report.

Introduction

Our principal business is providing investment advisory services to mutual funds, institutional and high net worth investors, and investment partnerships, principally in the United States. Through Gabelli & Company, Inc., we provide institutional research services to institutional clients and investment partnerships. We generally manage assets on a discretionary basis and invest in a variety of U.S. and international securities through various investment styles.

Our revenues are highly correlated to the level of assets under management, which are directly influenced by the value of the overall equity markets. Assets under management can also increase through acquisitions and by the addition of new accounts. Since various equity products have different fees, changes in our business mix may also affect revenues. At times, the performance of our equity products may differ markedly from popular market indices, and this can also impact our revenues. It is our belief that general stock market trends will have the greatest impact on our level of assets under management and hence, revenues. This becomes increasingly likely as the base of assets grows.

In 2005, U.S. large company stocks, as measured by the S&P 500 produced a total return of 4.91%. This marked the third straight year of positive returns for large company stocks after a three year stretch of negative returns (2000-2002). The 2005 return was well below the average total return of 10.36% for the 79-year period ended December 31, 2005, according to Ibbotson Associates. Management believes the market will continue to exhibit volatility in line with historical experience. Over the next 10 years, our model for the U.S. stock market envisions average annual returns of 7% to 9% from a combination of nominal gross world product growth, stable profit margins and rising dividend payout ratios, with an offsetting drag on P/E multiples from rising interest rates. We expect that an increase in tax rates or inflation rates would reduce stock market returns. Similarly, increased regulation of the mutual fund industry, combined with growing fee pressures and our willingness to participate in certain NTF programs, may impair our profit margins. For example, changes in laws, regulations, and administrative practices by regulatory authorities, and the associated compliance costs, have increased our cost structure and could in the future have a material impact.

Overview

Income Statement

Investment advisory and incentive fees, which are based on the amount and composition of assets under management in our Mutual Funds, Separate Accounts and Investment Partnerships, represent our largest source of revenues. In addition to the general level and trends of the stock market, growth in revenues depends on good investment performance, which influences the value of existing assets under management as well as contributing to higher investment and lower redemption rates and facilitating the ability to attract additional investors while maintaining current fee levels. Growth in assets under management is also dependent on being able to access various distribution channels, which is usually based on several factors, including performance and service. Historically, we have depended primarily on direct distribution of our products and services, but since 1995 have participated in Third-Party Distribution Programs, including NTF Programs. A majority of our cash inflows to mutual fund products have come through these channels since 1998. Attempts by some NTF Program sponsors to increase their service or distribution fees may result in several of our Mutual Funds being withdrawn from such programs. The effects of this on our future financial results cannot be determined at this time, but could be material. In recent years, we have been engaged to act as a sub-advisor for other much larger financial services companies with much larger sales distribution organizations. A substantial portion of the cash flows into our Separate Accounts has come through this channel. These sub-advisory clients are subject to business combinations that may result in the termination of the relationship. The loss of a sub-advisory relationship could have a significant impact on our financial results in the future.

Advisory fees from the open-end mutual funds, closed-end funds and sub-advisory accounts are computed daily or weekly based on average net assets. Advisory fees from the Separate Accounts are generally computed quarterly based on account values as of the end of the preceding quarter and accrued monthly. Management fees from Investment Partnership fees are computed either monthly or quarterly and accrued monthly. These revenues vary depending upon the level of sales compared with redemptions, financial market conditions and the fee structure for assets under management. Revenues derived from the equity-oriented portfolios generally have higher management fee rates than fixed income portfolios.

Revenues from Investment Partnerships also generally include an incentive allocation or fee of 20% of the economic profit, as defined. The incentive allocation is generally based on the absolute gain in a portfolio and is recognized as earned with the related compensation expense accrued. The incentive allocation and fees and related compensation expense may increase or decrease during the year depending upon the performance of the underlying investment partnerships. We also receive fulcrum fees from certain institutional separate accounts, which are based upon meeting or exceeding specific benchmark index or indices. These fees are recognized at the end of the stipulated contract period for the respective account. Management fees on closed-end preferred shares are received at year-end if the total return to common shareholders of the closed-end fund for the calendar year exceeds the dividend rate of the preferred shares. These fees are recognized as earned during the year. A total of $1.1 billion of assets in closed-end funds are subject to such arrangements.

Commission revenues consist of brokerage commissions derived from securities transactions executed on an agency basis on behalf of mutual funds, institutional and high net worth clients as well as investment banking revenue, which consists of underwriting profits, selling concessions and management fees associated with underwriting activities. Commission revenues vary directly with account trading activity and new account generation. Investment banking revenues are directly impacted by the overall market conditions, which affect the number of public offerings which may take place.

Distribution fees and other income primarily include distribution fee revenue in accordance with Rule 12b-1 ("12b-1") of the Investment Company Act of 1940, as amended (the "Investment Company Act"), along with sales charges and underwriting fees associated with the sale of the Mutual Funds plus other revenues. Distribution fees fluctuate based on the level of assets under management and the amount and type of Mutual Funds sold directly by Gabelli & Company and through various distribution channels.

Compensation costs include variable and fixed compensation and related expenses paid to officers, portfolio managers, sales, trading, research and all other professional staff. Other operating expenses include marketing, product distribution and promotion costs, clearing charges and fees for Gabelli & Company's brokerage operation, and other general and administrative operating costs.

Other Income and Expenses include net gain from investments (which includes both realized and unrealized gains), interest and dividend income, and interest expense. Net gains from investments are derived from our proprietary investment portfolio consisting of various public and private investments.

Minority interest represents the share of net income attributable to the minority stockholders, as reported on a separate company basis, of our consolidated majority-owned subsidiaries.

Balance Sheet

We ended 2005 with $672.4 million in cash and investments in securities. Our debt of $232.3 million consists of $100 million of 5.5% senior notes due May 2013, a $50 million 5% convertible note due August 2011 (putable to us in September 2006), and $82.3 million of 5.22% senior notes due February 2007 issued in connection with our mandatory convertible securities.

Stockholders' equity was $424.1 million or $14.36 per share on December 31, 2005 compared with $334.9 million or $11.61 per share on December 31, 2004. The increase in stockholder's equity from the end of 2004 is principally related to the issuance of 1,517,483 shares of Class A common stock at $46.50 per share in connection with the settlement of the purchase contracts issued pursuant to our mandatory convertible securities in February 2005.

In June 2005, we filed a "shelf" registration statement on Form S-3. The shelf is currently being reviewed by the staff of the Securities and Exchange Commission. If and when declared effective, the shelf process will provide us with opportunistic flexibility to sell any combination of senior and subordinate debt securities, convertible debt securities and equity securities (including common and preferred securities) up to a total amount of $400 million. This authorization is in addition to the remaining $120 million available under our "shelf" registration filed in 2001.

Our liquid balance sheet coupled with an investment grade credit rating provides access to financial markets and the flexibility to opportunistically add to our business, repurchase our stock and consider other strategic initiatives. Our challenge remains converting our liquidity to growing operating income.

Our primary goal is to use our liquid resources to opportunistically and strategically convert our interest income to operating income. While this goal is our priority, if opportunities are not present with what we consider a margin of safety, we will consider other ways to return capital to our shareholders including stock repurchase and dividends.

Asset Highlights

We reported assets under management as follows (dollars in millions):

	2001	2002	2003	2004	2005	% Inc(Dec) 2005/2004	% CAGR(a)
Mutual Funds							
Open-End	$ 8,334	$ 6,482	$ 8,088	$ 8,029	$ 7,888	(1.8%)	(2.5%)
Closed-End	1,831	1,609	3,530	4,342	5,075	16.9	24.3
Fixed Income	1,790	1,977	1,714	1,499	735	(51.0)	(12.5)
Total Mutual Funds	11,955	10,068	13,332	13,870	13,698	(1.2)	2.5
Institutional & Separate Accounts							
Equities	11,513	9,990	13,031	13,587	12,382	(8.9)	4.1
Fixed Income	720	613	504	388	84	(78.4)	(37.2)
Total Institutional & SeparateAccounts	12,233	10,603	13,535	13,975	12,466	(10.8)	2.5
Investment Partnerships	573	578	692	814	634	(22.1)	7.7
Total Assets Under Management	$ 24,761	$ 21,249	$ 27,559	$ 28,659	$26,798	(6.5)	2.6

(a) the % CAGR is computed for the five year period January 1, 2001 through December 31, 2005

Net outflows in 2005 totaled $2.3 billion compared to a net outflow of $1.7 billion in 2004 and a net inflow of $1.1 billion in 2003.

Total net outflows from equities products were approximately $1.2 billion in 2005. Total net outflows from fixed income products were $1.1 billion in 2005.

For the three years ended December 31, 2003, 2004 and 2005 our net cash inflows and outflows by product line were as follows (in millions):

	2003	2004	2005
Mutual Funds			
Equities	$ 1,364	$ (261)	$ 167
Fixed Income	(276)	(228)	(788)
Total Mutual Funds	1,088	(489)	(621)
Institutional & HNW Separate Accounts			
Equities	52	(1,178)	(1,155)
Fixed Income	(115)	(125)	(310)
Total Institutional & HNW Separate Accounts	(63)	(1,303)	(1,465)
Investment Partnerships			
Equities	54	92	(208)
Fixed Income	-	-	-
Total Investment Partnerships	54	92	(208)
Total Equities	1,470	(1,347)	(1,196)
Total Fixed Income	(391)	(353)	(1,098)
Total Net Cash In (Out) Flows	$ 1,079	$ (1,700)	$ (2,294)

For the three years ended December 31, 2003, 2004 and 2005 our net appreciation and depreciation by product line were as follows (in millions):

	2003	2004	2005
Mutual Funds			
Equities	$ 2,163	$ 1,015	$ 425
Fixed Income	13	12	25
Total Mutual Funds	2,176	1,027	450
Institutional & HNW Separate Accounts			
Equities	2,989	1,734	(51)
Fixed Income	6	9	6
Total Institutional & HNW Separate Accounts	2,995	1,743	(45)
Investment Partnerships			
Equities	60	30	28
Fixed Income	-	-	-
Total Investment Partnerships	60	30	28
Total Equities	5,212	2,779	402
Total Fixed Income	19	21	31
Total Net Appreciation	$ 5,231	$ 2,800	$ 433

Operating Results for the Year Ended December 31, 2005 as Compared to the Year Ended December 31, 2004

Revenues

Total revenues were $252.4 million in 2005, $2.8 million or 1.1% lower than the total revenues of $255.2 million in 2004. The decrease in total revenues by revenue component was as follows (in millions):

			Increase (decrease)	
	2004	2005	$	%
Investment advisory and incentive fees	$219.9	$219.5	($ 0.4)	(0.2%)
Commissions	15.6	12.2	(3.4)	(21.7)
Distribution Fees and other income	19.7	20.7	1.0	5.2
Total revenues	$255.2	$252.4	($2.8)	(1.1)

Investment Advisory and Incentive Fees: Investment advisory and incentive fees, which comprised 87.0% of total revenues in 2005, are directly influenced by the level and mix of assets under management ("AUM"). AUM ended the year at $26.8 billion, a 6.5% decrease from prior year-end AUM of $28.7 billion. Our equity AUM were $26.0 billion on December 31, 2005 versus $26.8 billion on December 31, 2004. An increase in closed-end fund assets principally related to the initial public offering of The Gabelli Global Gold, Natural Resources & Income Trust (AMEX: GGN) (which generated gross proceeds of approximately $352 million), a rights offering for The Gabelli Equity Trust Inc. (NYSE: GAB) ($144 million), and a preferred stock offering for The Gabelli Dividend and Income Trust (NYSE: GDV) ($197 million) were more than offset by decreases in AUM in our separate accounts business ($1.2 billion), open-end mutual funds ($544 million) and investment partnerships ($208 million). Our fixed income assets declined to $735 million at year-end 2005 from $1.5 billion at the end of 2004, principally related to the withdrawal of assets from The Treasurer's Fund, which was closed during the fourth quarter 2005.

Mutual fund revenues increased $3.9 million or 3.3%, as higher revenues from closed-end funds were offset slightly by lower revenues from open-end equity mutual funds and fixed income mutual funds. Revenue from open-end equity funds decreased $0.4 million or 0.4% from the prior year as average assets under management in 2005 and 2004 were essentially flat at $7.8 billion. The closing of The Treasurer's Fund in the fourth quarter of 2005 contributed to lower revenues from fixed income mutual funds of $1.5 million or 74.6% from the 2004 period. Closed-end fund revenues increased $5.8 million or 15.4% from the prior year.

Revenue from Separate Accounts decreased $5.1 million or 5.9% principally due to lower average asset levels and a decrease in fulcrum fees earned on certain accounts. Assets in our equity Separate Accounts fell $1.2 billion or 8.9% for the year.

Total advisory fees from Investment Partnerships increased to $13.9 million in 2005 from $13.0 million in 2004. Incentive allocations and fees from investment partnerships, which generally represent 20% of the economic profit, increased to $6.2 million in 2005 compared to $4.3 million in 2004, slightly offset by a decrease in management fees of 11.6% to $7.7 million in 2005 from $8.7 million in 2004.

Commissions: Commission revenues in 2005 were $12.2 million, $3.4 million or 21.7% lower than commission revenues of $15.6 million in 2004. The decrease in revenues was due to a decrease in agency trading activity for accounts managed by affiliated companies offset slightly by higher revenues from institutional customers. Commission revenues derived from transactions on behalf of our Mutual Funds and Separate Account clients totaled $9.7 million, or approximately 80% of total commission revenues in 2005.

Distribution Fees and Other Income: Distribution fees and other income increased 5.2% or $1.0 million to $20.7 million in 2005 from $19.7 million in 2004. The year-to-year increase was principally the result of higher average assets under management in class C shares which have 12b-1 fees of 1%, in the 2005 period as compared to the prior year's period.

Expenses

Total expenses were $165.8 million in 2005, an increase of $9.7 million or 6.2% from total expenses of $156.1 million in 2004. Operating margin decreased to 34.3% in 2005 from 38.8% in 2004 as operating income decreased $12.5 million year over year.

Compensation: Compensation costs, which are largely variable in nature, increased approximately $2.9 million, or 2.9%, to $106.2 million in 2005 from $103.3 million in 2004. Our variable compensation costs increased $1.4 million to $77.4 million in 2005 from $76.0 million in 2004 and increased, as a percent of revenues, to 30.7% in 2005 compared to 29.8% in 2004. The increase in total variable compensation costs is principally due to higher revenues from Mutual Funds and Investment Partnerships (an increase of $2.2 million) partially offset by lower variable compensation costs related to Commissions (a decrease of $1.3 million). The increase, as a percent of revenues, is traceable to a shift in revenue mix from Separate Accounts to Investment Partnerships and Mutual Funds. Fixed compensation costs rose approximately $1.5 million to $28.8 million in 2005 from $27.3 million in 2004 principally due to increases in salaries and stock option expense. The increase in stock option expense of approximately $1 million was related to the accelerated vesting of stock options during the year.

Management Fee: Management fee expense, for acting as CEO, is incentive-based and entirely variable compensation in the amount of 10% of the aggregate pre-tax profits which is paid to Mr. Gabelli pursuant to his Employment Agreement so long as he is an executive of GBL and devoting the substantial majority of his working time to the business. In 2005, management fee expense increased 3.1% to $11.4 million versus $11.0 million in 2004.

Distribution Costs: Distribution costs, which include marketing, promotion and distribution costs increased $1.2 million or 5.7% in 2005 from the 2004 period. This increase related to the one-time launch costs of $1.5 million for our new closed-end fund, GGN, as continuing distribution costs decreased $0.3 million in 2005 from the 2004 period.

Other Operating Expenses: Other operating expenses increased $5.2 million or 24.3% to $26.7 million in 2005. This increase includes a one-time charge of $1.1 million from the impairment of goodwill related to our fixed income business. In addition, there was an increase in accounting and legal costs of approximately $2.6 million as well as $1.2 million of higher costs directly related to the elimination of soft dollars in our mutual fund business.

Other Income and Expense

Our proprietary investment portfolio consists of investments in mutual funds, U.S. treasury bills, common stocks as well as other investments including limited partnerships and offshore funds. Net gain from investments, which is derived from our proprietary investment portfolio, was approximately $10.9 million for the year ended December 31, 2005 compared to $5.6 million in 2004. The higher full year 2005 investment gains are mostly due to our $100,000 venture capital investment in optionsXpress (NASDAQ: OXPS) made in 2001 through our 92% owned subsidiary, Gabelli Securities, Inc. OXPS completed its initial public offering during the first quarter 2005. We recorded a total gain of $5.4 million for the full year 2005.

Interest and dividend income was $18.5 million in 2005 compared to $10.5 million in 2004. Interest income rose $7.6 million to $12.4 million in 2005 and is a result of higher short-term interest rates.

Interest expense fell $2.2 million to $13.8 million in 2005, from $16.0 million in 2004. The decrease is a result of the April 1, 2005 repurchase of $50 million of the $100 million 5% convertible note and the remarketing of the senior notes in November 2004, which reduced the interest rate from 6.0% to 5.22%. The 5% convertible note is convertible, at the holder's option, into shares of our class A common stock at $52 per share.

Income Taxes

The effective tax rate for 2005 was 37.5% up from the 2004 effective tax rate of 36.4% as we adjusted the tax rate in 2005 to reflect our estimate of the current year-end tax liability.

Minority Interest

Minority interest expense was essentially flat at $0.5 million in both 2005 and 2004. Minority interest expense was largely the result of increased earnings from our Investment Partnerships and income from investments at our 92% owned subsidiary, Gabelli Securities, Inc, offset by the losses at our previously 80% owned Fixed Income business.

Net Income

Net income for 2005 was $63.4 million or $2.09 per fully diluted share versus $62.6 million or $2.06 per fully diluted share for 2004.

Shareholder Compensation and Initiatives
During 2005, we returned $57.3 million of our earnings to shareholders through dividends and our stock repurchases. We paid $0.69 per share in dividends ($20.1 million) to our common shareholders in 2005 which included three quarterly dividends of $0.02 per share paid on March 28, 2005, June 28, 2005, and September 28, 2005 and one quarterly dividend of $0.03 per share paid on December 28, 2005. In addition, we paid a special dividend of $0.60 per share on January 18, 2005 to all shareholders.

Through our stock buyback program, we repurchased approximately 861,000 shares in 2005 for a total investment of $37.2 million. There remains approximately 1,083,000 shares authorized under our stock buyback program on December 31, 2005.

Shares outstanding on a diluted basis at December 31, 2005 were 30.7 million and included 1.0 million shares from the assumed conversion of our 5% convertible note for the full year 2005 as under the applicable accounting methodology used to compute dilution, the convertible note was dilutive. The full number of shares which may be issued upon conversion of this note is approximately 1.0 million. During 2005, we issued 49,500 shares from the exercise of stock options and 1,517,483 shares from the settlement of the remaining purchase contracts relating to the mandatory convertible securities.

At December 31, 2005, we had 226,325 options outstanding to purchase our class A common stock which were granted under our Stock Award and Incentive Plans (the "Plans").

Operating Results for the Year Ended December 31, 2004 as Compared to the Year Ended December 31, 2003

Revenues
Total revenues were $255.2 million in 2004, $47.7 million or 23.0% ahead of total revenues of $207.4 million in 2003. The increase in total revenues by revenue component was as follows (in millions):

			Increase (decrease)	
	2003	2004	$	%
Investment advisory and incentive fees	$176.9	$219.9	$ 43.0	24.3%
Commissions	12.9	15.6	2.7	21.1
Distribution Fees and other income	17.6	19.7	2.1	11.5
Total revenues	$207.4	$255.2	$ 47.8	23.0

Investment Advisory and Incentive Fees: Investment advisory and incentive fees, which comprised 86% of total revenues in 2004, are directly influenced by the level and mix of assets under management. Assets under management ended the year at a record $28.7 billion, a 4.0% increase over prior year-end assets under management of $27.6 billion. The effect of a full twelve months of GDV as well as an increase in average assets under management of $5.5 billion to $27.9 billion in 2004 from $22.4 billion in 2003. The initial public offering of GDV generated gross proceeds of approximately $1.46 billion in November 2003 and added an additional $194 million of gross proceeds through the exercise of the underwriters' over allotment option in January 2004.

Mutual fund revenues increased $25.6 million or 27.4%, as higher revenues from open-end equity mutual funds and closed-end funds were offset slightly by lower revenues from fixed income mutual funds. Revenue from open-end equity funds increased $7.1 million or 9.8% from the prior year as average assets under management in 2004 increased to $7.8 billion from $7.1 billion in 2003. Closed-end fund revenues increased $19.1 million or 103% from the prior year principally due to fees earned from GDV.

Revenue from Separate Accounts increased $18.6 million or 26.9% principally due to higher average asset levels and an increase in fulcrum fees earned on certain accounts traceable to excellent performance relative to benchmark. Assets in our equity Separate Accounts rose $600 million or 4.3% for the year despite a sub-advisory client transferring management of the largest of its three portfolios (approximately $900 million) to another asset manager in mid-November. The loss of this sub-advisory portfolio will have a negative impact on revenues in 2005.

Total advisory fees from Investment Partnerships decreased to $13.0 million in 2004 from $14.2 million in 2003. Higher overall assets under management led to an increase in management fees of 42.5% to $8.7 million from $6.1 million in 2003. Incentive allocations and fees from investment partnerships, which generally represent 20% of the economic profit, decreased to $4.3 million in 2004 compared to $8.1 million in 2003.

Commissions: Commission revenues in 2004 were $15.6 million, $2.7 million or 21.1% higher than commission revenues of $12.9 million in 2003. The increase in revenues was due to an increase agency trading activity for accounts managed by affiliated companies and higher revenues from institutional customers. Commission revenues derived from transactions on behalf of our Mutual Funds and Separate Account clients totaled $13.3 million, or approximately 85% of total commission revenues in 2004.

Distribution Fees and Other Income: Distribution fees and other income increased 11.5% or $2.1 million to $19.7 million in 2004 from $17.6 million in 2003. The year-to-year increase was principally the result of higher average assets under management in our open-end equity mutual funds with distribution plans.

Expenses

Total expenses were $156.1 million in 2004, an increase of $23.4 million or 17.6% from total expenses of $132.7 million in 2003. Operating margin increased to 38.8% in 2004 from 36.0% in 2003 as operating income increased $24.4 million year over year.

Compensation: Compensation costs, which are largely variable in nature and increase or decrease as revenues grow or decline, increased approximately $14.9 million, or 16.7%, to $104.1 million in 2004 from $89.2 million in 2003. Our variable compensation costs increased $11.1 million to $78.1 million in 2004 from $67.0 million in 2003 but declined, as a percent of revenues, to 30.6% in 2004 compared to 32.3% in 2003. The increase in total variable compensation costs is principally due to higher revenues from Separate Accounts and Mutual Funds (an increase of $12.2 million) partially offset by lower variable compensation costs related to Investment Partnerships (a decrease of $1.8 million). The decrease, as a percent of revenues, is traceable to a shift in revenue mix from Investment Partnerships to Separate Accounts and Mutual Funds. Fixed compensation costs rose approximately $3.8 million to $26.0 million in 2004 from $22.2 million in 2003 principally due to increases in salaries, accruals for incentive compensation and stock option expense.

Management Fee: Management fee expense, for acting as CEO, is incentive-based and entirely variable compensation in the amount of 10% of the aggregate pre-tax profits which is paid to Mr. Gabelli pursuant to his Employment Agreement so long as he is an executive of Gabelli and devoting the substantial majority of his working time to the business. In 2004, management fee expense increased 22.4% to $11.0 million in 2004 versus $9.0 million in 2003.

Other Operating Expenses: Other operating expenses, which include marketing, promotion and distribution costs as well as general operating expenses increased $6.4 million or 18.6% to $41.0 million in 2004. A large portion of this increase related to ongoing distribution costs for the two new closed end funds, GDV and GLU ($4.1 million) as well as higher general operating expenses including accounting, legal and insurance costs which include compliance costs with the Sarbanes-Oxley Act of 2002 as well as other regulatory and governance initiatives. These costs are expected to continue to have an impact in 2005 as well as in subsequent years.

Other Income and Expense

Our proprietary investment portfolio consists of investments in mutual funds, U.S. treasury bills, common stocks as well as other investments including limited partnerships and offshore funds. Net gain from investments, which is derived from our proprietary investment portfolio, was approximately $5.6 million for the year ended December 31, 2004 compared to $15.6 million in 2003. In 2004 and 2003 gains of $34,000 and $96,000, respectively, were realized from the repurchase of 68,900 shares and 20,600 shares, respectively, of our mandatory convertible securities.

Interest and dividend income was $10.5 million in 2004 compared to $5.5 million in 2003. The increase in 2004 dividend income was principally the result of our investments in GDV and Westwood Holdings Group, Inc. ("WHG") as dividend income for these investments increased $2.7 million and $0.3 million, respectively. Interest income rose principally due to an increase in short-term interest rates.

Interest expense rose $1.2 million to $16.0 million in 2004, from $14.8 million in 2003. The increase was due an entire year of interest expense on our $100 million of 5.5% senior notes, which were issued in May 2003, offset partially by the full year effect of a one percentage point decrease in the interest rate on our convertible note from 6% to 5% (which occurred in August 2003) and the decrease of the interest rate on the senior notes issued in connection with our mandatory convertible securities to 5.22% from 6.0% due to the remarketing in November 2004. The 5% convertible note is convertible, at the holder's option, into shares of our class A common stock at $52 per share.

The mandatory convertible securities consist of both a purchase contract to purchase shares of our class A common stock on February 17, 2005 and senior notes due February 17, 2007. The purchase contract includes a contract adjustment payment of 0.95% per year through February 17, 2005 and the notes bear interest at 6% per year, which rate was reset on November 17, 2004 to 5.22%.

Income Taxes
The effective tax rate for 2004 was 36.4% down from the 2003 effective tax rate of 37.4% as we adjusted the tax rate in 2004 to reflect our estimate of the current year-end tax liability.

Minority Interest
Minority interest expense was $0.5 million in 2004 lower by 40.8% from $0.8 million in 2003. The decrease in minority interest expense was largely the result of decreased earnings from our Investment Partnerships and income from investments at our 92% owned subsidiary, Gabelli Securities, Inc.

Net Income
Net income for 2004 was $62.6 million or $2.06 per fully diluted share versus $49.8 million or $1.65 per fully diluted share for 2003.

Shareholder Compensation and Initiatives
During 2004, we returned over $100 million of our earnings to shareholders through dividends and our stock buyback program. We paid $1.16 per share in dividends to our common shareholders in 2004 which included three quarterly dividends of $0.02 per share paid on June 30, September 30, and December 28. In addition, we paid two special dividends, a $0.10 per share dividend on June 30 and a $1.00 per share dividend on November 30, 2004 to class A shareholders and December 23, 2004 to class B shareholders. Our Board of Directors also declared a special dividend of $0.60 per share in November 2004 which was payable on January 18, 2005 to all shareholders of record on January 3, 2005. Through our stock buyback program, we repurchased approximately 1,596,000 shares in 2004 for a total investment of $70.7 million. There remained approximately 944,000 shares authorized under our stock buyback program, exclusive of the accelerated stock repurchase ("ASR") authorization, on December 31, 2004.

Shares outstanding on a diluted basis at December 31, 2004 were 31.8 million and included 1.9 million shares from the assumed conversion of our 5% convertible note for the full year 2004 as under the applicable accounting methodology used to compute dilution, the convertible note was dilutive. The full number of shares which may be issued upon conversion of this note is approximately 1.9 million. Shares issuable under the mandatory convertible securities are excluded from the diluted shares calculation under current accounting rules but will have a dilutive effect on earnings per share upon settlement of the purchase contracts on February 17, 2005. During 2004, we issued 131,300 shares from the exercise of stock options and 252,456 shares from the early settlement of purchase contracts relating to the mandatory convertible securities. The settlement of the remaining purchase contracts in February 2005 resulted in the issuance of 1,517,483 shares of our class A common stock and the receipt of $70.6 million in proceeds. This will have a dilutive effect on earnings per share in 2005.

At December 31, 2004, we had 799,325 options outstanding to purchase our class A common stock which were granted under our Plans.

Liquidity and Capital Resources

Our principal assets consist of cash, short-term investments, securities held for investment purposes and investments in mutual funds, and investment partnerships and offshore funds, both proprietary and external. Short-term investments are comprised primarily of United States treasury securities with maturities of less than one year and money market funds managed by GBL. Although the investment partnerships and offshore funds are for the most part illiquid, the underlying investments of such partnerships or funds are for the most part liquid and the valuations of these products reflect that underlying liquidity.

Summary cash flow data is as follows:

	2003	2004	2005
		(in thousands)	
Cash flows provided by (used in):			
Operating activities	$ 31,460	$ (23,879)	$ (33,531)
Investing activities	(57,691)	(11,056)	(7,205)
Financing activities	101,312	(94,480)	(45,626)
Increase (decrease) in cash and cash equivalents	75,081	(129,415)	(86,362)
Cash and cash equivalents at beginning of year	311,430	386,511	257,096
Effect of exchange rates on cash and cash equivalents	-	-	(75)
Cash and cash equivalents at end of year	$ 386,511	$ 257,096	$ 170,659

Cash and liquidity requirements have historically been met through cash generated by operating income and our borrowing capacity. At December 31, 2005, we had cash and cash equivalents of $170.7 million, a decrease of $86.4 million from the prior year end. We have established a collateral account, consisting of cash and cash equivalents and U.S. treasury securities totaling $54.7 million, to secure a $51.3 million letter of credit issued in favor of the holder of the $50 million 5% convertible note. On April 1, 2005 the letter of credit was reduced to $51.3 million, from $102.5 million, and extended to September 22, 2006, which coincides with the date of a put option the note holder may exercise. Additionally, the principal of the 5% convertible note was reduced to $50 million, from $100 million, and limitations on the issuance of additional debt were removed. Cash and cash equivalents and investments in securities held in the collateral account are restricted from other uses until the date of expiration. Under the terms of the capital lease we are obligated to make minimum total payments of $5.7 million through April, 2013.

Cash used in operating activities of $33.5 million in 2005 results primarily from purchases of trading investments in securities of $1,154.1 million, investments in partnerships and affiliates of $16.0 million, equity in earnings of partnerships and affiliates of $7.0 million and an increase in receivable from broker of $3.0 million partially offset by proceeds from sales of trading investments in securities of $1,063.1 million, $63.4 million of net income, $20.3 million of distributions from partnerships and affiliates and a decrease in investment advisory fees receivable of $4.3 million. Cash used in operating activities of $23.9 million in 2004 results primarily from purchases of trading investments in securities of $928.5 million, investments in partnerships and affiliates of $37.0 million, a reduction in payable to brokers of $5.4 million, equity in earnings of partnerships and affiliates of $4.8 million and an increase in investment advisory fees receivable of $5.0 million partially offset by proceeds from sales of trading investments in securities of $873.2 million, distributions from partnerships and affiliates of $20.8 million and $62.6 million of net income.

Cash used in investing activities of $7.2 million in 2005 is due to purchases of available for sale securities of $9.3 million, partially offset by proceeds from sales of available for sale securities of $2.1 million. Cash used in investing activities of $11.1 million in 2004 is due to purchases of available for sale securities of $11.7 million, partially offset by proceeds from sales of available for sale securities of $0.6 million.

Cash used in financing activities of $45.6 million in 2005 was largely from the repurchase of $50 million of the 5% convertible note, the purchase of an additional $37.2 million of our class A common stock, $20.1 million from dividend payments, $9.7 million for the tender offer of employee stock options and $0.5 million in dividends paid by one of our subsidiaries partially offset by $70.6 million received for the settlement of forward contracts relating to the mandatory convertible securities and $1.3 million received from the exercise of our stock options by employees. Cash used in financing activities of $94.5 million in 2004 was largely from the purchase of an additional $70.7 million of our class A common stock, $1.7 million of mandatory convertible securities, $2.7 million in dividends paid by one of our subsidiaries and $34.0 million from dividend payments partially offset by $11.7 million received for the early settlement of forward contracts relating to the mandatory convertible securities and $3.0 million received from the exercise of our stock options by employees. If the holder of the $50 million 5% convertible note elects to exercise their put option, we will be obligated to repay the principal and any accrued interest in September 2006. Additionally, our 5.22% senior notes with total principal of $82.3 million are due February 2007.

We continue to maintain our investment grade ratings which we have received from two ratings agencies, Moody's Investors Services and Standard and Poor's Ratings Services. We believe that our ability to maintain our investment grade ratings will provide greater access to the capital markets, enhance liquidity and lower overall borrowing costs.

Gabelli & Company is registered with the Commission as a broker-dealer and is a member of the NASD. As such, it is subject to the minimum net capital requirements promulgated by the Commission. Gabelli & Company's net capital has historically exceeded these minimum requirements. Gabelli & Company computes its net capital under the alternative method permitted by the Commission, which requires minimum net capital of $250,000. As of December 31, 2004 and 2005, Gabelli & Company had net capital, as defined, of approximately $19.2 million and $16.5 million, respectively, exceeding the regulatory requirement by approximately $19.0 million and $16.2 million, respectively. Regulatory net capital requirements increase when Gabelli & Company is involved in underwriting activities.

Our subsidiary, Gabelli Asset Management (UK) Limited is a registered member of the Financial Services Authority. In connection with this registration in the United Kingdom, we have a minimum Liquid Capital Requirement of £267,000, ($459,000 at December 31, 2005) and an Own Funds Requirement of €50,000 ($59,000 at December 31, 2005). We have consistently met or exceeded these minimum requirements.

Market Risk

Equity Price Risk

We are subject to potential losses from certain market risks as a result of absolute and relative price movements in financial instruments due to changes in interest rates, equity prices and other factors. Our exposure to market risk is directly related to our role as financial intermediary and advisor for assets under management in our Mutual Funds, Separate Accounts, and Investment Partnerships as well as our proprietary investment and trading activities. At December 31, 2005, our primary market risk exposure was for changes in equity prices and interest rates. At December 31, 2004 and 2005, we had equity investments, including mutual funds largely invested in equity products, of $143.7 million and $201.0 million, respectively. Investments in mutual funds, $109.1 million and $101.3 million at December 31, 2004 and 2005, respectively, generally lower market risk through the diversification of financial instruments within their portfolios. In addition, we may alter our investment holdings from time to time in response to changes in market risks and other factors considered appropriate by management. We also hold investments in partnerships and affiliates which invest primarily in equity securities and which are subject to changes in equity prices. Investments in partnerships and affiliates totaled $89.3 million and $92.0 million at December 31, 2004 and 2005, respectively, of which $43.1 million and $36.4 million were invested in partnerships and affiliates which invest in event-driven merger arbitrage strategies. These strategies are primarily dependent upon deal closure rather than the overall market environment.

The following table provides a sensitivity analysis for our investments in equity securities and partnerships and affiliates which invest primarily in equity securities excluding arbitrage products, for which the principal exposure is to deal closure and not overall market conditions, as of December 31, 2004 and 2005. The sensitivity analysis assumes a 10% increase or decrease in the value of these investments.

(In thousands)

	Fair Value	Fair Value assuming 10% decrease in equity prices	Fair Value assuming 10% increase in equity prices
At December 31, 2004:			
Equity price sensitive investments, at fair value....................................	$ 188,753.8	$ 169,878.4	$ 207,629.2
At December 31, 2005:			
Equity price sensitive investments, at fair value....................................	$ 256,094.5	$ 230,485.0	$ 281,703.9

Our revenues are largely driven by the market value of our assets under management and are therefore exposed to fluctuations in market prices of these assets, which are largely readily marketable equity securities. Investment advisory fees for mutual funds are based on average daily or weekly asset values. Advisory fees earned on institutional and high net worth separate accounts, for any given quarter, are generally determined based on asset values at the beginning of a quarter. Any significant increases or decreases in market value of assets managed which occur during a quarter will result in a relative increase or decrease in revenues for the following quarter.

Investment Partnership advisory fees are computed based on monthly or quarterly asset values. The incentive allocation or fee of 20% of the economic profit from Investment Partnerships is impacted by changes in the market prices of the underlying investments of these products.

Interest Rate Risk

Our exposure to interest rate risk results, principally, from our investment of excess cash in government obligations and money market funds. These investments are primarily short term in nature and the fair value of these investments generally approximates market value. Our mandatory convertible securities included a provision to reset the interest rate in November 2004. The reset rate was determined by the rates the notes should bear in order for each note to have an aggregate market value of 100.5% of the principal amount of the note. The reset rate was determined to be 5.22%.

Commitments and Contingencies

We are obligated to make future payments under various contracts such as debt agreements and capital and operating lease agreements. The following table sets forth our significant contractual cash obligations as of December 31, 2005 (in thousands):

	Total	2006	2007	2008	2009	2010	Thereafter
Contractual Obligations:							
5.5% Senior notes	$ 100,000	$ -	$ -	$ -	$ -	$ -	$ 100,000
5% Convertible note	50,000	-	-	-	-	-	50,000
5.22% Senior Notes	82,308	-	82,308	-	-	-	-
Capital lease obligations	5,679	834	765	765	765	765	1,785
Non-cancelable operating lease obligations	800	538	226	35	1	-	-
Total	$ 238,787	$ 1,372	$ 83,299	$ 800	$ 766	$ 765	$ 151,785

In addition, the 5% convertible note provides the holder certain put rights, at par plus accrued interest, on September 15, 2006. If exercised, we will be required to pay down the entire principal balance at that time. A collateral account consisting of cash and securities has been established in the amount of $54.7 million to secure a $51.3 million letter of credit in favor of the convertible note holder. The $51.3 million letter of credit will expire on September 22, 2006.

Off-Balance Sheet Arrangements

We are the General Partner or co-General Partner of various limited partnerships whose underlying assets consist primarily of marketable securities. As General Partner or co-General Partner, we are contingently liable for all of the limited partnerships' liabilities.

Our income from these limited partnerships consists of our share of the management fee and the 20% incentive allocation from the limited partners. We also receive our pro-rata return on any investment made in the limited partnership. We earned management fees of $2.0 million in 2004 and $1.9 million in 2005 and incentive fees of $0.8 million and $1.6 million in 2004 and 2005, respectively. Our pro-rata gain on investments in these limited partnerships totaled $1.5 million in 2004 as compared to a gain of $0.8 million in 2005.

We do not invest in any other off-balance sheet vehicles that provide financing, liquidity, market or credit risk support or engage in any leasing activities that expose us to any liability that is not reflected in the Consolidated Financial Statements.

Certain Relationships and Related Transactions

The following is a summary of certain related party transactions. Further details regarding these and other relationships appear in our Proxy Statement for our 2006 Annual Meeting of Shareholders.

GGCP, Inc. ("GGCP"), formerly known as Gabelli Group Capital Partners, Inc., and two of its subsidiaries own all of GBL's Class B Stock, representing approximately 97% of the combined voting power and 78.3% of the outstanding shares of GBL common stock on December 31, 2005.

Prior to its initial public offering in February 1999, GBL and GGCP entered into a Management Services Agreement, with a one-year term and renewable annually, under which GBL provides certain services for GGCP, including furnishing office space and equipment, providing insurance coverage, overseeing the administration of its business and providing personnel to perform certain administrative services. Pursuant to the Management Services Agreement, GGCP pays GBL for services provided.

As of December 5, 1997, GGCP entered into a master lease agreement with an entity controlled by members of Mr. Gabelli's immediate family, for a 60,000 square foot building, of which approximately 9,000 square feet are currently subleased to other tenants. The master lease for the building and property, which is located at 401 Theodore Fremd Avenue, Rye, New York (the "Building"), expires on April 30, 2013. As of February 9, 1999, GGCP assigned all of its rights and obligations under the master lease to GBL. GBL leases space in the Building to a company for which Mr. Gabelli serves as Chairman and is a significant stockholder.

Pursuant to the Employment Agreement, Mr. Gabelli has agreed that while he is employed by GBL he will not provide investment management services outside of GBL, except for certain permitted accounts managed by MJG Associates, Inc., for which he serves as Chairman. MJG Associates, Inc., which is wholly-owned by Mr. Gabelli, serves as a general partner or investment manager of various investment funds and other accounts. For these investment funds and other accounts, any management or incentive fees related to new investors after the date of GBL's initial public offering in 1999 are due to GBL in accordance with a resolution adopted by GBL's Board of Directors in 1999.

GAMCO has entered into agreements to provide advisory and administrative services to MJG Associates, Inc. and to GSI, with respect to the private investment funds managed by each of them. Pursuant to such agreements, GSI and MJG Associates, Inc. pay GAMCO for services provided.

Mr. Gabelli and Gabelli Securities, Inc. serve as co-general partners of Gabelli Associates Fund. Mr. Gabelli receives relationship manager and portfolio manager compensation through an incentive fee allocation directly from the partnership.

Gabelli Securities International Limited ("Gabelli Securities International") was formed in 1994 to provide management and investment advisory services to offshore funds and accounts. Marc Gabelli, a son of Mr. Gabelli, owns 55% of Gabelli Securities International and GSI owns the remaining 45%.

In April 1999, Gabelli Global Partners, Ltd., an offshore investment fund, was incorporated. Gabelli Securities International and Gemini Capital Management, LLC ("Gemini"), an entity owned by Marc Gabelli, were engaged by the fund as investment advisors as of July 1, 1999. Gemini receives half of the management and incentive fees as co-investment advisor.

In April 1999, GSI formed Gabelli Global Partners, L.P., an investment limited partnership for which GSI and Gemini are the general partners. In March 2002, Gabelli Global Partners, L.P. changed its name to Gemini Global Partners, L.P. Gemini receives half of the management fee and incentive allocation paid by the partnership to the general partners.

GBL reimburses GGCP for GGCP's incremental costs (but not the fixed costs) relating to GBL's use of an airplane in which GGCP owns a fractional interest. Mr. Gabelli's brother, spouse and three children were employed by GBL during 2005.

Critical Accounting Policies

In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with U.S. generally accepted accounting principles. We base our estimates on historical experience, when available, and on other various assumptions that are believed to be reasonable under the circumstances. Actual results could differ significantly from those estimates under different assumptions and conditions.

We believe the following critical assumptions and estimates are those applied to revenue recognition, the valuation of investments, goodwill and other long-lived intangibles, income taxes, stock based compensation accounting and the possible impact of Financial Interpretation No. 46 ("FIN 46") "Consolidation of Variable Interest Entities."

Revenue Recognition

Advisory fees from the open-end mutual funds, closed-end funds and sub-advisory accounts are computed daily or weekly based on average net assets. Advisory fees from the Separate Accounts are generally computed quarterly based on account values as of the end of the preceding quarter and accrued monthly. Management fees from Investment Partnerships are computed either monthly or quarterly and accrued monthly and amounts receivable are included in other receivables from affiliates in the statement of financial condition.

Revenues from Investment Partnerships also generally include an incentive allocation or a fee of 20% of the economic profit. The incentive allocation or fee is generally based on the absolute gain in a portfolio and is recognized as earned during the year and amounts receivable are included in other receivables from affiliates in the statement of financial condition. Fulcrum fees from certain institutional separate accounts, which are based upon meeting or exceeding specific benchmark index or indices are recognized at the end of the stipulated contract period for the respective account and receivables due from fulcrum fees are included in investment advisory fees on the statement of financial condition. There were no fulcrum fees receivable as of December 31, 2005. Management fees on closed-end preferred shares are received at year-end if the total return to common shareholders of the closed-end fund for the calendar year exceeds the dividend rate of the preferred shares. These fees are recognized as earned during the year. Receivables due on management fees on closed-end funds are included in investment advisory fees receivable on the statement of financial condition.

Distribution fees from the open-end mutual funds are computed daily based on average net assets and are accrued monthly and amounts receivable are included in other receivables from affiliates on the statement of financial condition.

Investments in Partnerships and Affiliates

We hold investments in limited partnerships and offshore funds including affiliates, whose underlying assets consist mainly of marketable securities, which are accounted for using the equity method, under which we record our share of the earnings or losses into income as earned. While most of the underlying investments of these entities are publicly traded and have readily available market valuations, some of their investments are non-publicly traded whose value may be difficult to determine. Investments are written down when management believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of the underlying investment could result in an inability to recover the carrying value of the investment and thereby require an impairment charge to earnings.

See "Recent Accounting Developments" for further detail on the accounting for Investments in Partnerships and Affiliates.

Goodwill and Other Long-Lived Intangible Assets

Prior to the issuance of Statement of Financial Accounting Standards ("SFAS") No. 142, goodwill and other long-lived intangible assets were amortized each year. The adoption of SFAS No. 142 at the beginning of 2002 eliminated the amortization of these assets and established requirements for having them tested for impairment at least annually. During the first quarter of 2005, assets under management for our fixed income business decreased approximately 42% from the beginning of the year, triggering under our accounting policies the need to reassess goodwill for this previously 80% owned subsidiary. Using a present value cash flow method, we reassessed goodwill for this entity and determined that the value of the entity no longer justified the amount of goodwill. Accordingly, we recorded a charge of $1.1 million for the impairment of goodwill which represented the entire amount of goodwill for this entity during 2005.

At November 30, 2005 management conducted its annual assessment and assessed the recoverability of goodwill and other intangible assets and determined that there was no further impairment of the remaining goodwill on GBL's consolidated financial statements. In assessing the recoverability of goodwill and other intangible assets, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective assets. If these estimates or related projections change in the future, it may result in an impairment charge for these assets to income.

Income Taxes

In the ordinary course of business, we prepare a number of tax returns, which are regularly audited by Federal, State and foreign tax authorities. The inherent complications in the various tax codes often create the need for subjective judgments in applying its provisions. While management believes that tax positions taken comply with tax law and are both reasonable and supported by the facts and circumstances of the situation, upon audit additional taxes may be assessed. While assessments may be proposed in the future, both the extent of and potential impact on financial results cannot be determined at this time.

Stock Based Compensation

Effective January 1, 2003, we use a fair value based method of accounting for stock-based compensation provided to our employees in accordance with SFAS No. 123, "Accounting for Stock Based Compensation." The estimated fair value of option awards is determined using the Black Scholes option-pricing model. This sophisticated model utilizes a number of assumptions in arriving at its results, including the estimated life of the option, the risk free interest rate at the date of grant and the volatility of the underlying common stock. There may be other factors, which have not been considered, which may have an effect on the value of the options as well. The effects of changing any of the assumptions or factors employed by the Black Scholes model may result in a significantly different valuation for the options. We adopted Statement 123 (R) on January 1, 2005. In light of our modified prospective adoption of the fair value recognition provisions of Statement 123 (R) for all grants of employee stock options, the adoption of Statement 123 (R) did not have a material impact on our consolidated financial statements.

Recent Accounting Developments

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others" ("FIN 45"), which provides accounting, and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We indemnify our clearing brokers for losses they may sustain from the customer accounts introduced by our broker-dealer subsidiaries. In accordance with New York Stock Exchange rules customer balances are typically collateralized by customer securities or supported by other recourse provisions. In addition, we further limit margin balances to a maximum of 25% versus 50% permitted under exchange regulations. At December 31, 2005 the total amount of customer balances subject to indemnification (i.e. margin debits) was immaterial. The Company also has entered into arrangements with various other third parties which provide for indemnification against losses, costs, claims and liabilities arising from the performance of their obligations under our agreement, except for gross negligence or bad faith. The Company has had no claims or payments pursuant to these or prior agreements, and we believe the likelihood of a claim being made is remote. Utilizing the methodology in FIN 45, our estimate of the value of such agreements is de minimis, and therefore an accrual has not been made in the financial statements.

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" which was subsequently revised in December 2003 by FASB Interpretation No. 46(R) ("FIN46R"). FIN46R provides new criteria for determining whether or not consolidation accounting is required for off-balance sheet activities conducted through certain types of entities. This interpretation focuses on financial interests in entities (i.e., variable interests) that indicate control despite the absence of clear control through voting interest. It concludes that a company's exposure (variable interest) to the economic risks and rewards from the entity's assets and activities are the best evidence of control. The interpretation requires that these variable interest entities (VIEs) be subject to consolidation if the company holding the variable interest is subject to a majority of the expected losses or will receive a majority of the expected residual returns of the VIE (the "primary beneficiary"). As the primary beneficiary it would be required to include the variable interest entity's assets, liabilities and results of operations in its own financial statements.

In June 2005, the FASB ratified the consensus EITF 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights", which provides guidance in determining whether a general partner controls a limited partnership. The provisions of EITF 04-5 are not applicable to limited partnerships or similar entities accounted for as VIEs pursuant to FIN46R.

We have reviewed the provisions of FIN46R and EITF 04-5 and have determined that, beginning on January 1, 2006, we will consolidate the majority of our investment partnerships and offshore funds which are managed by our subsidiaries and are not determined to be VIEs. For those entities managed by our subsidiaries and classified as VIEs, we have determined that we were not the primary beneficiary or a holder of a significant variable interest in five of the six VIEs on December 31, 2005.

We will apply the provisions of EITF 04-5 beginning on January 1, 2006 utilizing the method similar to a cumulative effect of a change in accounting principle. We have determined that there will be no cumulative effect on the amount of retained earnings at the beginning of the period in which EITF 04-5 will be adopted.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. Under SFAS No. 150 certain financial instruments shall be classified as a liability on the issuer's financials statements. The Company has adopted this statement, which did not have a material impact on the Company's financial statements.

On December 16, 2004, the FASB issued FASB Statement No. 123 (R) (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) was required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2005. We adopted Statement 123(R) on January 1, 2005. In light of our prospective adoption of the fair value recognition provisions of Statement 123(R) for all grants of employee stock options subsequent to January 1, 2002, the adoption of Statement 123(R) did not have a material impact on our consolidated financial statements.

In December 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29." This Statement relates to nonmonetary exchanges and requires that one record the exchange at fair value unless the exchange lacks commercial substance. The Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Statement is not expected to have a material impact on the Company's future consolidated financial statements.

In March 2005, the FASB issued FIN 47 which interprets FASB Statement No. 143, "Asset Retirement Obligations (ARO's)," which was issued in June 2001. FIN 47 was issued to address the diverse accounting practices that have developed with regard to the timing of conditional ARO's. Under the Interpretation, such ARO's even if conditional upon some future event must be recognized as liabilities. The Company does not have any such obligations at the present time, and the adoption of the Interpretation is not expected to have a material impact on the Company's future consolidated financial statements. It is effective for fiscal years ending after December 15, 2005.

In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Errors Corrections," which is a replacement of APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements." The Statement applies to all voluntary changes in accounting principles, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. The Statement is effective for accounting changes and corrections for errors made in fiscal years beginning after December 15, 2005. The Statement does not change the transition provisions of any existing accounting pronouncements. The Company plans to adopt this Statement on January 1, 2006. The adoption is not expected to have a material impact on the Company's future consolidated financial statements.

Seasonality and Inflation

We do not believe our operations are subject to significant seasonal fluctuations. We do not believe inflation will significantly affect our compensation costs, as they are substantially variable in nature. However, the rate of inflation may affect our expenses such as information technology and occupancy costs. To the extent inflation results in rising interest rates and has other effects upon the securities markets, it may adversely affect our financial position and results of operations by reducing our assets under management, revenues or otherwise.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the information contained under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Market Risk."

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

GAMCO INVESTORS, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission that are not required under the related instructions or are inapplicable have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
GAMCO Investors, Inc. and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of GAMCO Investors, Inc. and Subsidiaries ("GAMCO") (formerly Gabelli Asset Management Inc. and Subsidiaries) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of GAMCO's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GAMCO Investors, Inc. and Subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of GAMCO Investors, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2006, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

New York, New York
March 10, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
GAMCO Investors, Inc. and Subsidiaries

We have audited management's assessment, included in the accompanying Management's Assessment of Internal Control Over Financial Reporting, that GAMCO Investors, Inc. and Subsidiaries (the "Company") (formerly Gabelli Asset Management Inc. and Subsidiaries) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). GAMCO Investors, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that GAMCO Investors, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, GAMCO Investors, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of GAMCO Investors, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005, of GAMCO Investors, Inc. and Subsidiaries and our report dated March 10, 2006, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

New York, New York
March 10, 2006

MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

GAMCO Investors, Inc.'s ("GBL") management is responsible for the preparation, integrity and fair presentation of the consolidated financial statements. These consolidated financial statements and notes have been prepared in conformity with U.S. generally accepted accounting principles from accounting records which management believes fairly and accurately reflect GBL's operations and financial position. The consolidated financial statements include amounts based on management's best estimates and judgments considering currently available information and management's view of current conditions and circumstances.

Management is responsible for establishing and maintaining adequate internal control over financial reporting that is designed to provide reasonable assurance of the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the effectiveness of GBL's internal control over financial reporting as of December 31, 2005, in relation to criteria for effective internal control over financial reporting as described in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2005, its systems of internal control over financial reporting is properly designed and operating effectively to achieve the criteria of the "Internal Control – Integrated Framework." Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements included in this annual report and has issued an audit report on management's assessment of GBL's internal control over financial reporting.

Mario J. Gabelli
Chairman and Chief Executive Officer

Michael R. Anastasio
Vice President and Chief Financial Officer

March 10, 2006

GAMCO INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,		
	2003	2004	2005
	(In thousands, except per share data)		
Revenues			
Investment advisory and incentive fees	$ 176,943	$ 219,939	$ 219,495
Commission revenue	12,863	15,573	12,195
Distribution fees and other income	17,631	19,651	20,673
Total revenues	207,437	255,163	252,363
Expenses			
Compensation costs	88,339	103,276	106,238
Management fee	9,002	11,017	11,356
Distribution costs	16,510	20,347	21,512
Other operating expenses	18,872	21,455	26,665
Total expenses	132,723	156,095	165,771
Operating income	74,714	99,068	86,592
Other Income (Expense)			
Net gain from investments	15,610	5,627	10,912
Interest and dividend income	5,530	10,481	18,483
Interest expense	(14,838)	(16,027)	(13,782)
Total other income (expense), net	6,302	81	15,613
Income before income taxes and minority interest	81,016	99,149	102,205
Income taxes	30,339	36,097	38,327
Minority interest	833	493	487
Net income	$ 49,844	$ 62,559	$ 63,391
Net income per share:			
Basic	$ 1.66	$ 2.11	$ 2.13
Diluted	$ 1.65	$ 2.06	$ 2.09
Weighted average shares outstanding:			
Basic	30,018	29,673	29,805
Diluted	32,081	31,804	31,155
Dividends declared	$ 0.02	$ 1.76	$ 0.09

See accompanying notes.

GAMCO INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2004	December 31, 2005
	(In thousands, except share data)	
ASSETS		
Cash and cash equivalents, including restricted cash of $1,054 and $2,503	$ 257,096	$ 170,659
Investments in securities, including restricted securities of $102,111 and $52,219	292,350	401,216
Investments in partnerships and affiliates	89,339	91,971
Receivable from brokers	5,539	8,545
Investment advisory fees receivable	26,567	22,260
Other receivables from affiliates	13,169	12,888
Capital lease	1,953	1,706
Intangible assets	4,650	3,523
Other assets	8,309	8,326
Total assets	$ 698,972	$ 721,094
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payable to brokers	$ 302	$ 4
Income taxes payable	8,526	10,132
Capital lease obligation	3,167	2,992
Compensation payable	27,645	27,889
Securities sold, not yet purchased	1,088	-
Dividends payable	17,302	-
Accrued expenses and other liabilities	17,585	17,489
Total operating liabilities	75,615	58,506
5.5% Senior notes (due May 15, 2013)	100,000	100,000
5% Convertible note (conversion price, $52.00 per share; note due August 14, 2011)	100,000	50,000
5.22% Senior notes (due February 17, 2007)	-	82,308
Mandatory convertible securities (purchase contract settlement date, February 17, 2005; notes due February 17, 2007)	82,308	-
Total liabilities	357,923	290,814
Minority interest	6,171	6,151
Stockholders' equity:		
Class A Common Stock, $.001 par value; 100,000,000 shares authorized; 8,081,356 and 9,648,339 shares issued, respectively; 5,708,534 and 6,414,517 outstanding, respectively	8	10
Class B Common Stock, $.001 par value; 100,000,000 shares authorized; 24,000,000 shares issued and 23,128,500 outstanding,	23	23
Additional paid-in capital	161,053	226,353
Retained earnings	268,519	329,090
Accumulated other comprehensive (loss) / gain	(53)	526
Treasury stock, class A, at cost (2,372,822 and 3,233,822 shares, respectively)	(94,672)	(131,873)
Total stockholders' equity	334,878	424,129
Total liabilities and stockholders' equity	$ 698,972	$ 721,094

See accompanying notes.

GAMCO INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 31, 2003, 2004 and 2005
(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) / Gain	Treasury Stock	Total
Balance at December 31, 2002	$ 31	$ 136,835	$ 207,561	$ (638)	$ (21,996)	$ 321,793
Comprehensive income:						
Net income	-	-	49,844	-	-	49,844
Other comprehensive loss:						
Net unrealized gains on securities available for sale, net of management Fees and income tax expense of $1,656	-	-	-	2,118	-	2,118
Total comprehensive income						51,962
Dividends declared	-	-	(139)	-	-	(139)
Stock based compensation expense	-	1,506	-	-	-	1,506
Purchase and retirement of mandatory convertible securities	-	13	-	-	-	13
Exercise of stock options including tax benefit	-	5,121	-	-	-	5,121
Purchase of treasury stock	-	-	-	-	(1,945)	(1,945)
Balance at December 31, 2003	31	143,475	257,266	1,480	(23,941)	378,311
Comprehensive income:						
Net income	-	-	62,559	-	-	62,559
Other comprehensive gain:						
Net unrealized losses on securities available for sale, net of management fees and income tax benefit of $1,198	-	-	-	(1,533)	-	(1,533)
Total comprehensive income						61,026
Dividends declared	-	-	(51,306)	-	-	(51,306)
Stock based compensation expense	-	1,819	-	-	-	1,819
Purchase and retirement of mandatory convertible securities	-	45	-	-	-	45
Exercise of stock options including tax benefit	-	4,090	-	-	-	4,090
Proceeds from early settlement of purchase contracts	-	11,740	-	-	-	11,740
Capitalized costs	-	(116)	-	-	-	(116)
Purchase of treasury stock	-	-	-	-	(70,731)	(70,731)
Balance at December 31, 2004	$ 31	$ 161,053	$ 268,519	$ (53)	$ (94,672)	$ 334,878
Comprehensive income:						
Net income	-	-	63,391	-	-	63,391
Other comprehensive gain:						
Net unrealized gains on securities available for sale, net of management fees and income tax expense of $438	-	-	-	564	-	564
Foreign currency translation	-	-	-	15	-	15
Total comprehensive income						63,970
Dividends declared	-	-	(2,820)	-	-	(2,820)
Tender for employee stock options	-	(9,665)	-	-	-	(9,665)
Stock based compensation expense	-	2,770	-	-	-	2,770
Exercise of stock options including tax benefit	-	1,659	-	-	-	1,659
Proceeds from settlement of purchase contracts	2	70,567	-	-	-	70,569
Capitalized costs	-	(31)	-	-	-	(31)
Purchase of treasury stock	-	-	-	-	(37,201)	(37,201)
Balance at December 31, 2005	$ 33	$ 226,353	$ 329,090	$ 526	$ (131,873)	$ 424,129

See accompanying notes.

GAMCO INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31		
	2003	2004	2005
		(In thousands)	
Operating activities			
Net income	$ 49,844	$ 62,559	$ 63,391
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in earnings of partnerships and affiliates	(5,729)	(4,843)	(6,967)
Realized gains on available for sale securities	(31)	(101)	(482)
Realized gains on trading investments in securities	(3,999)	(960)	(10,676)
Change in unrealized on trading investments in securities	(6,513)	(46)	(2,872)
Depreciation and amortization	967	980	911
Stock based compensation expense	1,506	1,819	2,770
Deferred income taxes	1,079	(1,769)	1,088
Tax benefit from stock options exercised	1,223	1,064	328
Minority interest in income of subsidiaries	833	493	487
Foreign currency loss	-	-	191
Other-than-temporary impairment of available for sale securities	-	-	3,301
Goodwill impairment	-	-	1,191
(Increase) decrease in operating assets:			
Purchases of trading investments in securities	(678,752)	(928,522)	(1,154,114)
Proceeds from sales of trading investments in securities	690,469	873,185	1,063,096
Distributions from partnerships and affiliates	15,180	20,793	20,304
Investments in partnerships and affiliates	(25,530)	(37,035)	(15,969)
Investment advisory fees receivable	(5,962)	(5,002)	4,307
Other receivables from affiliates	(4,107)	1,378	126
Receivable from brokers	3,686	(4,307)	(3,006)
Other assets	(1,269)	1,351	(607)
Increase (decrease) in operating liabilities:			
Payable to brokers	(11,447)	(5,389)	(298)
Income taxes payable	771	(1,103)	186
Compensation payable	6,716	2,366	144
Accrued expenses and other liabilities	2,525	(790)	(361)
Total adjustments	(18,384)	(86,438)	(96,922)
Net cash provided by (used in) operating activities	31,460	(23,879)	(33,531)
Investing activities			
Purchases of available for sale securities	(59,640)	(11,656)	(9,290)
Proceeds from sales of available for sale securities	1,949	600	2,085
Net cash (used in) investing activities	(57,691)	(11,056)	(7,205)
Financing activities			
Distributions to minority stockholders	-	(2,718)	(507)
Partial repayment of 5% convertible note	-	-	(50,000)
Issuance of 5.5% Senior notes	100,000	-	-
Proceeds from exercise of stock options	3,898	3,026	1,331
Dividends paid	(139)	(34,004)	(20,122)
Purchase and retirement of mandatory convertible securities	(502)	(1,677)	-
Proceeds from the settlement of purchase contracts	-	11,740	70,569
Capitalized costs	-	(116)	(31)
Tender for employee stock options	-	-	(9,665)
Purchase of treasury stock	(1,945)	(70,731)	(37,201)
Net cash provided by (used in) financing activities	101,312	(94,480)	(45,626)
Net increase (decrease) in cash and cash equivalents	75,081	(129,415)	(86,362)
Cash and cash equivalents at beginning of year	311,430	386,511	257,096
Effect of foreign exchange rates on cash and cash equivalents	-	-	(75)
Cash and cash equivalents at end of year	$ 386,511	$ 257,096	$ 170,659
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 15,116	$ 16,662	$ 14,692
Cash paid for income taxes	$ 27,345	$ 37,881	$ 36,779
Supplemental disclosures of non-cash financing activities			
Securities reclassified to available for sale	$ 3,788	$ -	$ -

See accompanying notes.

A. Significant Accounting Policies

Basis of Presentation

GAMCO Investors, Inc. ("GBL" or the "Company") (formerly Gabelli Asset Management Inc.) was incorporated in April 1998 in the state of New York, with no significant assets or liabilities and did not engage in any substantial business activities prior to the initial public offering ("Offering") of our shares. On February 9, 1999, we exchanged 24 million shares of our class B common stock, representing all of our then issued and outstanding common stock, with Gabelli Funds, Inc. ("GFI") and two of its subsidiaries in consideration for substantially all of the operating assets and liabilities of GFI, relating to its institutional and retail asset management, mutual fund advisory, underwriting and brokerage business (the "Reorganization"). GBL distributed net assets and liabilities, principally a proprietary investment portfolio, of approximately $165 million, including cash of $18 million, which has been recorded for accounting purposes as a deemed distribution to GFI. GFI, which was renamed Gabelli Group Capital Partners, Inc. in 1999, was renamed GGCP, Inc. ("GGCP") during 2005.

On February 17, 1999, we completed our sale of 6 million shares of class A common stock in the Offering and received proceeds, after fees and expenses, of approximately $96 million. Immediately after the Offering, GFI owned 80% of the outstanding common stock of GBL and as of December 31, 2005 their ownership is 78.3%. In addition, with the completion of the Offering, we became a "C" Corporation for Federal and state income tax purposes and are subject to substantially higher income tax rates. Our corporate name change to GAMCO Investors, Inc. became effective August 29, 2005.

The accompanying consolidated financial statements include the assets, liabilities and earnings of:

- GBL; and
- Our wholly-owned subsidiaries: Gabelli Funds, LLC ("Funds Adviser"), GAMCO Asset Management Inc. ("GAMCO" and formerly GAMCO Investors, Inc.), Gabelli Asset Management (UK) Limited, Gabelli Fixed Income, Inc. ("Fixed Income") and its subsidiaries; and
- Our majority-owned or majority-controlled subsidiaries: Gabelli Securities, Inc. ("GSI") and its subsidiaries and Gabelli Advisers, Inc. ("Advisers").

At December 31, 2003, 2004 and 2005, we owned approximately 92% of GSI and had a 51% voting interest in Advisers (41% economic interest.) The consolidated financial statements comprise the financial statements of GBL and its subsidiaries as of December 31 of each year. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. All significant intercompany transactions and balances have been eliminated. Subsidiaries are fully consolidated from the date of acquisition, being the date on which GBL obtains control, and continue to be consolidated until the date that such control ceases.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of Operations

GAMCO, Funds Adviser, Gabelli Fixed Income LLC ("Fixed Income LLC"), a wholly-owned subsidiary of Fixed Income, Advisers and GSI (effective January 19, 2006) are registered investment advisors under the Investment Advisers Act of 1940. Gabelli & Company, Inc. ("Gabelli & Company") and Gabelli Direct, Inc. ("Gabelli Direct"), both wholly-owned subsidiaries of GSI, and Gabelli Fixed Income Distributors, Inc. ("Fixed Income Distributors"), a wholly-owned subsidiary of Fixed Income LLC, are registered broker-dealers with the Securities and Exchange Commission ("SEC") and are members of the National Association of Securities Dealers, Inc. ("NASD"). Gabelli & Company acts as an introducing broker and all transactions for its customers are cleared through New York Stock Exchange ("NYSE") member firms on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying consolidated statements of financial condition. Gabelli & Company is exposed to credit losses on these open positions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers. This exposure is reduced by the clearing brokers' policy of obtaining and maintaining adequate collateral and credit of the counterparties until the open transaction is completed. Gabelli Direct and Fixed Income Distributors do not currently have any customers.

Cash and Cash Equivalents

Cash equivalents primarily consist of affiliated money market mutual funds which are highly liquid. At December 31, 2004 and 2005, approximately $1.1 million and $2.5 million, respectively, of cash and cash equivalents was held as part of the collateral to secure a $51.3 million letter of credit originally issued August 14, 2002, in favor of the holder of the $50 million 5% convertible note. The $51.3 million letter of credit is due to expire on September 22, 2006.

Securities Transactions and Commissions Revenue and Clearing Charges

Investments in securities are accounted for as either "trading securities" or "available for sale" and are stated at quoted market values. Securities that are not readily marketable are stated at their estimated fair values as determined by our management. The resulting unrealized gains and losses for trading securities are included in net gain from investments and the unrealized gains and losses for available for sale securities, net of management fees and tax, are reported as a separate component of stockholders' equity. Securities transactions and any related gains and losses are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Commissions revenue and related clearing charges are recorded on a trade date basis.

At December 31, 2004 and 2005, approximately $102.1 million and $52.2 million, respectively, of investments in securities were held as collateral to secure a $51.3 million letter of credit originally issued August 14, 2002 in favor of the holder of the $50 million 5% convertible note. The $51.3 million letter of credit is due to expire on September 22, 2006.

Securities sold, but not yet purchased are recorded at trade date, stated at quoted market values and represent obligations of GBL to purchase the securities at prevailing market prices. Therefore, the future satisfaction of such obligations may be for an amount greater or less than the amounts recorded on the consolidated statements of financial condition. The ultimate gains or losses recognized are dependent upon the prices at which these securities are purchased to settle the obligations under the sales commitments.

Investments in Partnerships and Affiliates

Investments in partnerships and affiliates, whose underlying assets consist mainly of marketable securities, are accounted for using the equity method under which our share of net earnings or losses of these partnerships and affiliated entities is reflected in income as earned, capital contributions are recorded when paid, and distributions received are reductions of the investments. Investments in partnerships and affiliates for which market values are not readily available are stated at their estimated fair values as determined by our management. Depending on the terms of the investment, the Company may be restricted as to the timing and amounts of withdrawals.

Receivables from and Payables to Brokers

Receivables from and payables to brokers consist of amounts arising primarily from the purchases and sales of securities.

Revenue Recognition

Advisory fees from the open-end mutual funds and closed-end funds (collectively, the "Funds") and sub-advisory accounts are computed daily or weekly based on average net assets. Advisory fees from the Separate Accounts are generally computed quarterly based on account values as of the end of the preceding quarter and accrued monthly. Management fees from Investment Partnerships are computed either monthly or quarterly and accrued monthly and amounts receivable are included in other receivables from affiliates in the statement of financial condition.

Revenues from Investment Partnerships also generally include an incentive allocation or a fee of 20% of the economic profit. The incentive allocation or fee is generally based on the absolute gain in a portfolio and is recognized as earned during the year and amounts receivable are included in other receivables from affiliates in the statement of financial condition. Fulcrum fees from certain institutional separate accounts, which are based upon meeting or exceeding specific benchmark index or indices are recognized at the end of the stipulated contract period for the respective account and receivables due from fulcrum fees are included in investment advisory fees on the statement of financial condition. There were no fulcrum fees receivable as of December 31, 2005. Management fees on closed-end preferred shares are received at year-end if the total return to common shareholders of the closed-end fund for the calendar year exceeds the dividend rate of the preferred shares. These fees are recognized as earned during the year. Receivables due on management fees on closed-end funds are included in investment advisory fees receivable on the statement of financial condition. At December 31, 2005 there was $156,000 in incentive allocations that have been recorded for offshore funds with fiscal year-ends of June 30th, which potentially could be reversed out in 2006, prior to the end of the fiscal year-end of the offshore fund.

Distribution fees from the open-end mutual funds are computed daily based on average net assets and are accrued monthly. The amounts receivable for distribution fees are included in other receivables from affiliates on the statement of financial condition.

Distribution Costs

We incur certain promotion and distribution costs, which are expensed as incurred, principally related to the sale of shares of open-end mutual funds, shares sold in the initial public offerings of our closed-end funds, and after-market support services related to our closed-end funds. Distribution costs relating to closed-end funds were approximately $298,000, $4,365,000 and $5,576,000 for 2003, 2004 and 2005, respectively.

Dividends and Interest Income and Interest Expense

Dividends are recorded on the ex-dividend date. Interest income and interest expense are accrued as earned or incurred.

Depreciation and Amortization

Fixed assets, which are included in other assets, are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements, which are included in other assets, are recorded at cost and amortized using the straight-line method over their estimated useful lives or lease terms, whichever is shorter. Amortization of the capital lease obligation is computed on the interest rate method while the leased property is depreciated utilizing the straight-line method over the term of the lease, which expires on April 30, 2013. Property under our capital lease is amortized using the straight-line method over the life of the lease.

Intangible Assets

Intangible assets consist primarily of the cost in excess of net assets acquired (i.e., goodwill). Goodwill and other intangible assets are deemed to have indefinite lives and, therefore, are not subject to amortization, but are instead reviewed at least annually for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." During the first quarter of 2005, assets under management for our fixed income business decreased approximately 42% from the beginning of the year, triggering under our accounting policies the need to reassess goodwill for this previously 80% owned subsidiary. Using a present value cash flow method, we reassessed goodwill for this entity and determined that the value of the entity no longer justified the amount of goodwill. Accordingly, we recorded a charge of $1.1 million for the impairment of goodwill which represented the entire amount of goodwill for this entity during 2005.

At November 30, 2005 management conducted its annual assessment and assessed the recoverability of goodwill and other intangible assets and determined that there was no further impairment of the remaining goodwill on GBL's consolidated financial statements. In assessing the recoverability of goodwill and other intangible assets, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective assets. If these estimates or related projections change in the future, it may result in an impairment charge for these assets to income.

Income Taxes

We account for income taxes under the liability method prescribed by SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Future tax benefits are recognized only to the extent that realization of such benefits is more likely than not.

Minority Interest

For the year ended December 31, 2005, minority interest on the statement of income represents income attributable to the minority stockholders' of Fixed Income, GSI and Advisers. With the exception of GSI, these minority stockholders are principally employees, officers and directors of GBL.

On December 31, 2005, minority interest on the statement of financial condition represents amounts attributable to the minority stockholders' of GSI and Advisers. These minority stockholders are principally employees, officers and directors of GBL, except that the minority stockholders of GSI also include other outside investors.

On December 31, 2005, the minority interest of Fixed Income was eliminated as the Company acquired the remaining interest it did not own through a settlement with the minority interest stockholders.

Fair Values of Financial Instruments

The carrying amount of all assets and liabilities, other than intangible assets, capital lease and fixed assets, in the consolidated statements of financial condition approximate their fair values.

Earnings Per Share

Net income per share is computed in accordance with SFAS No. 128, "Earnings Per Share". Basic net income per common share is calculated by dividing net income applicable to common stockholders by the weighted average number of shares of common stock outstanding in the period.

Diluted net income per share, in addition to the weighted average determined for basic net income per share, includes common stock equivalents which would arise from the exercise of stock options using the treasury stock method and, if dilutive, assumes the conversion of our convertible note for the period outstanding since its issuance in August 2001. An average of 141,000, 208,000 and 151,000 incremental shares were included as the dilutive effect of stock options in 2003, 2004 and 2005, respectively. In 2003, net income is adjusted for interest expense, net of management fees and taxes, of $3,157,000 and the weighted average shares outstanding includes 1,923,000 incremental shares as the convertible note had a dilutive effect. In 2004, net income is adjusted for interest expense, net of management fees and taxes, of $2,862,000 and the weighted average shares outstanding includes 1,923,000 incremental shares as the convertible note had a dilutive effect. In 2005, net income is adjusted for interest expense, net of management fees and taxes, of $1,758,000 and the weighted average shares outstanding includes 1,199,000 incremental shares as the convertible note had a dilutive effect.

Stock Based Compensation

We currently sponsor stock option plans previously adopted and approved by our shareholders as a means to attract, retain and motivate employees. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123 in accordance with the transition and disclosure provisions under the recently issued SFAS No. 148, "Accounting for Stock Based Compensation – Transition and Disclosure". Previously we had elected to use the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation expense was recognized where the exercise price equaled or exceeded the market price of the underlying stock on the date of grant. We adopted Statement 123 (R) on January 1, 2005. In light of our modified prospective adoption of the fair value recognition provisions of Statement 123 (R) for all grants of employee stock options, the adoption of Statement 123 (R) did not have a material impact on our consolidated financial statements. In 2003, 2004 and 2005 we have recognized a total of $1,555,000, $1,817,000 and $2,770,000, respectively, in option expense. We expense stock option compensation over the vesting period of the option in line with the vesting characteristics. Refer also to Note F.

Business Segments

We operate predominantly in one business segment, the investment advisory and asset management industry. We conduct our investment advisory business principally through: GAMCO (Separate Accounts), Funds Adviser (Mutual Funds) and GSI (Investment Partnerships). We also act as an underwriter, are a distributor of our open-end mutual funds and provide institutional research through Gabelli & Company, our broker-dealer subsidiary.

Reclassifications

Certain prior period amounts reflect reclassifications to conform with the current year's presentation.

Recently Issued Accounting Standards

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others" ("FIN 45"), which provides accounting, and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We indemnify our clearing brokers for losses they may sustain from the customer accounts introduced by our broker-dealer subsidiaries. In accordance with NYSE rules customer balances are typically collateralized by customer securities or supported by other recourse provisions. In addition, we further limit margin balances to a maximum of 25% versus 50% permitted under exchange regulations. At December 31, 2004 and 2005 the total amount of customer balances subject to indemnification (i.e. margin debits) was immaterial. The Company also has entered into arrangements with various other third parties which provide for indemnification against losses, costs, claims and liabilities arising from the performance of their obligations under our agreement, except for gross negligence or bad faith. The Company has had no claims or payments pursuant to these or prior agreements, and we believe the likelihood of a claim being made is remote. Utilizing the methodology in FIN 45, our estimate of the value of such agreements is de minimis, and therefore an accrual has not been made in the financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" which was subsequently revised in December 2003 by FASB Interpretation No. 46(R) ("FIN46R"). FIN46R provides new criteria for determining whether or not consolidation accounting is required for off-balance sheet activities conducted through certain types of entities. This interpretation focuses on financial interests in entities (i.e., variable interests) that indicate control despite the absence of clear control through voting interest. It concludes that a company's exposure (variable interest) to the economic risks and rewards from the entity's assets and activities are the best evidence of control. The interpretation requires that these variable interest entities (VIEs) be subject to consolidation if the company holding the variable interest is subject to a majority of the expected losses or will receive a majority of the expected residual returns of the VIE (the "primary beneficiary"). As the primary beneficiary it would be required to consolidate the variable interest entity's assets, liabilities and results of operations in its own consolidated financial statements.

In June 2005, the FASB ratified the consensus EITF 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights", which provides guidance in determining whether a general partner controls a limited partnership. The provisions of EITF 04-5 are not applicable to limited partnerships or similar entities accounted for as VIEs pursuant to FIN46R.

We have reviewed the provisions of FIN46R and EITF 04-5 and have determined that we will be required to consolidate the majority of our investment partnerships and offshore funds managed by our subsidiaries beginning on January 1, 2006. If consolidation of these investment partnerships and offshore funds were made as of December 31, 2005, the effect on our consolidated financial statements would have been as follows:

Consolidated Statement of Financial Condition (unaudited)
December 31, 2005

	Reported	Effects of consolidation	(Pro Forma) Post consolidation
Assets	$ 721,094	$ 403,112	$ 1,124,206
Liabilities	290,814	86,485	377,299
Minority Interest	6,151	316,627	322,778
Stockholders' Equity	424,129	-	424,129

Consolidated Statement of Income (unaudited)
For the year ended December 31, 2005

	Reported	Effects of consolidation	(Pro Forma) Post consolidation
Revenues	$ 252,363	($ 7,122)	$ 245,241
Expenses	165,771	1,408	167,179
Other Income, net	15,613	28,838	44,451
Minority Interest	487	20,308	20,795
Net Income	$ 63,391	$ -	$ 63,391

We will apply the provisions of EITF 04-5 beginning on January 1, 2006 utilizing the method similar to a cumulative effect of a change in accounting principle. We have determined that there will be no cumulative effect on the amount of retained earnings at the beginning of the period in which EITF 04-5 will be adopted.

We also serve as the investment manager or co-investment manager of five offshore funds and the general partner for one partnership, which are classified as VIEs. These offshore funds seek to earn absolute returns for investors and are primarily focused within our event-driven long/short equity and sector-focused strategies. The partnership seeks to generate absolute returns by investing in, and optimizing, a portfolio of several investment partnerships managed and advised by us. Our involvement with one of these offshore funds began in 1994 but the majority of the offshore funds were launched between 1999 and 2002. The partnership began in 2005.

The total net assets of the five offshore funds and one partnership, which are classified as VIEs, were approximately $40.0 million on December 31, 2005 and the total net assets of the five offshore funds on December 31, 2004 were approximately $42.5 million. On December 31, 2005, we were not the primary beneficiary or a holder of a significant variable interest in five of the six VIEs. In the other instance, an unconsolidated related party held an interest in an offshore fund which, when combined with the Company's cash flows from the incentive fee allocation and the management fee as co-investment manager results in the Company being considered the primary beneficiary of such entity. This offshore fund is a global event-driven long/short equity fund with total assets of $13,164,000 and $10,078,000 and total liabilities of $975,000 and $979,000 at December 31, 2004 and 2005, respectively. This fund has not been consolidated as of and for the year ended December 31, 2004 and 2005. As co-investment manager of this fund, we earned approximately $110,000, $98,000 and $72,000 in management and incentive fees in 2003, 2004 and 2005, respectively. However, we are not exposed to losses as a result of our involvement with this fund because we have had no direct investment.

Our maximum exposure to loss as a result of our involvement with the offshore funds classified as VIEs is limited to our investment in the respective VIEs. On December 31, 2004 and 2005, we did not have any direct investments in these offshore funds. Our maximum exposure to loss as a result of our involvement with the partnership classified as a VIE includes our investment as well as being contingently liable for all of the partnership's liabilities in our capacity as general partner. On December 31, 2004 and 2005, we did not have an investment in this partnership. Financial information pertaining to our investments in partnerships and affiliates is presented in Note C.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. Under SFAS No. 150, certain financial instruments shall be classified as a liability on the issuer's financials statements. The Company has adopted this statement, which did not have a material impact on the Company's financial statements.

On December 16, 2004, the FASB issued FASB Statement No. 123 (R) (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted no later than July 1, 2005. We adopted Statement 123(R) on January 1, 2005. In light of our prospective adoption of the fair value recognition provisions of Statement 123(R) for all grants of employee stock options subsequent to January 1, 2002, the adoption of Statement 123(R) did not have a material impact on our consolidated financial statements.

In March 2005, the FASB issued FIN 47 which interprets FASB Statement No. 143, "Asset Retirement Obligations (ARO's)," which was issued in June 2001. FIN 47 was issued to address the diverse accounting practices that have developed with regard to the timing of conditional ARO's. Under the Interpretation, such ARO's even if conditional upon some future event must be recognized as liabilities. The Company does not have any such obligations at the present time, and the adoption of the Interpretation is not expected to have a material impact on the Company's future consolidated financial statements. It is effective for fiscal years ending after December 15, 2005.

In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Errors Corrections," which is a replacement of APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements." The Statement applies to all voluntary changes in accounting principles, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. The Statement is effective for accounting changes and corrections for errors made in fiscal years beginning after December 15, 2005. The Statement does not change the transition provisions of any existing accounting pronouncements. The Company plans to adopt this Statement on January 1, 2006. The adoption is not expected to have a material impact on the Company's future consolidated financial statements.

B. Investments in Securities

Investments in securities at December 31, 2004 and 2005 consisted of the following:

	2004		2005	
	Cost	Market Value	Cost	Market Value
	(In thousands)			
Trading securities:				
U.S. Government obligations	$ 148,344	$ 148,610	$ 198,395	$ 200,242
Common stocks	12,406	14,509	72,201	77,218
Mutual funds	50,774	51,560	40,964	41,530
Preferred stocks	497	585	470	503
Other investments	543	1,241	602	490
Total trading securities	212,564	216,505	312,632	319,983
Available for sale securities:				
Common stocks	15,692	18,271	20,028	21,435
Mutual funds	59,075	57,574	59,125	59,798
Total available for sale securities	74,767	75,845	79,153	81,233
Total investments in securities	$ 287,331	$ 292,350	$ 391,785	$ 401,216

At December 31, 2004 and 2005, the market value of investments available for sale was $75.8 million and $81.2 million, respectively. At December 31, 2004 and 2005, there were six and four holdings in loss positions, respectively, which were not deemed to be other than temporarily impaired due to the length of time that they have been in a loss position. An unrealized holding loss, net of management fees and taxes, of $0.1 million in 2004 and an unrealized holding gain, net of management fees and taxes of $0.5 million in 2005 has been included in stockholders' equity. Proceeds from sales of investments available for sale were approximately $1.9 million, $0.6 million and $2.1 million for the years ended December 31, 2003, 2004 and 2005, respectively. Realized gains on the sale of investments available for sale amounted to $0.2 million, $0.1 million and $0.5 million for the years ended December 31, 2003, 2004 and 2005, respectively. Realized losses were $0.2 million in 2003. There were no realized losses in 2004 or 2005.

For the year ended December 31, 2005, there were $3.3 million in losses on available for sale securities deemed to be other than temporary, which were recorded in the statement of income. There were no losses recorded for the years ended December 31, 2003 or 2004.

Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. A substantial portion of investments in securities are held for resale in anticipation of short-term market movements and classified as trading securities. Available for sale investments are stated at fair value, with any unrealized gains or losses, net of deferred taxes, reported as a component of stockholders' equity. Trading investments are stated at fair value, with any unrealized gains or losses reported as net gain from investments in the statement of income.

C. Investments in Partnerships and Affiliates

We are general partner or co-general partner of various limited partnerships and the Investment Manager of various offshore funds whose underlying assets consist primarily of marketable securities. As general partner or co-general partner, we are contingently liable for all of the partnerships' liabilities. Summary financial information, including our carrying value and income from these partnerships at December 31, 2004 and 2005 and for the years then ended, is as follows (in thousands):

	2004	2005
Total assets	$ 272,533	$ 250,129
Total liabilities	65,754	48,164
Equity	206,779	201,965
Net earnings	13,244	13,804
Company's carrying value	25,722	24,642

Income from our investments in the above partnerships for the year ended December 31, 2003, 2004 and 2005 was approximately $2,182,000, $1,217,000, $747,000.

As general partner or co-general partner of various limited partnerships, we receive a management fee based on a percentage of each partnership's net assets and a 20% incentive allocation based on economic profits. For the years ended December 31, 2003, 2004 and 2005, we earned management fees of approximately $2,259,000, $2,029,000, and $1,865,000, respectively and earned incentive allocations of $1,462,000, $830,000 and $1,585,000.

We also serve as investment manager or co-investment manager for various affiliated offshore funds whose underlying assets consist primarily of marketable securities. As the investment manager or co-investment manager, we earn a management fee based on a percentage of net assets and are entitled to a 20% incentive based on the absolute gain in the portfolio. For the years ended December 31, 2003, 2004 and 2005, we earned management fees of $1,773,000, $2,448,000 and $2,306,000, respectively and recorded incentive fees of $2,945,000, $1,423,000 and $3,013,000, respectively. At December 31, 2004 and 2005, we had investments in these affiliated offshore funds aggregating $29,800,000 and $27,790,000, respectively and earned $901,000, $643,000, and $2,083,000 from these investments in 2003, 2004 and 2005, respectively.

At December 31, 2004 and 2005, we had various interests in unaffiliated limited partnerships, offshore funds and other investments aggregating approximately $33,818,000 and $39,540,000, respectively. For the years ended December 31, 2003, 2004 and 2005, we recorded net gains related to these investments of approximately $1,112,000, $2,047,000, and $1,482,000, respectively.

D. Income Taxes

We account for income taxes under the liability method prescribed by FASB Statement No. 109 ("SFAS 109"). Under SFAS 109, deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

GBL and our greater than 80% owned subsidiaries file a consolidated federal income tax return. Advisers, our less than 80% owned subsidiary files a separate federal income tax return. Accordingly, the income tax provision represents the aggregate of the amounts provided for all companies

The provision for (benefit from) income taxes for the years ended December 31, 2003, 2004 and 2005 consisted of the following:

	2003	2004 (In thousands)	2005
Federal:			
Current	$ 24,915	$ 31,778	$ 31,692
Deferred	1,108	(1,198)	1,183
State and local:			
Current	4,345	6,088	5,547
Deferred	(29)	(571)	(95)
	$ 30,339	$ 36,097	$ 38,327

Our effective tax rate for each of the years ended December 31, 2003, 2004 and 2005 was 37.4%, 36.4% and 37.5%, respectively. A reconciliation of the Federal statutory income tax rate to the effective tax rate is set forth below:

	2003	2004	2005
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of Federal benefit	3.4	3.6	3.5
Other	(1.0)	(2.2)	(1.0)
Effective income tax rate	37.4%	36.4%	37.5%

Significant components of our deferred tax assets and liabilities were as follows:

	2004	2005
Deferred tax assets:	(in thousands)	
Stock option expense	$ (1,268)	$ (650)
Deferred compensation	(2,298)	(3,362)
Other	(442)	(482)
Total deferred tax assets	(4,008)	(4,494)
Deferred tax liabilities:		
Investments in securities available for sale	392	64
Investments in securities and partnerships	3,721	5,733
Other	834	396
Total deferred tax liabilities	4,947	6,193
Net deferred tax liabilities	$ 939	$ 1,699

E. Debt

Debt consists of the following:

	2004	2005
5.5% Senior notes	$ 100,000	$ 100,000
5% Convertible note	100,000	50,000
5.22% Senior notes	-	82,308
Mandatory convertible securities	82,308	-
Total	$ 282,308	$ 232,308

5.5% Senior Notes

On May 15, 2003, we issued 10-year, $100 million senior notes. The senior notes, due May 15, 2013, pay interest semi-annually at 5.5%.

Convertible Note

On August 13, 2001, we issued a 10-year, $100 million convertible note to Cascade Investment LLC ("Cascade"). The convertible note, due August 14, 2011, paid interest semi-annually at 6.5% for the first year and 6% thereafter and was convertible into our class A common stock at $53 per share. In August 2003, the interest rate on the note was lowered to 5% and the conversion price was lowered by $1 per share to $52 per share. On April 1, 2005 we repurchased $50 million, plus accrued interest. The note provides the holder with certain put rights, at par plus accrued interest, on September 15, 2006. If this note were converted, Cascade would own approximately 13% of our aggregate outstanding class A common stock as of December 31, 2005. GBL is required to reserve and keep available free from pre-emptive right, shares of common stock out of its authorized stock for purpose of conversion of the note.

On August 9, 2002, the Board of Directors authorized GBL to establish a collateral account consisting of cash or securities totaling $103 million, lowered to $102.5 million in August 2003, lowered again to $51.3 million in April 2005, to secure a $51.3 million letter of credit in favor of Cascade. We have paid $234,000 in 2003, $282,000 in 2004, $148,000 in 2005 and expect to pay fees of approximately $93,000 in 2006 for the $51.3 million letter of credit which will expire September 22, 2006. At that time the collateral account will be closed and any cash or securities held will be available for general corporate use.

Company Obligations under Mandatory Convertible Securities

On February 6, 2002, we completed our public offering of 3.6 million mandatory convertible securities. The securities were listed on the NYSE under the symbol "GBL.I" until February 2005. These securities initially consisted of (a) a purchase contract under which the holder purchased shares of our class A common stock on February 17, 2005 and (b) senior notes due February 17, 2007. In connection with the offering, we received $90,000,000 before underwriting and other expenses of approximately $3,100,000. For accounting purposes, the net present value of the purchase contract adjustments and their related offering costs, totaling $4.6 million, have been recorded as a reduction to additional paid in capital. Costs incurred in connection with the issuance of the senior notes have been capitalized as deferred financing costs and will be amortized as an adjustment to interest expense over the term of the notes. During 2003, 2004 and 2005, approximately $93,000, $95,000 and $97,000, respectively, have been amortized to interest expense.

The notes pay interest quarterly at a rate of 6% per year, which rate was reset on November 17, 2004 to 5.22%. Each purchase contract obligated its holder to purchase, on February 17, 2005, newly issued shares of our class A common stock. During December 2004, a holder of 469,600 purchase contracts purchased 252,456 shares of our class A common stock through early settlement. In February 2005, the remaining holders of the 2,822,700 purchase contracts purchased 1,517,483 shares of our class A common stock for $70,569,000.

In May 2002, the Board of Directors approved the repurchase of up to 200,000 shares of the mandatory convertible securities from time to time in the open market. On August 9, 2002, the Board of Directors increased the number of shares authorized to be repurchased by an additional 200,000. In May 2004, the Board of Directors increased the number of shares authorized to be repurchased by an additional 200,000. In August 2004, the Board of Directors changed the authorization to $25 million. Through December 31, 2004, we repurchased 307,700 shares at an average price of $22.54 per share and an aggregate cost of $6.9 million. In 2003 and 2004, a gain of approximately $96,000 and $34,000, respectively, attributable to the extinguishment of the debt component of each mandatory convertible security repurchased has been included in net gain from investments. There were no repurchases during 2005.

F. Stockholders' Equity

Stock Award and Incentive Plan

We maintain two Stock Award and Incentive Plans (the "Plans"), approved by the shareholders, which are designed to provide incentives which will attract and retain individuals key to the success of GBL through direct or indirect ownership of our common stock. Benefits under the Plans may be granted in any one or a combination of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents and other stock or cash based awards. A maximum of 1,500,000 shares of class A common stock have been reserved for issuance under each of the Plans by a committee of the Board of Directors responsible for administering the Plans. Under the Plans, the committee may grant either incentive or nonqualified stock options with a term not to exceed ten years from the grant date and at an exercise price that the committee may determine. Options granted under the Plans vest 75% after three years and 100% after four years from the date of grant and expire after ten years.

A summary of the stock option activity for the years ended December 31, 2004 and 2005 is as follows:

	Shares	Weighted Average Exercise Price
Outstanding, December 31, 2003	949,650	$ 26.27
Granted	40,000	$ 39.65
Forfeited	(59,025)	$ 29.06
Exercised	(131,300)	$ 22.57
Outstanding, December 31, 2004	799,325	$ 27.34
Granted	20,000	$ 44.90
Forfeited	(21,500)	$ 28.95
Tendered	(522,000)	$ 26.68
Exercised	(49,500)	$ 26.77
Outstanding, December 31, 2005	226,325	$ 30.38
Shares available for future issuance at December 31, 2005	1,244,775	

At December 31, 2004 and 2005 there were 212,431 and 206,325, respectively, exercisable outstanding stock options with a weighted average exercise price of $20.62 per share and $28.98 per share, respectively.

The table below represents for various prices, weighted average characteristics of outstanding employee stock options at December 31, 2005.

Exercise Price	Options Outstanding	Weighted average remaining contractual life	Options currently exercisable	Exercise Price of options currently exercisable
$ 16.00	16,000	4.08	16,000	$ 16.00
$ 16.28	21,325	3.08	21,325	$ 16.28
$ 28.95	86,750	7.17	86,750	$ 28.95
$ 29.00	22,000	7.42	22,000	$ 29.00
$ 31.62	20,250	5.08	20,250	$ 31.62
$ 39.65	40,000	8.42	40,000	$ 39.65
$ 44.90	20,000	9.83	-	N/A

The weighted average estimated fair value of the options granted at their grant date using the Black-Scholes option-pricing model was as follows:

	2003	2004	2005
Weighted average fair value of options granted:	$ 10.96	$13.04	$11.99
Assumptions made:			
Expected volatility	38%	33%	23%
Risk free interest rate	2.99%	2.50%	3.50%
Expected life	5 years	5 years	5 years
Dividend yield	0%	0.20%	0.27%

The expected volatility reflects the volatility of GBL stock over a period of approximately four years, prior to each respective grant date, based on month-end prices. The expected life reflected an estimate of the length of time the employees are expected to hold the options, including the vesting period, and is based, in part, on actual experience with other grants. The dividend yield for the February 18, 2003 and May 13, 2003 grants reflected the assumption that no or an immaterial payout would be made in the foreseeable future at that time. The dividend yield for the May 11, 2004 grant reflected the assumption that we would continue our current policy of a $0.02 per share quarterly dividend. The dividend yield for the November 11, 2005 grant reflected the assumption of an increase to $0.03 per share quarterly dividend. The weighted average remaining contractual life of the outstanding options at December 31, 2005 was 6.86 years.

Prior to January 1, 2003, we applied APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for our stock option plan. Accordingly, no compensation expense was recognized where the exercise price equals or exceeds the market price of the underlying stock on the date of grant.

Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123 in accordance with the transition and disclosure provisions under the recently issued SFAS No. 148, "Accounting for Stock Based Compensation – Transition and Disclosure".

We adopted Statement 123 (R) on January 1, 2005. In light of our modified prospective adoption of the fair value recognition provisions of Statement 123 (R) for all grants of employee stock options, the adoption of Statement 123 (R) did not have a material impact on our consolidated financial statements. During June 2005, the Board of Directors authorized the accelerated vesting of all unvested stock options as of July 1, 2005. This resulted in the expensing of an additional $1.8 million in stock option expense during the second quarter of 2005. The total compensation costs related to non-vested awards not yet recognized is approximately $182,000 as of December 31, 2005. This will be recognized as expense in the following periods:

2006	2007	2008	2009
$60,000	$60,000	$52,000	$10,000

In August 2005, the Company commenced a tender offer to repurchase all outstanding options to purchase its class A common stock. The tender offer was completed in October 2005 and approximately 110 option holders elected to tender options to purchase an aggregate of approximately 522,000 shares of its class A common stock. These option holders received an aggregate of approximately $9.7 million in cash (less any withholding taxes). As a result of the completion of the tender offer, there was a reduction in fully diluted shares outstanding of approximately 130,000 shares.

If we had elected for 2001 and 2002 to account for our stock options under the fair value method of SFAS No. 123 "Accounting for Stock Based Compensation," our net income and net income per share would have been reduced to the pro forma amounts indicated below:

	2003	**2004**	**2005**
Net income (in thousands):			
As reported	$ 49,844	$ 62,559	$ 63,391
Pro forma	$ 49,414	$ 62,473	$ 63,391
Net income per share – Basic			
As reported	$ 1.66	$ 2.11	$ 2.13
Pro forma	$ 1.65	$ 2.11	$ 2.13
Net income per share – Diluted			
As reported	$ 1.65	$ 2.06	$ 2.09
Pro forma	$ 1.64	$ 2.06	$ 2.09

Stock Repurchase Program

In 1999, the Board of Directors established the Stock Repurchase Program through which we have been authorized to purchase up to $9 million of our class A common stock. We completed the Stock Repurchase Program during the first quarter of 2001 and on March 2, 2001 the Board of Directors authorized the repurchase of an additional $3 million of our class A common stock. On September 17, 2001, the Board of Directors raised the amount authorized to repurchase shares to $10 million. In 2002, the Board of Directors raised the amount authorized by $5 million in July and an additional $10 million in December. In 2004, the Board of Directors raised the amount authorized by $12 million in May, an additional $25 million in August and by an additional 1 million shares in October. In addition, the Board of Directors also authorized $25 million to be used for an accelerated stock repurchase program. During 2005, the Board of Directors authorized additional repurchases of 500,000 shares each in August and November. We also repurchased 300,000 shares of our class B common stock held by GGCP, our parent, which was converted to class A common stock in December 2002 at $28.20 per share and an aggregate cost of $8.46 million. The repurchase of these shares are not included in determining the total dollars available under the Stock Repurchase Program. In 2004 and 2005, we repurchased 1,596,277 and 861,000 shares at an average price of $44.29 per share and $43.22 per share, respectively. There remain approximately 1,083,000 shares available under this program at December 31, 2005. Under the program, we have repurchased 3,334,626 shares at an average price of $38.88 per share and an aggregate cost of $129.6 million through December 31, 2005.

In November 2004, we entered into an accelerated stock repurchase program ("ASR") whereby we repurchased 400,000 shares of stock from an investment bank for approximately $18.8 million. The ASR permitted us to repurchase the shares immediately, while the investment bank would purchase the shares in the market over time. The 400,000 shares repurchased under the agreement were subject to a future contingent price adjustment based on the actual prices paid by the investment bank to purchase our stock in the market over time. At December 31, 2004, the investment bank had purchased 203,500 shares resulting in a contingent purchase liability of approximately $120,000 for the Company. During 2005, the investment bank completed its share repurchases resulting in a reduction to the original purchase agreement of approximately $35,000.

Dividends

During 2003, we paid dividends of $0.02 per share to all class A shareholders totaling $138,537. During 2004, we paid dividends of $1.16 per share to class A and class B shareholders totaling $34,006,352. During 2005, we paid dividends of $0.69 per share to class A and class B shareholders totaling $20,121,556.

Shelf Registration

On December 28, 2001, we filed a "shelf" registration statement registering $400 million in aggregate amount of debt and other securities. The issuance of the mandatory convertible securities used $180 million and the issuance of the 5.5% Senior Notes used $100 million of the shelf registration leaving $120 million for future use. Such securities may be issued as debt securities, trust preferred securities or class A common stock.

In June 2005, the firm filed a "shelf" registration statement on Form S-3. The shelf is currently being reviewed by the staff of the SEC. If and when declared effective, the shelf process will provide us with opportunistic flexibility to sell any combination of senior and subordinate debt securities, convertible debt securities and equity securities (including common and preferred securities) up to a total amount of $400 million. This authorization is in addition to the remaining $120 million available under our "shelf" registration filed in 2001.

G. Capital Lease

We lease office space from an entity controlled by members of the Chairman's family. We have recorded a capital lease asset and liability for the fair value of the leased property. The lease provides that all operating expenses relating to the property (such as property taxes, utilities and maintenance) are to be paid by the lessee, GBL. Accumulated amortization on the leased property was approximately $1,747,000 and $1,994,000 at December 31, 2004 and 2005, respectively.

Future minimum lease payments for this capitalized lease at December 31, 2005 are as follows:

	(In thousands)
2006	$ 834
2007	765
2008	765
2009	765
2010	765
Thereafter	1,785
Total minimum obligations	5,679
Interest	2,670
Present value of net obligations	$ 3,009

Lease payments under this agreement amounted to approximately $772,000 and $802,000 for each of the years ended December 31, 2004 and 2005, respectively. The capital lease contains an escalation clause tied to the change in the CPI which may cause the future minimum payments to exceed $765,000 annually. Future minimum lease payments have not been reduced by related minimum future sublease rentals of approximately $343,000, of which approximately $213,000 is due from an affiliated entity. Total minimum obligations exclude the operating expenses to be borne by us, which are estimated to be approximately $720,000 per year.

H. Commitments

We rent office space under leases which expire at various dates through January 2009. Future minimum lease commitments under these operating leases as of December 31, 2005 are as follows:

	(In thousands)
2006	$ 538
2007	226
2008	35
2009	1
	$ 800

Equipment rentals and occupancy expense amounted to approximately $1,143,000, $1,752,000 and $2,662,000, respectively, for the years ended December 31, 2003, 2004 and 2005.

I. Related Party Transactions

We serve as the investment advisor for the Funds and earn advisory fees based on predetermined percentages of the average net assets of the Funds. In addition, Gabelli & Company has entered into distribution agreements with each of the Funds. As principal distributor, Gabelli & Company incurs certain promotional and distribution costs related to the sale of Fund shares, for which it receives a fee from the Funds or reimbursement from the investment advisor. Gabelli & Company earns a majority of its commission revenue from transactions executed on behalf of clients of affiliated companies. Advisory and distribution fees receivable from the Funds were approximately $17,330,000 and $17,630,000 at December 31, 2004 and 2005, respectively.

We had an aggregate investment in the Funds of approximately $363,518,000 and $268,713,000 at December 31, 2004 and 2005, respectively, of which approximately $254,614,000 and $167,706,000 was invested in money market mutual funds, included in cash and cash equivalents, at December 31, 2004 and 2005, respectively.

Immediately preceding the Offering and in conjunction with the Reorganization, GBL and our Chairman entered into an Employment Agreement. Under the Employment Agreement, we will pay the Chairman 10% of our aggregate pre-tax profits while he is an executive of GBL and devoting the substantial majority of his working time to the business of GBL. The management fee was approximately $9,002,000, $11,017,000, and $11,356,000 for the years ended December 31, 2003, 2004 and 2005, respectively. The Chairman also earned portfolio management compensation and relationship manager fees of approximately $29,641,000, $43,961,000, and $44,186,000, respectively, for the years ended December 31, 2003, 2004 and 2005, which have been included in compensation costs, of which $6,180,000 and $2,454,000 was payable at December 31, 2004 and 2005, respectively. Refer also to Note G.

J. Financial Requirements

As a registered broker-dealer, Gabelli & Company is subject to Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission. Gabelli & Company computes its net capital under the alternative method permitted by the Rule which requires minimum net capital of $250,000. We have consistently met or exceeded this requirement.

In connection with the registration of our subsidiary, Gabelli Asset Management (UK) Limited with the Financial Services Authority, we are required to maintain a minimum Liquid Capital Requirement of £267,000 ($459,000 at December 31, 2005), and an Own Funds Requirement of €50,000 ($59,000 at December 31, 2005). We have consistently met or exceeded these requirements.

K. Administration Fees

We have entered into administration agreements with other companies (the "Administrators"), whereby the Administrators provide certain services on behalf of several of the Funds and Investment Partnerships. Such services do not include the investment advisory and portfolio management services provided by GBL. The fees are negotiated based on predetermined percentages of the net assets of each of the Funds.

L. Profit Sharing Plan and Incentive Savings Plan

We have a qualified contributory employee profit sharing plan and incentive savings plan covering substantially all employees. Company contributions to the plans are determined annually by the Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code. We accrued contributions of approximately $63,000, $62,000 and $32,000, to the plans for the years ended December 31, 2003, 2004 and 2005, respectively.

During 2005 the qualified contributory employee profit sharing plan was terminated and the proceeds were distributed to the plan participants. No contributions were made to the qualified contributory employee profit sharing plan for 2005.

M. Quarterly Financial Information (Unaudited)

Quarterly financial information for the years ended December 31, 2005 and 2004 is presented below.

	2005 Quarter				
(in thousands, except per share data)	1st	2nd	3rd	4th	Full Year
Revenues	$ 61,531	$ 59,841	$ 66,234	$ 64,757	$ 252,363
Operating income	20,154	19,631	22,598	24,209	86,592
Net income	12,682	12,955	19,448	18,306	63,391
Net income per share:					
Basic	0.43	0.43	0.65	0.62	2.13
Diluted	0.42	0.43	0.64	0.61	2.09
	2004 Quarter				
Revenues	$ 63,539	$ 60,204	$ 57,237	$ 74,183	$ 255,163
Operating income	25,277	24,434	21,951	27,406	99,068
Net income	16,071	13,918	13,031	19,539	62,559
Net income per share:					
Basic	0.53	0.47	0.44	0.67	2.11
Diluted	0.52	0.46	0.43	0.65	2.06

N. Other Matters

GBL and certain of its subsidiaries have received, and have been responding to, information requests and subpoenas from the New York Attorney General's Office and the SEC requesting documents and testimony on mutual fund share trading practices. Since this matter is ongoing, we cannot determine at this time what effect, if any, this matter may have on GBL's financial position or the results of its operations.

O. Subsequent Events

On February 7, 2006, the Company announced that the Board of Directors declared a regular quarterly dividend of $0.03 per share to all of its class A and class B shareholders, payable on March 28, 2006 to shareholders of record on March 15, 2006.

On March 9, 2006, the Company announced that the Board of Directors authorized an additional 500,000 shares to be repurchased under the Company's Stock Repurchase Program.

The Company has repurchased 636,232 shares at an average investment of $44.50 per share as of March 10, 2006. This brings the remaining authorization under the stock repurchase program to approximately 947,000 shares at March 10, 2006.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A: CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 9B: OTHER INFORMATION

None.

PART III

ITEM 10: DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding the Directors and Executive Officers of GBL and compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference from the sections captioned "Election of Directors", "Information Regarding Executive Officers", "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for our 2006 Annual Meeting of Shareholders (the "Proxy Statement").

GBL has adopted a Code of Business Conduct that applies to all of our officers, directors, full-time and part-time employees and a Code of Conduct that sets forth additional requirements for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (together, the "Codes of Conduct"). The Codes of Conduct are posted on our website (www.gabelli.com) and available in print free of charge to any shareholder who requests a copy. Interested parties may address a written request for a printed copy of the Codes of Conduct to: Secretary, GAMCO Investors, Inc., One Corporate Center, Rye, New York 10580-1422. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Codes of Conduct by posting such information on our website.

In addition to the certifications attached as Exhibits to this Form 10-K, following its 2005 Annual Meeting, GBL also submitted to the New York Stock Exchange ("NYSE") a certification by its Chief Executive Officer that he is not aware of any violations by GBL of the NYSE corporate governance listing standards as of the date of the certification.

ITEM 11: EXECUTIVE COMPENSATION

The information set forth under the captions "Compensation of Executive Officers" and "Election of Directors – Compensation of Directors" in the Proxy Statement is incorporated herein by reference.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the caption "Certain Ownership of Our Stock" in the Proxy Statement is incorporated herein by reference.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information set forth under the caption "Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

ITEM 14: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the caption "Independent Registered Public Accounting Firm" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15: **EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K**

(a) List of documents filed as part of this Report:

(1) Consolidated Financial Statements and Independent Registered Public Accounting Firm's Report included herein:
See Index on page F-1

(2) Financial Statement Schedules:
Financial statement schedules are omitted as not required or not applicable or because the information is included in the Financial Statements or notes thereto.

(3) List of Exhibits:

Exhibit Number		Description of Exhibit
3.1	--	Restated Certificate of Incorporation of the Company. (Incorporated by reference to Exhibit 3.0 to the Company's Form 10-Q for the quarter ended September 30, 2005 filed with the Securities and Exchange Commission on November 9, 2005).
3.2	--	Amended Bylaws of the Company. (Incorporated by reference to Exhibit 3.4 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).
4.1	--	Specimen of class A common stock Certificate. (Incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on January 29, 1999).
4.2	--	Convertible Promissory Note, dated August 14, 2001, of the Company (Incorporated by reference to Exhibit 99.4 to the Company's Report on Form 8-K dated March 1, 2005 filed with the Securities and Exchange Commission on March 2, 2005).
4.3	--	Indenture, dated as of February 6, 2002, between GAMCO Investors, Inc. and The Bank of New York, as Trustee. (Incorporated by reference to Exhibit 4.1 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).
4.4	--	First Supplemental Indenture, dated as of February 6, 2002, between GAMCO Investors, Inc. and The Bank of New York, as Trustee. (Incorporated by reference to Exhibit 4.2 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).
4.5	--	Form of Note (included in Exhibit 4.4). (Incorporated by reference to Exhibit 4.3 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).
10.1	--	Management Services Agreement between the Company and GFI dated as of February 9, 1999. (Incorporated by reference to Exhibit 10.1 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).
10.2	--	Tax Indemnification Agreement between the Company and GFI. (Incorporated by reference to Exhibit 10.2 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).
10.3	--	GAMCO Investors, Inc. 1999 Stock Award and Incentive Plan. (Incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).
10.4	--	GAMCO Investors, Inc. 1999 Annual Performance Incentive Plan. (Incorporated by reference to Exhibit 10.5 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).
10.5	--	GAMCO Investors, Inc. 2002 Stock Award and Incentive Plan (Incorporated by reference to Exhibit A to the Company's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2002).
10.6	--	Employment Agreement between the Company and Mario J. Gabelli. (Incorporated by reference to Exhibit 10.6 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

10.7 -- Registration Rights Agreement, dated August 14, 2001, between the Company and Cascade Investment LLC. (Incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q/A for the quarter ended September 30, 2001 filed with the Securities and Exchange Commission on November 16, 2001).

10.8 -- Note Purchase Agreement, dated as of August 10, 2001, by and among Cascade Investment LLC, a Washington limited liability company, GAMCO Investors, Inc., a New York corporation, Mario J. Gabelli, Gabelli Group Capital Partners, Inc., a New York corporation, and Rye Holdings, Inc., a New York corporation, and Rye Capital Partners, Inc., a Delaware corporation (Incorporated by reference to Exhibit 1.1 to the Company's Form 10-Q/A for the quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 16, 2001), as amended by the Third Amendment, dated as of February 28, 2005 (Incorporated by reference to Exhibit 99.2 to the Company's Report on Form 8-K dated March 1, 2005 filed with the Securities and Exchange Commission on March 2, 2005).

12.1 -- Computation of Ratios of Earnings to Fixed Charges.

21.1 -- Subsidiaries of the Company.

23.1 -- Consent of Independent Registered Public Accounting Firm

24.1 -- Powers of Attorney (included on page II-3 of this Report).

31.1 -- Certification of CEO pursuant to Rule 13a-14(a).

31.2 -- Certification of CFO pursuant to Rule 13a-14(a).

32.1 -- Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 -- Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(b) Reports on Form 8-K:

We filed the following Current Reports on Form 8-K during the three months ended December 31, 2005.

1. Current Report on Form 8-K, dated October 21, 2005 containing the press release disclosing our operating results for the third quarter ended September 30,2005.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rye, State of New York, on March 15, 2006.

GAMCO INVESTORS, INC.

By: /s/ Michael R. Anastasio
Name: Michael R. Anastasio
Title: Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Michael R. Anastasio and James E. McKee and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments to this report and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mario J. Gabelli Mario J. Gabelli	Chairman of the Board, Chief Executive Officer and Chief Investment Officer (Principal Executive Officer)	March 15, 2006
/s/ Michael R. Anastasio Michael R. Anastasio	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 15, 2006
/s/ Edwin L. Artzt Edwin L. Artzt	Director	March 15, 2006
/s/ Raymond C. Avansino Raymond C. Avansino	Director	March 15, 2006
/s/ John C. Ferrara John C. Ferrara	Director	March 15, 2006
/s/ John D. Gabelli John D. Gabelli	Director	March 15, 2006
/s/ Alan C. Heuberger Alan C. Heuberger	Director	March 15, 2006
/s/ Robert S. Prather Robert S. Prather	Director	March 15, 2006
/s/ Karl Otto Pöhl Karl Otto Pöhl	Director	March 15, 2006
/s/ Vincent S. Tese Vincent S. Tese	Director	March 15, 2006

Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

The following table sets forth certain information regarding our consolidated ratio of earnings to fixed charges for the five-year period ended December 31, 2005.

	Year Ended December 31,				
	2001	**2002**	**2003**	**2004**	**2005**
Ratio of earnings to fixed charges (a)	17.0	8.1	6.4	7.2	8.4

(a) These ratios were calculated by dividing the sum of fixed charges into the sum of earnings before taxes and fixed charges. Fixed charges for these purposes consist of all interest expense and the approximate portion of rental expense representing interest.

Exhibit 21.1

Subsidiaries of GAMCO Investors, Inc.

The following table lists the direct and indirect subsidiaries of GAMCO Investors, Inc. (the "Company"). In accordance with Item 601 (21) of Regulation S-K, the omitted subsidiaries considered in the aggregate as a single subsidiary would not constitute a "significant subsidiary" as defined under Rule 1-02(w) of Regulation S-X.

Name	Jurisdiction of Incorporation or Organization
Gabelli Funds, LLC (100%-owned by the Company)	New York
GAMCO Asset Management Inc. (100%-owned by the Company)	New York
Gabelli Fixed Income, Inc. (100%-owned by the Company)	New York
Gabelli Asset Management (UK) Limited (100%-owned by the Company)	United Kingdom
Gabelli Securities, Inc. (92.1%-owned by the Company)	Delaware
Gabelli Advisers, Inc. (41.8%-owned by the Company)	Delaware
Gabelli & Company, Inc. (100%-owned by Gabelli Securities, Inc.)	New York
Gabelli Direct, Inc. (100%-owned by Gabelli Securities, Inc.)	Delaware
Gabelli & Partners LLC (100%-owned by Gabelli Securities, Inc.)	Delaware
Gabelli Fixed Income L.L.C. (100%-owned by Gabelli Fixed Income, Inc.)	Delaware
Gabelli Fixed Income Distributors, Inc. (100%-owned by Gabelli Fixed Income L.L.C.)	Delaware
Gabelli Convertible Holdings, LLC (100%-owned by Gabelli Securities, Inc.)	Delaware

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-74676 and 333-102935) of GAMCO Investors, Inc. (formerly Gabelli Asset Management Inc.) and in the related Prospecti of our report dated March 10, 2006, with respect to the consolidated financial statements and schedules of GAMCO Investors, Inc., GAMCO Investors, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of GAMCO Investors, Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2005.

We also consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-76748) pertaining to the 1999 Stock Award and Incentive Plan of GAMCO Investors, Inc. (formerly Gabelli Asset Management Inc.) of our report dated March 10, 2006, with respect to the consolidated financial statements and schedules of GAMCO Investors, Inc., GAMCO Investors, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of GAMCO Investors, Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2005.

/s/ Ernst & Young LLP

New York, New York
March 10, 2006

Exhibit 31.1

Certifications

I, Mario J. Gabelli, certify that:

1. I have reviewed this annual report on Form 10-K of GAMCO Investors, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

   d) disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial data; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Mario J. Gabelli
Mario J. Gabelli
Chief Executive Officer

Date: March 15, 2006

Exhibit 31.2

Certifications

I, Michael R. Anastasio, certify that:

1. I have reviewed this annual report on Form 10-K of GAMCO Investors, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

   d) disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial data; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Michael R. Anastasio
Michael R. Anastasio
Chief Financial Officer

Date: March 15, 2006

Exhibit 32.1

Certification of CEO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of GAMCO Investors, Inc.(the "Company") for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Mario J. Gabelli, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Mario J. Gabelli
Name: Mario J. Gabelli
Title: Chief Executive Officer
Date: March 15, 2006

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

Exhibit 32.2

**Certification of CFO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report on Form 10-K of GAMCO Investors, Inc. (the "Company") for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Michael R. Anastasio, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael R. Anastasio
Name: Michael R. Anastasio
Title: Chief Financial Officer
Date: March 15, 2006

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.